Notice of 2023 Annual Meeting of Stockholders and **Proxy Statement**

Thursday, January 19, 2023



INTUIT turbotax credit karma quickbooks mailchimp

Our values

Integrity Without Compromise

We speak the truth and assume best intent.

We value trust above all else.

We do the right thing, even when no one is looking.

Courage

We are bold and fearless in how we think and act.

We relentlessly hold a high bar for performance.

We value speed, a bias for learning and action.

Customer Obsession

We fall in love with our customers' problems.

We deliver unrivaled customer benefit to power their prosperity.

We sweat every detail of the experience to deliver excellence.

Stronger Together

We champion diversity, inclusion, and a respectful environment.

We thrive on diverse voices to challenge and inform decisions.

We deliver exceptional results so others can count on us.

We Care And Give Back

We are stewards of the future.

We strengthen the communities around us.

We strive to give everyone the opportunity to prosper.

Notice of 2023 Annual Meeting of Stockholders

Agenda Item

1. Elect the 9 directors nominated by our Board and named in this proxy statement
2. Approve our executive compensation (on a non-binding basis).
3. Ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2023
4. Approve the Amended and Restated Employee Stock Purchase Plan to increase the share reserve by an additional 2,000,000 shares

We also will consider any other matters that may properly be brought before the Meeting (and any postponements or adjournments of the Meeting). As of the date of this proxy statement, we have not received notice of any such matters.

How to Vote

Online at the Meeting: Attend the Annual Meeting virtually at www.virtualshareholdermeeting.com/INTU2023 and follow the instructions on the website

Online Before the Meeting: visit www.proxyvote.com

Mail: Sign, date and return your proxy card in the enclosed envelope

Telephone: Call the telephone number on your proxy card

Note for Street-Name Holders: If you hold your shares through a broker, bank or other nominee, you must instruct your nominee how to vote the shares held in your account. The nominee will give you a Notice of Internet Availability or voting instruction form. If you do not provide voting instructions, we expect that your nominee will be permitted to vote only on Proposal 3.

Annual Meeting of Stockholders

Thursday, January 19, 2023
8:00 am Pacific Standard Time

This year, we will hold the Meeting virtually. To attend, vote or submit questions, stockholders of record should go to www.virtualshareholdermeeting.com/INTU2023 and log in using the control number on their Notice of Internet Availability or proxy card. Beneficial owners of shares held by a broker, bank or other nominee ("street-name shares") should review these proxy materials and their Notice of Internet Availability or voting instruction form for how to vote in advance of and participate in the Meeting. We encourage you to join the Meeting 15 minutes before the start time. There will not be a physical location for our Meeting, and you will not be able to attend the Meeting in person.

We adopted a virtual meeting format in 2021 and 2022 and, based on our stockholders' and our experiences at those meetings, we believe our virtual meeting format offers stockholders the same opportunities to participate as an in-person meeting. The virtual format enhances the experience because we can provide consistent opportunities for engagement to all stockholders, regardless of their geographic location. Therefore, we expect to continue hosting our annual meetings of stockholders in a virtual format.

The list of stockholders will be available for inspection by stockholders during the Meeting at www.virtualshareholdermeeting.com/INTU2023. A recording of the webcast will be available on our investor relations website for at least 60 days following the Meeting.

Stockholders at the close of business on November 21, 2022, and their proxies are entitled to receive notice of, and to vote at, the Meeting and any and all adjournments, continuations or postponements thereof.

Your vote is important. Please vote as promptly as possible.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on January 19, 2023 (the "Meeting"): Both the proxy statement and Intuit's Annual Report on Form 10-K for the fiscal year ended July 31, 2022, are available electronically at https://investors.intuit.com/financials/sec-filings/ and www.proxyvote.com.

By order of the Board of Directors,

Kerry J. McLean
Executive Vice President, General Counsel and
Corporate Secretary
Mountain View, California
November 23, 2022

(This page has been left blank intentionally.)

A Letter to Our Stockholders

November 23, 2022

Dear fellow Intuit stockholders:



At Intuit, everything starts with our mission of powering prosperity around the world. And every day, more than 17,000 Intuit employees come to work with a passion for solving the problems that matter most to our customers.

To deliver on our mission, we are transforming Intuit from a company focused on taxes and accounting to a platform company that makes a meaningful impact on the financial lives of our customers every single day. We have galvanized the company around this strategy, declared Bold Goals, and refreshed our five Big Bets in order to accelerate the speed of innovation across the company.

I am pleased to report that we are seeing tremendous momentum as we execute against our strategy. Our fiscal year 2022 revenue grew 32%, including the addition of Mailchimp, which we acquired in November 2021, and a full year of Credit Karma, and 24% excluding Mailchimp. Our total revenue growth was fueled by 38% growth for the Small Business and Self-Employed Group, which includes 16 points from Mailchimp. Our Consumer Group revenue grew 10%, ProConnect (now ProTax) revenue grew 6%, and Credit Karma had an outstanding year, with revenue of $1.8 billion, up 58% on a pro forma basis year-over-year. These are results that very few companies at our scale are able to achieve, and I could not be more proud of the passion for delivering for our customers that I see across the company.

We continue to deliver for our customers and the communities we serve in ways that go beyond our products and platform. Our corporate responsibility strategy includes a focus on three areas: job creation to provide economic opportunities to underserved communities; job readiness to better prepare individuals for today's jobs; and having a positive impact on climate, including setting new science-based net zero emission targets. Our diversity, equity, and inclusion efforts are focused on increasing diverse representation in our organization and ensuring equitable hiring, pay, and performance evaluation policies and practices. I am proud that we have made measurable progress across all of these goals.

As we look ahead, I am confident about Intuit's strategy for growth and accelerated innovation, and in this uncertain global macroeconomic environment, our platform is even more mission-critical for consumers and small businesses. We are operating from a position of strength and we will continue to invest in innovation so we can deliver for the more than 100 million customers around the world who rely on Intuit to help them prosper.

Over Intuit's nearly 40-year history, we have led through multiple platform shifts and have been through many economic downturns. In every instance, we have come out the other end much stronger than we were before. With a clear strategy and our strong culture, I know the best days of Intuit continue to be ahead of us.

Sasan Goodarzi
President and Chief Executive Officer
Intuit Inc.

Table of Contents

All statements made in this document, other than statements of historical or current facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking and other statements in this document address our corporate responsibility progress, plans, and goals (including matters relating to climate, workforce diversity and sustainability). The inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in our filings with the Securities and Exchange Commission. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our Annual Report on Form 10-K for the fiscal year ended July 31, 2022. Except as may be required by law, the company undertakes no obligation to update any forward-looking or other statements. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

Proxy Summary

This summary highlights information contained elsewhere in this proxy statement. It does not contain all of the information that you should consider. You should read the entire proxy statement carefully before voting.

We have first released this proxy statement to Intuit stockholders beginning on November 23, 2022.

Annual Meeting of Stockholders

Date and Time	Place	Record Date
Thursday, January 19, 2023 **8:00 a.m. Pacific Standard Time** We encourage you to join at 7:45 a.m. Pacific Standard Time.	The Meeting will be held virtually. To attend, stockholders of record should go to **www.virtualshareholdermeeting.com/INTU2023** and log in using the control number on their Notice of Internet Availability or proxy card. Street-name holders should review these proxy materials and their Notice of Internet Availability or voting instruction form for how to vote in advance of and participate in the Meeting.	**November 21, 2022**

You are entitled to vote if you held Intuit stock on the record date. Each share of Intuit common stock is entitled to one vote for each director nominee and one vote for each of the other proposals.

The list of stockholders will be available for inspection by stockholders during the Meeting at www.virtualshareholdermeeting.com/INTU2023. A recording of the webcast will be available on our investor relations website for at least 60 days following the Meeting.

Agenda

Proposal	Board recommendation	For more information
1. Election of directors	✓ **FOR** (all nominees)	Page 24
2. Advisory vote to approve Intuit's executive compensation (say-on-pay)	✓ **FOR**	Page 36
3. Ratification of selection of Ernst & Young LLP as Intuit's independent registered public accounting firm	✓ **FOR**	Page 73
4. Approval of Amended and Restated Employee Stock Purchase Plan	✓ **FOR**	Page 76

2022 Performance Highlights

We delivered strong results in fiscal 2022.

- Overall revenue grew by 32%, including the addition of Mailchimp and a full year of Credit Karma revenue. Excluding Mailchimp, which we acquired November 2021, revenue grew 24%.
- Small Business & Self-Employed Group revenue grew by 38%, including Mailchimp revenue of $762 million. Excluding Mailchimp, Small Business & Self-Employed Group revenue grew by 22%. Consumer Group revenue grew by 10% and Credit Karma generated revenue of $1.8 billion.
- We grew combined platform revenue, which includes Small Business & Self-Employed Group Online Ecosystem, TurboTax Online and Credit Karma, by 45%, totaling $9.6 billion, including 11 percentage points from the addition of Mailchimp's revenue.
- Small Business & Self Employed Group Online Ecosystem revenue grew by 61%. Excluding Mailchimp revenue, Small Business & Self-Employed Group Online Ecosystem revenue grew by 34%.

Our mission is to power prosperity around the world. Across our platform, we use the power of technology to deliver three core benefits to our customers: helping put more money in their pockets, saving them time by eliminating work so they can focus on what matters to them, and ensuring that they have complete confidence in every financial decision they make. Our global technology platform, which includes TurboTax, Credit Karma, QuickBooks, and Mailchimp, is designed to help consumers and small businesses manage their finances, get and retain customers, save money, pay off debt and do their taxes with ease and confidence so they receive the maximum refund they deserve. For those customers who have made the bold decision to become entrepreneurs and go into business for themselves, we are focused on helping them find and keep customers, get paid faster, pay their employees, manage and get access to capital, and ensure their books are done right. The rise of Artificial Intelligence ("AI") is fundamentally reshaping our world and Intuit is taking advantage of this technological revolution to find new ways to deliver on our mission. We are focused on capitalizing on this opportunity to power prosperity globally and to inspire our workforce, while investing in our company's reputation and durable growth in the future.

Our strategy for delivering on our bold goals is to be the global AI-driven expert platform powering prosperity for consumers and small businesses. **We are focusing our resources on five strategic priorities, or "Big Bets."**

1. **Revolutionizing speed to benefit:** When customers use our products and services, we use the power of data-driven customer insights to help deliver value instantly and aim to make interactions with our offerings frictionless, without the need for customers to manually enter data. We are accelerating the application of AI and investing in decentralized technologies such as blockchain and cryptocurrency, with a goal to revolutionize the customer experience and help customers put more money in their pockets faster. This priority is foundational across our business, and execution against it positions us to succeed with our other four strategic priorities.

2. **Connecting people to experts:** One of the largest problems our customers face is lack of confidence to file their own taxes or to manage their books. To build their confidence, we are connecting our customers to experts. We offer customers access to experts to help them make important decisions - and experts, such as accountants, gain access to new customers so they can grow their business. We are also expanding how we think about virtual experiences by exploring metaverse technologies and broadening the segments we serve beyond tax and accounting, to play a more meaningful role in our customers' lives.

3. **Unlocking smart money decisions:** We are creating a comprehensive, self-driving financial platform that propels our customers forward wherever they are on their financial journey, so they can understand their financial picture, make smart financial decisions, and stick to their financial plan in the near and long term.

4. **Being the center of small business growth:** We are focused on helping customers grow their businesses by offering a broad, seamless set of tools that are designed to help them get and retain customers, get paid faster, manage and get access to capital, pay employees with confidence, and use third-party apps to help run their businesses. At the same time, we want to position ourselves to better serve product-based businesses to benefit customers who sell products through multiple channels.

5. **Disrupting the small business mid-market:** We aim to disrupt the mid-market with our online offering designed to address the needs of small business customers with 10 to 100 employees. This offering enables us to increase retention of these larger customers and attract new mid-market customers who are over-served by available offerings.

Key highlights from fiscal 2022 include the following:

Revenue of **$12.7B** ↑ **32%** from FY21, or 24% excluding Mailchimp*	GAAP operating income of **$2.6B** ↑ **3%** from FY21	Non-GAAP operating income of **$4.5B** ↑ **29%** from FY21
GAAP diluted EPS of **$7.28** ↓ **4%** from $7.56 in FY21	Non-GAAP diluted EPS of **$11.85** ↑ **22%** from $9.74 in FY21	Repurchased **$1.9B** of shares and increased dividend **15%** to $2.72 per share

* We acquired Mailchimp in November 2021.

See Appendix A to this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Corporate Responsibility Highlights

Diversity, Equity and Inclusion

- Exceeded our fiscal 2022 goal to increase the percentage of U.S. employees from underrepresented racial groups
- Achieved our fiscal 2022 goal to increase the percentage of women in our technology roles globally
- Perform pay equity analyses twice a year using independent, third-party vendors to reward employees with compensation that is market-competitive, fair and equitable across gender, race and ethnicity

Positive Impact on Climate

- Carbon neutral since 2015 and, in fiscal 2020, achieved our goal of 100% renewable electricity for global operations – 10 years earlier than we had planned
- Reduced/avoided greenhouse gas emissions by over 296,000 metric tonnes (since 2018), exceeding our fiscal 2022 goal*
- Committed to set science-based net zero emission targets and move toward sourcing carbon-free electricity
- Took steps to respond to the Taskforce on Climate-Related Financial Disclosures (TCFD) and plan to begin sharing information in our next reporting cycle

Job Creation and Readiness

- 19,638 seasonal and year-round jobs created through our Prosperity Hub Program since 2016
- 1,268,967 students better prepared for jobs through our Prosperity Hub School District Program since fiscal 2020

See the Corporate Responsibility discussion in the Corporate Governance section below for more detail about our efforts and progress in these important areas.

* Does not include Credit Karma, which maintains separate record-keeping systems, or Mailchimp, for which data is not yet available.

Board Highlights

Our Board is committed to excellence in its governance practices, including with respect to the Board's composition. The Board and its Nominating and Governance Committee believe that a diverse and experienced board is critical for reaching sound decisions that drive stockholder value. As evidence of our commitment to diversity, our Board has undergone significant refreshment in recent years. Our nine Board nominees represent a range of tenures, ages, genders, racial/ethnic backgrounds and professional experience.

Board Diversity

The following charts reflect the tenure, age, gender and self-identified race/ethnicity of the nominees for our Board:

Tenure



3
6-10 Yrs
4
0-5 Yrs
2
11+ Yrs
Median: 7
Average: 10

Age



1
≤50
5
61+
3
51-60
Median: 61
Average: 59

Gender



5
Men
4
Women

Race/Ethnicity



4
Diverse(1)
5
Other

(1) As self-identified, Mr. Goodarzi is Middle Eastern/North African, Ms. Liu is Asian (other than Indian/South Asian), Ms. Mawakana is Black/African American and Mr. Vazquez is Latino/Hispanic.

Skills and Expertise

The following chart reflects the experience and expertise of the nine nominees for our Board. These are the skills and qualifications our Board considers important for our directors in light of our current business and structure.

Customer domain expertise - consumer, small business and self-employed
6 director nominees

Go-to-market, digital marketing, partnerships and international expertise
9 director nominees

Public company board experience
9 director nominees

Product domain expertise - SaaS, mobile, services and money innovation
7 director nominees

Public policy/government relations
5 director nominees

Financial acumen or expertise - CEO/CFO or audit committee experience
6 director nominees

Technology domain expertise - software development, cloud, data, AI, platform and cybersecurity
7 director nominees

C-Suite experience (current and former)
9 director nominees

Proven business acumen, collaboration and industry engagement
9 director nominees

Board Nominees and Committee Membership

The following table provides summary information about each director nominee.

	Director Nominee	Age	Director Since	Other Public Company Boards	Independent	Committee Memberships[1] Acquisition	Audit and Risk	Compensation and Organizational Development	Nominating and Governance
	**Eve Burton** Executive Vice President and Chief Legal Officer, The Hearst Corporation	64	2016	0	●		✓		C
	**Scott D. Cook** Founder and Chairman of the Executive Committee, Intuit Inc.	70	1984	0					
	**Richard L. Dalzell** Former Senior Vice President and Chief Information Officer, Amazon.com, Inc.	65	2015	1	●	C	✓		
	**Sasan K. Goodarzi** President and Chief Executive Officer, Intuit Inc.	54	2019	1					
	**Deborah Liu** Chief Executive Officer, President and Director, Ancestry.com LLC	46	2017	0	●	✓		✓	
	**Tekedra Mawakana** Co-Chief Executive Officer, Waymo LLC	51	2020	0	●			✓	✓
	**Suzanne Nora Johnson** Former Vice Chairman, The Goldman Sachs Group Independent Board Chair	65	2007	1	●			C	✓
	**Thomas Szkutak** Former Senior Vice President and Chief Financial Officer, Amazon.com, Inc.	61	2018	0	●		C		✓
	**Raul Vazquez** Chief Executive Officer and Director, Oportun Financial Corporation	51	2016	1	●	✓	✓		
					Number of meetings in fiscal 2022	**4**	**9**	**8**	**6**

(1) Reflects expected committee composition as of the Meeting date. Blue "C" indicates a committee chair.

Executive Compensation Highlights

Compensation Practices

We employ a number of practices that reflect our pay-for-performance compensation philosophy and related approach to executive compensation.

What we do	What we don't do
✓ A significant portion of our senior executive officer compensation is in the form of incentives tied to achievement of predetermined performance measures.	✗ We do not allow directors or employees (including executive officers) to pledge Intuit stock or engage in hedging transactions involving Intuit stock.
✓ We have "clawback" provisions for performance-based equity awards and for cash bonus payments made to our senior executive officers.	✗ We do not provide supplemental company-paid retirement benefits designed for executive officers.
✓ We have robust stock ownership requirements for senior executive officers and non-employee directors, including 10x salary for the CEO and 10x annual cash retainer for non-employee directors.	✗ We do not provide any excise tax "gross-up" payments.
✓ RSUs and PSUs granted to the CEO include an additional mandatory one-year holding period after vesting.	✗ We do not reprice stock options.
✓ Half the value of equity grants to executive officers is in the form of PSUs that require above-median TSR (60th percentile) to earn a target award.	✗ We do not provide multi-year guaranteed cash incentive awards.
✓ We use a mix of relative and absolute performance metrics in our incentive awards.	✗ Our equity plan does not permit "evergreen" replenishment of the shares without stockholder approval.

Performance-Based Payouts

Our executive compensation programs are designed to reward both short- and long-term growth in the revenue and profitability of our business, total stockholder return ("TSR") that compares favorably to the TSR of certain peer companies, and progress on goals to deliver for our True North stakeholders, including environmental, social and governance ("ESG") goals. As shown below, the vast majority of fiscal 2022 compensation for our Named Executive Officers was performance-based.

CEO Total Direct Compensation



4%
Base Salary
23%
Options
8%
Incentive Cash
42%
PSUs(1)
23%
RSUs
96%
Performance-Based

Other NEOs Total Direct Compensation



5-6%
Base Salary
22%
Options
5-6%
Incentive Cash
44-45%
PSUs(1)
22%
RSUs
94-95%
Performance-Based

(1) Total direct compensation reflects base salary, actual bonus payout and equity awards granted during fiscal 2022. Consistent with disclosure in the Fiscal Year 2022 Summary Compensation Table, equity awards are reported at grant date fair value (which, for the PSUs, is based on the target number of shares subject to the award), and salary and incentive cash are reported based on the actual amounts earned with respect to fiscal 2022.

Consistent with our compensation objectives, our Named Executive Officers were provided the following base salaries, cash incentives and equity incentives in fiscal 2022:

			Long-Term Equity Incentives			
Name and Position	Salary ($)	Cash Incentive ($)	Option Awards ($)	RSUs ($)	PSUs ($)	Total ($)
Sasan K. Goodarzi President and Chief Executive Officer	1,100,000	2,200,000	6,375,036	6,375,361	11,114,460	27,164,857
Michelle M. Clatterbuck Executive Vice President and Chief Financial Officer	700,000	700,000	2,500,044	2,500,441	5,000,281	11,400,766
J. Alexander Chriss Executive Vice President and General Manager, Small Business & Self-Employed Group	700,000	700,000	3,125,020	3,125,327	6,250,233	13,900,580
Laura A. Fennell Executive Vice President and Chief People & Places Officer	700,000	700,000	3,125,020	3,125,327	6,250,233	13,900,580
Marianna Tessel Executive Vice President and Chief Technology Officer	700,000	700,000	3,125,020	3,125,327	6,250,233	13,900,580

The table above excludes the fair value of matching RSUs granted to executive officers under the Management Stock Purchase Program. It also excludes certain items that are reflected as "All Other Compensation" in the Fiscal Year 2022 Summary Compensation Table. These items are not typically considered in the Compensation Committee's deliberations regarding annual compensation for our senior executives because the amounts are non-recurring, not material, or both, or the benefits are available to a large group of employees. For a complete discussion of our executive compensation program, see Compensation Discussion and Analysis and the Executive Compensation Tables below.

Stockholder Value Delivered

As shown below, over the last five fiscal years, Intuit's cumulative total return exceeded both the broader market (based on a comparison against the S&P 500 Index) and the overall technology sector (based on a comparison against the Morgan Stanley Technology Index).

The graph assumes that $100 was invested in Intuit common stock and in each of the indices on July 31, 2017, and that all dividends were reinvested. The comparisons in the graph are based on historical data – with Intuit common stock prices based on the closing price on the dates indicated – and are not intended to forecast the possible future performance of Intuit's common stock.

Comparison of Five Year Cumulative Total Return*



400
350
300
250
200
150
100
Intuit Inc.
S&P 500
Morgan Stanley Technology Index
$100.00
$100.00
$100.00
$150.23
$125.17
$116.24
$205.62
$144.31
$125.52
$228.93
$204.78
$140.53
$398.37
$285.30
$191.75
$344.80
$264.57
$182.85
2017
2018
2019
2020
2021
2022

* $100 invested on 7/31/2017 in stock or index, including reinvestments of dividends. Fiscal year ending July 31.

Stockholder Engagement

We regularly assess our corporate governance and compensation practices. As part of this assessment, we proactively engage with our stockholders to ensure their perspectives are considered by the Board. Since our 2022 Annual Meeting, we invited the holders of approximately 55% of our shares to meet with us to discuss, among other things, our corporate governance, executive compensation practices, ESG matters and DEI initiatives. Investors holding approximately 38% of our outstanding shares accepted the invitation to meet with our management team (and, at times, our Board Chair) to discuss these important matters.

During the fall fiscal 2023 outreach, we discussed the following topics with stockholders:

- Risk management program overseen by the Board, including risks relating to cybersecurity, AI, ESG matters and acquisitions
- Our approach to executive compensation and alignment between our strategy and our executive compensation practices, including the use of ESG goals in our executive compensation program
- Board diversity, skills, refreshment, evaluation, structure and composition
- Our capital allocation approach and principles, including dividends and use of stock repurchases
- Our climate-related goals, strategies to achieve them and related disclosures
- Our DEI program, including the diversity of our workforce and pay equity matters, our strategies to achieve our workforce representation goals, and related progress and disclosures
- Board oversight of human capital matters, such as company culture and attracting, engaging and retaining our employees

See the Stockholder Engagement Process discussion in the Corporate Governance section below for more detail about our stockholder engagement program, including a summary of the feedback we received during those meetings.

Corporate Governance

Corporate Governance Practices

Intuit is committed to excellence in corporate governance. We maintain numerous policies and practices that demonstrate this commitment, including those summarized below.

Independence

- Independent Board Chair
- All non-employee director nominees are independent
- Independent directors meet regularly in executive session
- All members of the Board's Acquisition Committee, Audit and Risk Committee, Compensation and Organizational Development Committee, and Nominating and Governance Committee are independent

Stockholder Engagement

- Long-standing, proactive and robust stockholder engagement program, including director participation
- Our bylaws provide our stockholders with a proxy access right
- Stockholders may act by written consent

Accountability

- Annual election of all directors and majority voting in uncontested elections
- Annual stockholder advisory vote to approve Named Executive Officer compensation
- Annual Board evaluation of CEO performance
- Clawback policy

Alignment with Stockholder Interests

- Pay-for-performance executive compensation program
- Robust stock ownership requirements for officers and directors (10x salary for CEO and 10x annual cash retainer for non-employee directors)
- Prohibition against director and employee (including officer) hedging and pledging of Intuit stock
- Single class of stock with equal voting rights

Board Practices

- Board Chair and CEO roles held by two different people
- Corporate Governance Principles that are publicly available and reviewed annually
- Board composition reflects diversity of gender, race, ethnicity, skills, tenure and experience
- Director recruitment process requires a pool of candidates with a diversity of gender, race and ethnicity
- Rigorous annual Board and committee self-evaluation process
- Annual review of management succession planning
- Regular review of cybersecurity and other significant risks to Intuit

Ethics Practices

- Code of Conduct & Ethics for employees that is monitored by Intuit's ethics office and overseen by the General Counsel
- Code of Ethics that applies to all Board members
- Ethics hotline that is available to all employees as well as third parties
- Non-retaliation policy for reporting ethics concerns
- Audit and Risk Committee responsible for reviewing complaints regarding accounting, internal accounting controls, auditing and federal securities law matters

Transparency and Responsibility

- Nominating and Governance Committee oversight of corporate responsibility and review of ESG matters
- Compensation and Organizational Development Committee oversight of DEI initiatives in support of organizational development
- Annual Corporate Responsibility Report (reporting in accordance with Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) standards) and dedicated website disclosing ESG practices, including with respect to DEI, job creation and job readiness, positive impact on climate, and pay and promotion equity (https://www.intuit.com/company/corporate-responsibility/)
- Standalone DEI report and website disclosing DEI matters (https://www.intuit.com/oidam/intuit/ic/en_us/content/intuit-dei-report-2022-icom.pdf)
- Detailed financial reporting and proxy statement disclosure designed to be clear and understandable
- Public disclosure of Corporate Governance Principles, Board Code of Ethics, Bylaws, Board committee charters, EEO-1 forms, corporate tax policy, global human rights policy and other documents (https://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx)
- Voluntary website disclosure regarding Intuit's political expenditures, political accountability policy and positions on public policy issues that impact the way we serve our customers (https://investors.intuit.com/corporate-governance/political-accountability/default.aspx)

Board Responsibilities and Structure

The Board's Role

The Board oversees management's performance on behalf of Intuit's stockholders. The Board's primary responsibilities are to:

Monitor management's performance to assess whether Intuit is operating in an effective, efficient and ethical manner in order to create value for Intuit's stockholders	Periodically review Intuit's long-range strategic plan, business initiatives, enterprise risk management, capital projects and budget matters	Oversee long-term succession planning, and select, oversee and determine compensation for the CEO

The Board's Role in Strategy

Our Board recognizes the importance of ensuring that our overall business strategy is designed to create long-term, sustainable value for Intuit stockholders. As a result, the Board maintains an active oversight role in helping management formulate, plan and implement Intuit's strategy. The Board has a robust annual strategic planning process that includes developing and reviewing elements of our business and financial plans, strategies, and near- and long-term initiatives. This annual process includes a full-day Board session to review Intuit's overall strategy with our senior leadership team. In addition to our business strategy, the Board reviews Intuit's three-year financial plan, which serves as the basis for the annual operating plan for the upcoming year.

The Board considers the progress of and challenges to Intuit's strategy, as well as related risks, throughout the year. At each regularly scheduled Board meeting, the CEO has an executive session with the Board to discuss strategic and other significant business developments since the last meeting.

Board Oversight of Risk

The full Board oversees Intuit's risk management program and delegates certain risk oversight responsibilities to Board committees. Management is responsible for balancing risk and opportunity in support of Intuit's objectives, and carries out the daily processes, controls and practices of our risk management program — many of which are embedded in our operations.

Our Enterprise Risk Management ("ERM") program covers the full range of Intuit's critical enterprise risks, including strategic, operational, financial, compliance, product, technology and reputational risks. Intuit's Chief Compliance Officer, who reports to our General Counsel, facilitates the ERM program. As part of our ERM process, management identifies, assesses, prioritizes and develops mitigation plans for Intuit's top risks over short- and longer-term time horizons. These plans are reviewed annually with the full Board and, throughout the year, the standing committees of the Board review the risk management activities under their purview and report to the full Board as appropriate.

The Board

- Regularly reviews and discusses priority risks with management, including through the annual strategic planning process and reviews of annual operating plans, financial performance, merger and acquisition opportunities, market environment updates, legal and regulatory developments, international business activities, and presentations on specific risks
- Considers regular reports from each committee regarding risk matters under its purview

Acquisition Committee

Reviews risks associated with Intuit's acquisition, divestiture and investment activities and the strategy and business models of acquisition candidates

Audit and Risk Committee

- Has primary responsibility for overseeing our ERM program
- Receives a quarterly report from the Chief Compliance Officer on Intuit's top risk areas and the progress of the ERM program
- Oversees particular risks, such as financial management, privacy, cybersecurity and fraud (see Oversight of Cybersecurity on page 15)
- Annually reviews our ERM policies and processes, and from time to time separately reviews the Board's approach to risk oversight
- Oversees our ethics and compliance programs, including our Code of Conduct & Ethics and the Board Code of Ethics

Compensation and Organizational Development Committee

- Reviews risks associated with our compensation programs, policies and practices, both for executives in particular and for employees generally
- Oversees DEI initiatives in support of organizational development
- Assists the Board in its oversight of stockholder engagement on executive compensation matters
- Oversees organizational development activities and human capital management, including management depth and strength assessment; leadership development; company-wide organization and talent assessment; employee recruitment, engagement and retention; workplace environment and culture; employee health and safety; and pay equity

Nominating and Governance Committee

- Reviews risks associated with corporate governance
- Oversees overall board effectiveness, including identifying and recruiting diverse members with appropriate skills, experience and characteristics
- Annually reviews and approves our Political Accountability Policy
- Oversees our corporate responsibility practices and discusses with management periodic reports on the company's (i) progress on ESG matters and (ii) communications with stockholders and other stakeholders regarding these matters
- Assists the Board in its oversight of our engagement with stockholders

Board Oversight of Environmental, Social and Governance (ESG) Risks

The Board has been highly engaged with management on the evolution of Intuit's ESG practices and reporting. The Board oversees the assessment of ESG risks as part of the development of our overall long-term strategy. Given our cross-functional approach to ESG, ESG oversight responsibility is allocated across the Board's committees based on their areas of expertise. The Compensation and Organizational Development Committee (the "Compensation Committee") oversees our DEI initiatives in support of organizational development, including pay equity, and considers our True North goals relating to workforce diversity in making executive compensation decisions. The Nominating and Governance Committee oversees our corporate responsibility strategy and goals, including sustainability and social matters. The Audit and Risk Committee oversees our cybersecurity and anti-fraud practices, as well as our disclosure practices relating to ESG.

Board Leadership Structure

Each year, the Board appoints a Board Chair, reviews its leadership structure and determines whether, at the time, it is in the best interests of Intuit and our stockholders for the roles of Board Chair and CEO to be held by the same person or by different people. When the same person serves as both Board Chair and CEO, the independent directors are required to appoint a Lead Independent Director. When the roles are separated, the Board in its discretion may appoint a Lead Independent Director.

Currently, the roles of Board Chair and CEO are separated. In October 2022, Ms. Nora Johnson was re-appointed as Board Chair. At this time, the Board has determined that it is not necessary to appoint a Lead Independent Director given that the Board has determined Ms. Nora Johnson to be independent. The Board believes this governance structure, which consists of an independent Chair, a CEO (who is also a director), and a majority of independent engaged directors, is optimal at this time for guiding our company and maintaining the focus required to achieve our business goals. In particular, the company and the Board recognize the importance of the effective oversight that is provided by our independent Board members.

While separation of the Board Chair and CEO roles is not required under our bylaws or Corporate Governance Principles, the Board believes that at this time it is appropriate for us and in the best interests of Intuit and our stockholders. The Board believes this structure provides an effective balance between strong company leadership and oversight by independent directors with expertise from outside the company, as it enables Mr. Goodarzi to focus his attention on our business strategy and operations.

Role of the Board Chair



In October 2022, the Board re-appointed Ms. Nora Johnson to serve as Board Chair. Her responsibilities in that role include:

- **Presiding at meetings of the Board**, including executive sessions of the independent directors, which occur at least quarterly
- **Approving the agenda for Board** meetings (in consultation with the CEO) and the schedule for Board meetings to ensure that there is sufficient time for discussion of all agenda items
- **Ensuring the Board** receives adequate and timely information
- **Conducting the annual board evaluation** at the direction of the Nominating and Governance Committee
- **Being available** for consultations and communications with stockholders as appropriate
- **Calling executive sessions** of the independent directors
- **Facilitating the critical flow of information** between the Board and senior management
- **Calling special meetings** of the Board and stockholders

Board Meetings

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time as appropriate. The Board held seven meetings during fiscal 2022.

Attendance at Board, Committee and Annual Stockholder Meetings

The Board expects that all directors will prepare for, attend and participate in all Board and applicable committee meetings, and will see that other commitments do not materially interfere with their service on the Board. Directors generally may not serve on the boards of more than five public companies, including Intuit's Board. Any director who has a principal job change, including retirement, must offer to submit a letter of resignation to the Board Chair. The Board, in consultation with the Nominating and Governance Committee, will determine whether to accept or reject any such resignation offer after considering whether the composition of the Board remains appropriate under the new circumstances.

During fiscal 2022, all current directors attended at least 75% of the aggregate number of meetings of the Board and the committees on which they served. Nine of the 12 director nominees who were elected at the 2022 Annual Meeting of Stockholders attended that meeting. Our Corporate Governance Principles encourage all directors to attend our Annual Meeting of Stockholders.

Director Independence

To be considered independent under Nasdaq rules, a director may not be employed by Intuit or engage in certain types of business dealings with Intuit. The Nominating and Governance Committee and the full Board annually review relevant transactions, relationships and arrangements that may affect the independence of our Board members. As required by Nasdaq rules, the Board also makes a determination that, in its opinion, no relationship exists that would interfere with any independent director's exercise of independent judgment. In making these determinations, the Board reviews and discusses information provided by the directors and by Intuit with regard to each director's business and personal activities as they relate to Intuit and Intuit's management.

Upon review of these relationships and other information provided by our directors and director nominees, the Board determined that there are no relationships that would interfere with the exercise of independent judgment by Intuit's independent directors in carrying out their responsibilities as directors and that the following directors and director nominees are independent: Ms. Burton, Mr. Dalzell, Ms. Liu, Ms. Mawakana, Ms. Nora Johnson, Mr. Powell, Mr. Szkutak, Mr. Vazquez and Mr. Weiner.

Qualifications of Directors

The Nominating and Governance Committee believes that all nominees for Board membership should possess:

- the highest ethics, integrity and values
- an inquisitive and objective perspective, practical wisdom and mature judgment
- broad, high-level experience in business, technology, government, education or public policy
- a commitment to representing the long-term interests of Intuit's stockholders
- sufficient time to carry out the duties of an Intuit director

When evaluating candidates for director, the Nominating and Governance Committee considers the full range of skills it has determined should be represented on the Board, as shown in Proposal 1. The committee also considers other factors, such as independence, diversity, expertise, specific skills and other qualities that may contribute to the Board's overall effectiveness. The committee may engage third-party search firms to assist in identifying and evaluating Board candidates.

The Board and the Nominating and Governance Committee seek nominees with a diverse set of skills and personal characteristics that will complement the skills, personal characteristics and experience of our existing directors and provide an overall balance of perspectives and backgrounds. The committee will (and will ask any search firm that it engages to) include in the initial pool of candidates for nomination as a new director individuals with a diversity of gender, race and ethnicity. In selecting nominees, the committee looks for individuals with varied professional experience, backgrounds, knowledge, skills and viewpoints in order to build and maintain a board that, as a whole, provides effective oversight of management. As part of its annual evaluation process, the committee assesses its ability to build an effective and diverse board.

Stockholder Recommendations of Director Candidates

Our Nominating and Governance Committee will consider director candidates recommended by stockholders. You may find our Corporate Governance Principles, which outline our Board membership criteria, at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx. Any stockholder who wishes to recommend a candidate for the committee's consideration should submit the candidate's name and qualifications via our website at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/contact-the-board/default.aspx or by mail to Nominating and Governance Committee, c/o Corporate Secretary, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. For faster delivery, we suggest that any communications be made via our website. The committee's policy is to evaluate candidates properly recommended by stockholders in the same manner it evaluates candidates recommended by management or current Board members.

In addition, our bylaws permit stockholders (either individually or in a group of up to 20 stockholders) that have owned 3% or more of Intuit's outstanding shares continuously for at least three years to submit director nominees (the greater of two directors or up to 20% of our Board) for inclusion in our proxy materials. For additional information, see Stockholder Proposals and Nominations for the 2024 Annual Meeting of Stockholders.

Board Committees and Charters

The Board has delegated certain responsibilities and authority to its four standing committees: Acquisition Committee, Audit and Risk Committee, Compensation and Organizational Development Committee, and Nominating and Governance Committee. Committees report regularly to the full Board on their activities and actions.

Each committee has a charter that it reviews annually, making recommendations to the Board for any charter revisions that might be needed to reflect evolving best practices. All four committee charters are available on our website at https://investors.intuit.com/corporate-governance/committee-composition/default.aspx. The members of each committee are independent and appointed by the Board based on recommendations of the Nominating and Governance Committee. Committee members have the opportunity to meet in closed session, without management present, during each committee meeting.

The names listed below reflect the composition of the committees as of the date of this proxy statement. See the chart on page 5 for the expected composition of the committees as of the Meeting date.

Acquisition Committee

NUMBER OF MEETINGS HELD IN FISCAL 2022: 4

CURRENT MEMBERS:

Richard L. Dalzell (Chair)
Deborah Liu
Dennis D. Powell
Raul Vazquez

The Acquisition Committee reviews and approves acquisition, divestiture and investment transactions proposed by Intuit's management if the total amount to be paid or received by Intuit meets certain requirements that are established by the Board from time to time.

Audit and Risk Committee

NUMBER OF MEETINGS HELD IN FISCAL 2022: 9

CURRENT MEMBERS:

Dennis D. Powell (Chair)
Richard L. Dalzell
Thomas Szkutak
Raul Vazquez

The Audit and Risk Committee's responsibilities include:

- representing and assisting the Board in its oversight of Intuit's financial reporting, internal controls and audit functions;
- selecting, evaluating, retaining, compensating and overseeing Intuit's independent registered public accounting firm;
- overseeing cybersecurity and other risks relevant to our information technology environment, including by receiving regular cybersecurity updates from Intuit's management team; and
- receiving and reviewing periodic reports from management regarding Intuit's ethics and compliance programs.

Our Board has determined that each member of the Audit and Risk Committee is both independent (as defined under applicable Nasdaq listing standards and SEC rules related to audit committee members) and financially literate (as required by Nasdaq listing standards). The Board also has determined that each of Mr. Powell and Mr. Szkutak qualifies as an "audit committee financial expert" as defined by SEC rules, and has "financial sophistication" in accordance with Nasdaq listing standards.

The Audit and Risk Committee held closed sessions with our independent registered public accounting firm, Ernst & Young LLP, during all of its regularly scheduled meetings in fiscal 2022.

Oversight of Cybersecurity

The Audit and Risk Committee receives regular, quarterly reports from our Chief Information Security and Fraud Officer and a cross-functional cybersecurity, compliance, risk and fraud prevention team on cybersecurity and anti-fraud efforts, including the status of projects to strengthen our security systems and improve incident readiness, existing and emerging threat landscapes, and results of third-party assessments.

Compensation and Organizational Development Committee

NUMBER OF MEETINGS HELD IN FISCAL 2022: 8

CURRENT MEMBERS:

Suzanne Nora Johnson (Chair)
Eve Burton
Deborah Liu
Tekedra Mawakana
Jeff Weiner

The responsibilities of the Compensation Committee include:

- assisting the Board in reviewing and approving executive compensation and in overseeing organizational and management development for executive officers and other Intuit employees;
- together with the CEO and the Chief People & Places Officer, periodically reviewing Intuit's key management personnel from the perspectives of leadership development, organizational development and succession planning;
- evaluating Intuit's strategies for hiring, developing and retaining executives in an increasingly competitive environment, with the goal of creating and growing Intuit's "bench strength" at senior executive levels;
- annually reviewing our non-employee director compensation programs and making recommendations on the programs to the Board;
- overseeing our stock compensation programs;
- overseeing broader organizational development activities and human capital management, including management depth and strength assessment; company-wide organization and talent assessment; employee recruitment, engagement and retention; workplace environment and culture; employee health and safety; and pay equity; and
- overseeing our DEI initiatives in support of organizational development.

For more information on the responsibilities and activities of the Compensation Committee, including its processes for determining executive compensation, see the "Compensation and Organizational Development Committee Report" and "Compensation Discussion and Analysis" below, particularly the discussion of the "Role of Compensation Consultants, Executive Officers and the Board in Compensation Determinations." The Compensation Committee may delegate any of its responsibilities to subcommittees or to management as the committee may deem appropriate in its sole discretion.

Each member of the Compensation Committee is independent under Nasdaq listing standards and a "Non-Employee Director," as defined in SEC Rule 16b-3. During fiscal 2022, the Compensation Committee held a portion of each regularly scheduled meeting in closed session with only the committee members present.

Nominating and Governance Committee

NUMBER OF MEETINGS HELD IN FISCAL 2022: 6

CURRENT MEMBERS:

Eve Burton (Chair)
Tekedra Mawakana
Suzanne Nora Johnson
Thomas Szkutak
Jeff Weiner

The Nominating and Governance Committee's responsibilities include:

- reviewing and making recommendations to the Board regarding Board composition and our governance standards;
- evaluating the skills, experience, diversity and other characteristics that are appropriate to promote the effectiveness of the Board;
- identifying and evaluating candidates for director;
- overseeing our Political Accountability Policy, Corporate Governance Principles, and Board Code of Ethics, and reviewing each of these documents on an annual basis;
- overseeing Intuit's practices relating to corporate responsibility, including environment, sustainability and social matters, and discussing with management periodic reports on the company's (i) progress on ESG matters and (ii) communications with stockholders and other stakeholders regarding these matters; and
- assisting the Board's oversight of our engagement with stockholders.

From time to time, the committee retains a third-party search firm to help identify potential director candidates.

Our Board has determined that each member of the Nominating and Governance Committee is independent, as defined under applicable Nasdaq listing standards.

In July 2022, the Nominating and Governance Committee affirmed its existing board recruitment practices by amending its charter to provide that the committee will (and will ask any search firm that it engages to) include in the initial pool of candidates for nomination as a new director individuals with a diversity of gender, race and ethnicity.

Annual Board Evaluation

Each year, our Board members assess the performance of the Board and its committees, including evaluation of:

- Topics covered by the Board during the year
- Board culture and structure
- Board processes
- Information and resources received by the Board
- Effectiveness of each Board committee

The Nominating and Governance Committee oversees this process, which is led by the Board Chair and our outside counsel.

The evaluation process

1. Each Board member assesses the performance of the Board as a whole and the other directors.
2. Each Board member assesses the performance of the committees, including how well each committee keeps the full Board informed.
3. Each committee member assesses the performance of each committee on which he or she sits, including by evaluating the specific areas over which the committee has oversight responsibility.
4. Board members meet individually with the Board Chair and outside counsel to discuss their assessments and to provide further feedback.
5. The Board Chair shares feedback received with individual Board members, the Nominating and Governance Committee and the full Board.
6. The full Board reviews and discusses the feedback.

How results are used

by the Board, to identify skills, expertise, experience or other characteristics that may be desirable in new Board candidates

by the Board, to identify each director's strengths and areas of opportunity and to provide insight into how each Board member can be most valuable to Intuit

by all Board committees, to evolve meeting agendas so that the information they receive enables them to effectively address the issues they consider most critical

by the Nominating and Governance Committee, as part of its annual review of each director's performance when considering whether to nominate the director for re-election to the Board

by the Board, to continually improve governance processes, including the flow of information from committees to the Board and the evaluation process itself

Compensation Risk Assessment

Intuit conducted a review of its key compensation programs, policies and practices in conjunction with FW Cook, the Compensation Committee's independent compensation consultant, which prepared a report on our company-wide compensation programs.

This analysis was reviewed with the Compensation Committee at its October 26, 2022, meeting. The review and analysis did not identify any compensation programs, policies or practices that create incentives to take risks that are reasonably likely to have a material adverse effect on Intuit.

The factors summarized below support this conclusion:

- Overall compensation levels are in a competitive market range for a company of Intuit's size and scope.
- Our programs use a mix of short-term and long-term incentives, with different performance periods and a broad mix of metrics, including both revenue-driven and profit-driven performance measures, in an effort to deter undue focus on a single goal.
- Our compensation programs are designed to create a balance of different incentives by using: (1) a mix of cash and equity, (2) annual incentives that are based in part on company-wide performance metrics that align with our business plans and in part on strategic objectives, and (3) long-term incentives in three different forms of equity with varied time horizons and vesting conditions.
- Annual cash incentives for our senior executives (including our NEOs) are capped at 250% of target overall and 150% of target based on the achievement of objective performance goals (i.e., before possible adjustments based on personal performance). All other eligible employees participate in a common company-funded cash incentive pool with a fixed dollar ceiling.
- We have established robust stock ownership requirements for the CEO (10x base salary), CFO, Chief Technology Officer and General Managers of our principal business units (5x base salary), other Executive Vice Presidents (3x base salary), Senior Vice Presidents (1.5x base salary) and non-employee directors (10x annual retainer).
- The CEO's PSUs and RSUs have a mandatory one-year holding requirement after they vest.
- Severance is limited and at the lower end of the competitive range for a company of Intuit's size and scope.
- Our insider trading policy prohibits officers and all other employees from pledging shares, trading put or call options, and engaging in short sales or hedging transactions involving Intuit's securities.
- We have established "clawback" provisions for performance-based equity awards and for cash bonus payments under the annual cash incentive plan in which our executive officers participate.
- The Compensation Committee provides close oversight of our compensation programs, including a significant level of engagement, self-assessment and executive session discussions.

Stockholder Engagement Process

Intuit regularly engages with stockholders to better understand their perspectives. During fiscal 2022, we held discussions with many of our largest stockholders during scheduled events, including our 2022 Annual Meeting of Stockholders and annual investor day ("Investor Day"), as well as in regularly held private meetings throughout the year.

Investor Day

In September 2022, we hosted our annual Investor Day at our offices in Mountain View, California. This program gave stockholders the opportunity to hear directly from our management team about Intuit's performance in fiscal 2022, as well as our short- and long-term growth strategies, financial principles, and DEI and corporate responsibility strategies, including our progress on our ESG goals. Stockholders that attended were able to ask questions of management. Intuit's leadership team also presented virtual product demonstrations aligned to each of our "Big Bet" strategic initiatives. The Investor Day materials can be viewed at https://investors.intuit.com/events-and-presentations/event-details/2022/Intuit-Investor-Day-2022/default.aspx.

Investor Outreach

Members of the management team and, at times, the Board Chair regularly hold private meetings with stockholders to discuss their perspectives and solicit feedback on various topics, including corporate governance, executive compensation practices, ESG matters and our DEI initiatives.

Outreach Summary

During our fall fiscal 2023 outreach	Invited holders of **55%** of our outstanding shares to meet with us Met with holders of **38%** of our outstanding shares **Representative topics:** • Corporate governance • Executive compensation • ESG matters • DEI initiatives
Discussions covered a wide range of topics	• The risk management program overseen by the Board, including risks relating to cybersecurity, AI, ESG matters and acquisitions • Our approach to executive compensation and alignment between our strategy and our executive compensation practices, including the use of and ESG goals in our executive compensation program • Board diversity, skills, refreshment, evaluation, structure and composition • Our capital allocation approach and principles, including dividends and use of stock repurchases • Our climate-related goals, strategies to achieve them and related disclosures • Our DEI program, including the diversity of our workforce and pay equity matters, our strategies to achieve our workforce representation goals, and related progress and disclosures • Board oversight of human capital matters, such as company culture and attracting, engaging and retaining our employees
Stockholder feedback informs meaningful Board action	In general, feedback from our stockholders regarding our executive compensation, ESG, DEI and corporate governance practices is positive. The Board carefully considers the feedback from stockholders and has incorporated it where appropriate. Some examples over the last several years include: **Enhanced Public Reporting** • Committing to future reporting against Taskforce on Climate-Related Financial Disclosures (TCFD) framework • Providing more robust disclosures about the key skills and expertise of our Board members • Expanding our corporate responsibility disclosures to include our ESG goals and our progress on them • Making our EEO-1 reports publicly available on our investor relations website • Publishing a standalone DEI report and a dedicated webpage disclosing our DEI strategy and goals • Providing an update on our corporate responsibility and DEI strategies and goals at our annual Investor Day, delivered by our executives in charge of these important areas • Disclosing the self-identified race and ethnicity data of our Board members and workforce **Meaningful Action to Drive Change** • Committing to set science-based net-zero emissions targets • Amending the Nominating and Governance Committee charter to affirm that it will (and will ask any search firm that it engages to) include in the initial pool of candidates for nomination as a new director individuals with a diversity of gender, race and ethnicity **Expanded Board Oversight Disclosures** • Amending the charter of our Nominating and Governance Committee to explicitly provide for that committee's oversight of corporate responsibility, including ESG matters • Amending the charter of our Compensation Committee to explicitly provide for that committee's oversight of DEI matters in support of organizational development • Expanding our proxy and other disclosures, including, for example, to provide more information about Board oversight of corporate responsibility, human capital, DEI, cybersecurity and corporate culture

We will continue to engage with our stockholders on a regular basis in order to understand their perspectives and incorporate their feedback, as appropriate, on our performance, business strategies, executive compensation programs and corporate governance practices.

Stockholder Communications with the Board

Any stockholder may communicate with the entire Board or individual directors through our Corporate Secretary via our website at https://investors.intuit.com/corporate-governance/conduct-and-guidelines/contact-the-board/default.aspx or by mail c/o Corporate Secretary, Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. For faster delivery, we suggest that any communications be made via our website. The Board has instructed the Corporate Secretary to review this correspondence and determine whether matters submitted are appropriate for Board consideration. The stockholder communications determined appropriate for Board consideration are reviewed by the Nominating and Governance Committee on behalf of the Board. The Corporate Secretary may forward certain communications elsewhere in the company for review and possible response. Communications such as product or commercial inquiries or complaints, job inquiries, surveys, business solicitations, advertisements or patently offensive or otherwise inappropriate material are not forwarded to the Board.

Corporate Responsibility

At Intuit, we believe that everyone deserves the opportunity to prosper. To help power prosperity for those who need it most, our corporate responsibility strategy is aligned to our mission, our values and our True North goals, bold goals and Big Bet strategic priorities. We hold ourselves accountable to this strategy by setting measurable True North goals. The Board and its committees oversee our corporate responsibility strategy, which includes our DEI, job creation, job readiness and sustainability initiatives.

Diversity, Equity and Inclusion

At the foundation of our culture is a commitment to DEI. We believe that diversity is a fact, but treating people equitably and inclusively are choices we make. To deliver for our customers, we seek to foster a workforce that is as diverse as the communities we serve. When we do this, we believe we develop deeper empathy, accelerating innovation to solve the biggest problems our customers face. Our Chief Diversity, Equity & Inclusion Officer ("CDEIO") leads a dedicated team and cross-functional partners in our DEI efforts. Our Compensation Committee oversees Intuit's DEI initiatives in support of organizational development. Intuit's strategy is operationalized through the following elements.

- **Goals and transparency:** We have set short- and long-term goals for increasing the representation in our workforce of women and underrepresented racial groups (which we define as Black/African-American, Latino/Hispanic, Native American, Native Alaskan and Native Hawaiian). Our diversity data is shared with all employees, and progress on our goals is reviewed monthly with all executives. We also publicly disclose our progress on our goals and the breakdowns of the diversity of gender and underrepresented racial groups in our workforce both in the aggregate and among our leadership and technology roles.
- **Center of Excellence:** The CDEIO leads a cross-functional team with expertise in enterprise leadership, strategy, human resources and communications, all focused on driving a more diverse and inclusive workplace.
- **Employee Resource Groups:** Our employee resource groups aid in creating community, recruiting, on-boarding and providing safe spaces for our diverse workforce.
- **Engagement:** We conduct a dedicated DEI survey focused on the experiences of our workforce.
- **REAL Team:** Our Racial Equity Advancement Leadership Team, or REAL Team, focused on helping us drive durable change as we strive to continue advancing racial equity and equality.
- **Education:** All senior leaders have attended multiple DEI workshops, including C-suite training on racial equity. We have manager and employee training on leading inclusively and a guide for managers on how to have conversations about difficult and polarizing external events.
- **Talent acquisition:** We have established a dedicated team to drive diversity, equity and inclusion across our hiring practices, programs and strategies. We have also invested in new external partnerships to better engage with diverse talent and communities.
- **Accountability:** The Compensation Committee reviews our progress towards our goals and workforce diversity initiatives at least annually.

Pay Equity

We strive to reward employees with compensation that is market-competitive, fair and equitable across gender, race and ethnicity. We invest in this commitment by performing pay equity analyses twice a year using independent, third-party vendors. We are transparent about our pay equity results and have multiple avenues for employees to use for any questions about their pay.

Positive Impact on Climate

Our mission to power prosperity around the world includes taking care of our planet. In fiscal 2015, we became carbon neutral. By fiscal 2020, we achieved our goal to power 100% of our global operations with renewable electricity (10 years earlier than planned), reduce the carbon footprint of our facilities by 80%, and reduce our total operational footprint by 50% (five years earlier than planned).

In an effort to maximize our climate-positive impact, we are working outside of our own operational footprint and using our scale and resources to inspire sustainable innovation by our employees, customers and communities. In fiscal 2020, we set a decade-long goal to reduce global carbon emissions by 2 million metric tonnes by 2030 — an amount that is equal to 50 times our 2018 operational carbon footprint (or 50x climate positive). In fiscal 2022, we exceeded our annual goal and achieved a cumulative 7x climate-positive impact by engaging our key stakeholders to reduce/avoid over 296,000 metric tonnes of carbon from the atmosphere. In addition, our Climate Action Marketplace connects small businesses with more sustainable business solutions for energy, travel, office supplies and other categories.

Committed to setting science-based **net zero emissions targets** including Scopes 1, 2 and 3

Looking forward, we have committed to setting science-based net zero emission targets (including Scopes 1, 2 and 3) and moving toward sourcing carbon-free electricity. We expect our net zero strategy to apply across our value chain, including our supply chain, and promote data sharing and supplier commitment across our supplier base.

Climate data does not include Credit Karma, which maintains separate recordkeeping systems, and Mailchimp, for which data is not yet available.

Job Creation

We believe that talent is dispersed equally, but the opportunity to prosper is not. Rapid technological, environmental, and societal shifts are driving rising inequality in communities across the globe, leading to a lack of job opportunities in many communities today. Our Prosperity Hub Program works to address these challenges by creating job opportunities in underserved communities. Working with key customer success partner-employers, we hire, train, and retain talent to provide domain and product expertise supporting our offerings. We launched our first Prosperity Hub in 2016 and, by the close of fiscal 2022, our Prosperity Hubs had created a total of 19,638 seasonal and year-round jobs, exceeding our goal for the fiscal year.

Since 2016, our efforts in underserved communities and our Prosperity Hubs created more than **19,000 total jobs**

Job Readiness

We're also making investments today to help build a better future for our employees, customers and the communities we serve. As we lay the groundwork to better prepare people for the job market, our job readiness work focuses on three areas: finance skills, career skills such as critical thinking and collaboration, and career education that showcases career pathways through internships. We are addressing the job readiness challenge through efforts that include our Prosperity Hub School District Program and our strategic partnerships, which are focused on financial literacy, entrepreneurship, and durable skills development. As of the end of fiscal 2022, we have partnered with 21 school districts across nine countries and better prepared 1,268,967 students for jobs since the program began in fiscal 2020.

To learn more about our corporate responsibility efforts, see our Corporate Responsibility Report at https://www.intuit.com/company/corporate-responsibility/.

Transactions with Related Persons

The Audit and Risk Committee is responsible for reviewing, and approving or ratifying, as appropriate, transactions between Intuit (or one of our subsidiaries) and any "related person" of Intuit. Under SEC rules, "related persons" include directors, officers, nominees for director, 5% stockholders, and their immediate family members. The Audit and Risk Committee has adopted a written policy, which is described below, to evaluate these transactions for approval or ratification.

Identifying related persons. We collect and update information about our directors, executive officers, individuals related to them and their respective affiliated entities through annual Director & Officer Questionnaires and quarterly director and executive officer affiliation summaries. Directors and executives provide the names of their immediate family members as well as the entities with which they and their immediate family members are affiliated, including board memberships, executive officer positions and charitable organizations.

Audit and Risk Committee annual pre-approval. On an annual basis, Intuit's accounting, procurement and legal departments prepare requests for pre-approval of transactions or relationships involving related persons or parties with which Intuit is expected to do business during the upcoming fiscal year. The Audit and Risk Committee reviews these requests during its regular fourth quarter meeting and generally pre-approves annual spending and/or revenue levels for each transaction or relationship.

Periodic approvals. During the year, the list of known related persons is circulated to appropriate Intuit employees and is used to identify transactions with related persons. If we identify an actual or potential transaction with a related person that was not pre-approved by the Audit and Risk Committee, Intuit's legal department collects information regarding the transaction, including the identity of the other party, the value of the transaction, and the size and significance of the transaction to both Intuit and the other party. This information is provided to the Audit and Risk Committee, which in its discretion may approve, ratify, rescind, place conditions upon, or take any other action with respect to the transaction.

Monitoring approved transactions and relationships. Following approval by the Audit and Risk Committee, Intuit employees review and monitor the "related person" transactions and relationships from time to time. If transaction levels approach the limits approved by the Audit and Risk Committee, a new approval request is submitted to the Audit and Risk Committee for review at its next meeting.

Since the beginning of fiscal 2022, there have been no transactions, and there currently are no proposed transactions, in excess of $120,000 between Intuit (or one of our subsidiaries) and a related person in which the related person had or will have a direct or indirect material interest.

Proposal No. 1
Election of Directors

Our Board Nominees

The Board currently consists of 12 directors, 9 of whom are standing for re-election to the Board at the Meeting. Based on the recommendations of the Nominating and Governance Committee, the Board has nominated Eve Burton, Scott D. Cook, Richard L. Dalzell, Sasan K Goodarzi, Deborah Liu, Tekedra Mawakana, Suzanne Nora Johnson, Thomas Szkutak and Raul Vazquez for election at the Meeting. All nominees were elected to the Board by our stockholders at our 2022 annual meeting of stockholders and, effective as of the Meeting date, the size of our Board will be reduced to nine members. Dennis D. Powell, Brad D. Smith and Jeff Weiner, who are currently serving on the Board, are not nominees for re-election to the Board at the Meeting. The Board thanks each of Mr. Powell, Mr. Smith and Mr. Weiner for their years of service.

Diversity of Skills and Expertise

Our Board is currently composed of a group of leaders with broad and diverse experience in many areas, as shown below. These are the skills and qualifications our Board considers important for our directors in light of our current business and structure. Our Board members have acquired these diverse skills through their accomplished careers and their service as executives and directors of a wide range of other public and private companies.

Customer domain expertise - consumer, small business and self-employed
6 director nominees

Go-to-market, digital marketing, partnerships and international expertise
9 director nominees

Public company board experience
9 director nominees

Product domain expertise - SaaS, mobile, services and money innovation
7 director nominees

Public policy/government relations
5 director nominees

Financial acumen or expertise - CEO/CFO or audit committee experience
6 director nominees

Technology domain expertise - software development, cloud, data, AI, platform and cybersecurity
7 director nominees

C-Suite experience (current and former)
9 director nominees

Proven business acumen, collaboration and industry engagement
9 director nominees

The charts in the Proxy Summary provide additional detail regarding the tenures, ages, genders and diversity of our Board members.

Board Refreshment

Our slate of nominees reflects a balance between Intuit's commitment to ongoing Board refreshment and the value of the experience that our longer-tenured directors bring. Four of our seven continuing independent director nominees have served on our Board for five or fewer years. We describe the Nominating and Governance Committee's processes for identifying director nominees and reviewing the Board's composition in the Corporate Governance section.

Eve Burton

Executive Vice President and Chief Legal Officer, The Hearst Corporation

Independent

Director since: 2016
Committees: Nominating and Governance (Chair)
Audit and Risk (as of the Meeting date)
Compensation and Organizational Development (until the Meeting date)
Age: 64



Professional Background

The Hearst Corporation, one of the nation's largest global diversified communications and software companies

- Executive Vice President and Chief Legal Officer since December 2019
- Senior Vice President, General Counsel, 2012-2019
- Vice President and General Counsel, 2002-2012
- Member of Board of Directors, CEO's strategic advisory group, Venture Investment Committee, Risk Working Group
- Founder of HearstLab, which invests in women-led startups

Ms. Burton manages a global legal team that provides services to all of Hearst's more than 350 businesses around the world. In addition, she oversees compliance, labor relations, government affairs and corporate functions, including certain technology operations, corporate human resources and talent development. She is also one of Hearst's leaders in M&A works and in establishing worldwide strategic enterprise deals.

Prior to joining Hearst, Ms. Burton served as Vice President and Chief Legal Counsel at Cable News Network (CNN). She serves on the Board of Directors of A&E Television Networks LLC and previously served on the Board of Directors of AOL.

Other Affiliations

- The David and Helen Gurley Brown Institute for Media Innovation at Stanford and Columbia Universities
- Trustee of Middlebury College

Education

- Bachelor of Arts, Hampshire College
- Juris Doctor, Columbia Law School

Key Skills and Experience

- Legal and business experience as an EVP and the chief legal officer for a global company engaged in a broad range of diversified communications and software businesses, including consumer and digital media, health, transportation, and financial services, as well as strategic partnerships and investments
- Insights into operational and security issues facing online consumer services companies as well as business-to-business software companies
- Expertise in the technology, go-to-market, and public policy/ government relations domains

Other Public Company Boards

None

Scott Cook

Founder and Chairman of the Executive Committee, Intuit Inc.

Director since: 1984
Committees: None
Age: 70



Professional Background

Intuit

- Founder
- Chairman of the Board, 1993-1998
- President and Chief Executive Officer, 1984-1994

Mr. Cook served on the board of directors of The Procter & Gamble Company from 2000 to 2020, where he was a member of the Compensation and the Technology & Innovation Committees, and on the board of directors of eBay Inc. from 1998 to 2015, where he was a member of the Corporate Governance and Nominating Committee.

Education

- Bachelor of Arts, Economics and Mathematics, University of Southern California
- Master of Business Administration, Harvard Business School

Key Skills and Experience

- Experience as an entrepreneur and corporate executive with a background in guiding and fostering innovation at companies in technology and other sectors
- Extensive knowledge of Intuit's operations, markets, customers, management and strategy
- Experience as a Board member of other large, global, consumer-focused companies
- Expertise in the customer, technology, product and go-to-market domains

Other Public Company Boards

None

Richard L. Dalzell

Former Senior Vice President and Chief Information Officer, Amazon.com, Inc.

Independent

Director since: 2015
Committees: Acquisition (Chair), Audit and Risk
Age: 65



Professional Background

Amazon

- Senior Vice President of Worldwide Architecture and Platform Software and Chief Information Officer, 2001-2007
- Senior Vice President and Chief Information Officer, 2000-2001
- Vice President and Chief Information Officer, 1997-2000

Before he joined Amazon, Mr. Dalzell was Vice President of the Information Systems Division at Walmart Inc. for three years. Mr. Dalzell was a director of AOL.com, Inc. from 2009 until it was acquired by Verizon Communications Inc. in 2015.

Education

- Bachelor of Science, Engineering, the United States Military Academy at West Point

Key Skills and Experience

- Extensive experience, expertise and background in information technology, platform software, cloud computing and cybersecurity, as well as a global perspective
- Corporate leadership experience gained from his service in various senior executive roles
- Expertise in the product, technology and go-to-market domains

Other Public Company Boards

Twilio, Inc. since 2014 (serves on the Nominating and Governance Committee)

Sasan K. Goodarzi

President and Chief Executive Officer, Intuit Inc.

Director since: 2019
Committees: None
Age: 54



Professional Background

Intuit

- President and CEO since 2019
- Executive Vice President and General Manager of the Small Business & Self-Employed Group, 2016-2018
- Executive Vice President and General Manager of the Consumer Tax Group, 2015-2016
- Senior Vice President and General Manager of the Consumer Tax Group, 2013-2015
- Senior Vice President and Chief Information Officer, 2011-2013
- Led several business units, including Intuit Financial Services and the professional tax division, 2004-2010

Mr. Goodarzi served as Chief Executive Officer of Nexant Inc., a privately held provider of intelligent grid software and clean energy solutions, for ten months beginning in November 2010. Prior to joining Intuit, Mr. Goodarzi worked for Invensys, a global provider of industrial automation, transportation and controls technology, serving as global president of the products group. He also held a number of senior leadership roles in the automation control division at Honeywell.

Education

- Bachelor of Science, Electrical Engineering, University of Central Florida
- Master of Business Administration, Kellogg School of Management at Northwestern University

Key Skills and Experience

- Deep understanding of Intuit's business and culture
- Instrumental contributions to and experience in developing and executing our strategic priorities
- Expertise in the customer, product, technology, go-to-market and public policy/government relations domains

Other Public Company Boards

Atlassian Corporation Plc. since 2018 (chairs the Compensation and Leadership Development Committee)

Deborah Liu

Chief Executive Officer, Ancestry.com LLC

Independent

Director since: 2017
Committees: Acquisition, Compensation and Organizational Development
Age: 46



Professional Background

Ancestry.com, a family history and consumer genomics company

- Chief Executive Officer, President and member of the board of directors since March 2021

Facebook

- Vice President of FB App Commerce, August 2020-February 2021
- Helped create Facebook's commerce and payments businesses as Vice President, Marketplace, 2017-2020
- Vice President, Platform and Marketplace, 2015-2017
- Director of Product Management, 2014-2015, during which time she led the development of Facebook's first mobile ad product for apps and Audience Network
- Built Facebook's games business and payments platform

Ms. Liu has worked in the tech industry for over 19 years. Prior to Facebook, she spent several years in product roles at PayPal and eBay, including leading the integration between the two products. She holds several payments and commerce-related patents.

Other Affiliations

Founder of Women in Product, a nonprofit to connect and support women in the product management field

Education

- Bachelor of Science, Civil Engineering, Duke University
- Master of Business Administration, Stanford Graduate School of Business

Key Skills and Experience

- Extensive executive management experience in large global technology companies
- Deep technical understanding of mobile platforms
- Strong background building personalized and rich experiences across apps, products, people and third-party integrations
- Expertise in the customer, product, technology and go-to-market domains

Other Public Company Boards

None

Tekedra Mawakana

Co-Chief Executive Officer, Waymo LLC

Independent

Director since: 2020
Committees: Compensation and Organizational Development, Nominating and Governance
Age: 51



Professional Background

Waymo, an autonomous driving technology company

- Co-Chief Executive Officer since April 2021
- Chief Operating Officer, 2019-April 2021
- Chief External Officer, 2018-2019
- Global Head of Policy, 2017-2018

Prior to joining Waymo, Ms. Mawakana served as Vice President, Global Government Relations and Public Policy at eBay from 2016 to 2017 and Vice President and Deputy General Counsel, Global Public Policy at Yahoo from 2013 to 2016. She started her career at the DC-based law firm Steptoe & Johnson LLP.

Other Affiliations

- Former Member of the Board of Industry Leaders of the Consumer Technology Association
- Former chair of the board of directors of the Internet Association

Education

- Bachelor of Arts, Trinity College (now Trinity Washington University)
- Juris Doctor, Columbia Law School

Key Skills and Experience

- Extensive experience in advising publicly traded consumer technology companies on global regulatory policy
- Deep understanding of public policy related to commerce and advanced applications of artificial intelligence and machine learning
- Expertise in the customer, technology, go-to-market and public policy/government relations domains

Other Public Company Boards

None

Suzanne Nora Johnson

Former Vice Chairman, The Goldman Sachs Group

Board Chair since: January 2022

Independent

Director since: 2007

Committees: Compensation and Organizational Development (Chair), Nominating and Governance

Age: 65



Professional Background

The Goldman Sachs Group

- Several management positions, including Vice Chairman, Chairman of the Global Markets Institute, and Head of the Global Investments Research Division, 1985-2007

Ms. Nora Johnson served on the board of directors of VISA Inc. from 2007 to 2022, where she was a member of the Nominating and Governance Committee and the Audit and Risk Committee, and on the board of directors of American International Group, Inc. from 2008 to 2020, where she was chair of the Risk and Capital Committee and a member of the Nominating and Corporate Governance Committee and the Technology Committee.

Other Affiliations

- Co-Chair, The Brookings Institution
- Chair of the Board of Directors, Markle Foundation
- Chair of the Board of Trustees, The University of Southern California

Education

- Bachelor of Arts, University of Southern California
- Juris Doctor, Harvard Law School

Key Skills and Experience

- Valuable business experience managing large, complex, global institutions
- Insights into how changes in the financial services industry, public policy and the macro-economic environment affect our businesses
- Extensive knowledge of Intuit's business and strategy and understanding of external perceptions that help to deliver effective oversight of the Board and management
- Expertise in the product and go-to-market domains

Other Public Company Boards

Pfizer Inc. since 2007 (chairs the Audit Committee and serves on Regulatory and Compliance Committee and Executive Committee)

Thomas Szkutak

Former Senior Vice President and Chief Financial Officer, Amazon.com, Inc.

Independent

Director since: 2018

Committees: Audit and Risk (Chair, as of the Meeting date)
Nominating and Governance

Age: 61



Professional Background

Amazon

- Senior Vice President and Chief Financial Officer, 2002-2015

General Electric

- Chief Financial Officer of GE Lighting, 2001-2002
- Finance Director of GE Plastics Europe, 1999-2001
- Executive Vice President of Finance at GE Asset Management (formerly known as GE Investments), 1997-1999
- Graduate of GE's financial management program

Mr. Szkutak has served as an advisor and operating partner of Advent International, a global private equity firm, since 2017. He served on the board of directors of athenahealth, Inc. from 2016 to 2019, where he served as chair of the Audit Committee, and on the board of directors of Zendesk, Inc. from 2019 to 2022, where he was the chair of the Audit Committee.

Education

- Bachelor of Science, Business Administration, Boston University

Key Skills and Experience

- Deep public company financial expertise
- Executive management experience with large, global organizations
- Expertise in the customer, product and go-to-market domains
- Audit committee financial expert (as defined by SEC rules) with "financial sophistication" (in accordance with Nasdaq listing standards)

Other Public Company Boards

None

Raul Vazquez

Chief Executive Officer and Director, Oportun Financial Corporation

Independent

Director since: 2016
Committees: Acquisition, Audit and Risk
Age: 51



Professional Background

Oportun, a financial technology company

- Chief Executive Officer, since 2012

Prior to joining Oportun, Mr. Vasquez spent nine years at Walmart in various senior leadership roles, including Executive Vice President and President of Walmart West, Chief Executive Officer of Walmart.com, and Executive Vice President of Global eCommerce for developed markets. Mr. Vazquez previously worked in startup companies in e-commerce, at a global strategy consulting firm focused on Fortune 100 companies, and as an industrial engineer for Baxter Healthcare. Mr. Vazquez served as a member of the board of directors of Staples, Inc. from 2013 to 2016.

Other Affiliations

- Chair of the Federal Reserve Board's Community Advisory Council, 2015- 2017
- Consumer Financial Protection Bureau's Consumer Advisory Board, 2016-2018

Education

- Bachelor of Science, Stanford University
- Master of Science, Industrial Engineering, Stanford University
- Master of Business Administration, The Wharton School at the University of Pennsylvania

Key Skills and Experience

- Wide range of experience in innovative consumer financial products, retail, marketing, e-commerce, technology and community development
- Executive leadership experience with global organizations
- Expertise in the customer, product, technology, go-to-market and public policy/government relations domains

Other Public Company Boards

Oportun Financial Corporation since 2019

The following chart shows certain self-identified personal characteristics of our current directors, including the three directors who are not nominees for re-election at the Meeting, in accordance with Nasdaq Listing Rule 5605(f).

Board Diversity Matrix (as of October 31, 2022)

Total number of directors:				**12**
	Female	Male	Non-binary	Did not disclose gender
Directors	4	8	–	–
Number of directors who identify in any of the categories below:				
African American or Black	1	–	–	–
Alaskan Native or Native American	–	–	–	–
Asian	1	–	–	–
Hispanic or Latino	–	1	–	–
Native Hawaiian or Pacific Islander	–	–	–	–
White	1	7	–	–
Two or more races or ethnicities	–	–	–	–
LGBTQ+	–	–	–	–
Did not disclose demographic background	1	–	–	–

Directors who identify as Middle Eastern: 1

Election Mechanics

Each nominee, if elected, will serve until the next annual meeting of stockholders and until a qualified successor is elected, unless the nominee dies, resigns or is removed from the Board before that meeting. Although we know of no reason why any of the nominees would not be able to serve, if any nominee is unable to serve or for good cause does not serve, the proxy holder can vote your shares either for a substitute nominee (if one is proposed by the Board) or just for the remaining nominees, leaving a vacancy. Alternatively, the Board may further reduce the size of the Board.

If a nominee does not receive more votes in favor than votes against their election, Delaware law provides that the director would continue to serve on the Board as a "holdover director." However, in accordance with Intuit's Bylaws and Corporate Governance Principles, each director has submitted an advance, contingent, irrevocable resignation that the Board may accept if stockholders do not elect the director. In that situation, our Nominating and Governance Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board would act on the Nominating and Governance Committee's recommendation, and publicly disclose its decision and the rationale behind it, within 90 days of the date the election results are certified.

✓ The Board recommends that you vote **FOR** the election of each of the nominated directors.

Director Compensation

Annual Retainer and Equity Compensation Program for Non-Employee Directors

Our director compensation programs are designed to attract and retain qualified non-employee board members and to align their interests with the long-term interests of our stockholders. The Compensation Committee annually reviews and considers information from its independent compensation consultant regarding the amounts and type of compensation paid to non-management directors at companies within the same peer group the committee used to assess executive compensation. The Compensation Committee makes recommendations to the Board if it determines changes are needed.

In each of October 2021 and October 2022, the committee reviewed the compensation of our non-employee directors and determined not to make any changes to the program. In January 2022, the Board approved an update to our non-employee director compensation program to provide an annual cash retainer for the independent Board Chair.

2022 Annual Cash Retainers

Non-employee directors are paid annual cash retainers for Board membership, plus additional cash retainers for their committee service in the amounts shown in the following table.

Position	Annual Amount ($)
Non-Employee Board Member	75,000
Chair of the Board of Directors*	90,000
Members of each of the Audit and Risk Committee, Acquisition Committee, and Compensation and Organizational Development Committee	15,000
Members of the Nominating and Governance Committee	10,000
Audit and Risk Committee Chair**	32,500
Compensation and Organizational Development Committee Chair**	25,000
Acquisition Committee and Nominating and Governance Committee Chairs**	17,500

* The Chair of the Board of Directors also receives the Board membership retainer.

** Committee chairs also receive the committee membership retainer.

These retainers are paid in quarterly installments and are prorated for any changes to committee service that occur during the year. Directors may elect to defer cash retainers into tax-deferred Intuit stock units by making an irrevocable written election before the start of each calendar year. These tax-deferred stock units, known as Conversion Grants, are granted quarterly and are fully vested at the time of grant. The shares underlying Conversion Grants are distributable five years from the date of grant, or upon an earlier separation from the Board or change in control of Intuit. Directors generally may elect to defer settlement of their Conversion Grants for a longer period of time (from six to ten years following the date of grant).

We reimburse non-employee directors for out-of-pocket expenses incurred in connection with attending Board and committee meetings. However, we do not pay meeting attendance fees.

2022 Director Equity Compensation Program

Grants are made to non-employee directors in the form of a fixed dollar value of RSUs as shown below:

Board Position	Fixed Amount of Award ($)	Vesting schedule
Non-Employee Board Member (annual grant)	260,000	Generally vests in full on the first business day of the 12th month following the grant date

Because these grants are for a fixed dollar amount, the number of RSUs awarded annually to non-employee directors varies, depending on the closing market price of Intuit's common stock on the date of grant. The annual grants are awarded each year on the day following the annual meeting of stockholders. For a director who joins between annual meetings, the annual grant will be prorated based on the number of full months of expected service until the first anniversary of the most recent annual meeting. These prorated grants will vest on the same day as the other directors' annual grants. Once RSUs vest, issuance of shares is deferred until five years from the date of grant, or an earlier separation from the Board or change in control of Intuit. Directors generally may elect to defer settlement of their RSUs for a longer period of time (from six to ten years following the date of grant). The short vesting schedule serves to avoid director entrenchment, while the five-year deferral ensures long-term alignment of director interests with those of our stockholders.

All of the RSUs that we grant to our directors have dividend equivalent rights, which accumulate and are paid only when the shares underlying the RSUs are issued. Dividend equivalent rights on RSUs that fail to vest are forfeited.

The Amended and Restated 2005 Equity Incentive Plan (the "2005 Equity Incentive Plan") provides that the annual aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all awards granted to any non-employee director during any single calendar year (not including awards granted in lieu of retainers or other cash payments) may not exceed $625,000, plus an additional $250,000 for the non-employee Chair of the Board.

Director Stock Ownership Requirement

Directors are required to own Intuit stock with a value equal to at least ten times the amount of the annual Board member retainer. Unvested RSUs and vested deferred RSUs held by a Board member are counted as shares when determining the number of shares owned. Under our policy, directors must comply with this requirement within five years from the date they join the Board. If any director does not meet the stock ownership requirement within this time frame, then 50% of his or her annual cash retainers will be made in the form of Intuit stock until compliance is achieved. As of July 31, 2022, all of our directors were in compliance with our policy.

Director Summary Compensation Table

The following table summarizes the fiscal 2022 compensation earned by each Board member, other than Mr. Goodarzi, whose compensation is described under "Executive Compensation Tables."

Director Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Eve Burton	–[(1)]	378,515[(1)(2)]	–	378,515
Scott D. Cook	–	–	1,300,000[(3)]	1,300,000
Richard L. Dalzell	–[(1)]	383,309[(1)(2)]	–	383,309
Deborah Liu	–[(1)]	366,031[(1)(2)]	–	366,031
Tekedra Mawakana	100,000	260,047[(2)]	–	360,047
Suzanne Nora Johnson	202,500	350,429[(2)]	–	552,929
Dennis D. Powell	137,500	260,047[(2)]	–	397,547
Brad D. Smith	56,250[(4)]	401,180[(2)(5)]	317,308[(6)]	774,738
Thomas Szkutak	–[(1)]	361,236[(1)(2)]	–	361,236
Raul Vazquez	105,000	260,047[(2)]	–	365,047
Jeff Weiner	100,000	260,047[(2)]	–	360,047

(1) For Ms. Burton, Mr. Dalzell, Ms. Liu and Mr. Szkutak, the number in the "Stock Awards" column includes the value of Conversion Grants at the time of grant in addition to the value of the annual equity grant. Each of Ms. Burton, Mr. Dalzell, Ms. Liu and Mr. Szkutak elected to receive some or all of the cash retainer fees due to them for service on the Board and committees during calendar year 2022 and 2021 in RSUs. These Conversion Grants are granted on a quarterly basis, following the applicable annual meeting, and are fully vested at the time of grant. Please see the "Equity Grants to Directors During Fiscal Year 2022" table for more information.

(2) These amounts represent the aggregate grant date fair value of RSUs granted during fiscal 2022, computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Compensation — Stock Compensation" ("FASB ASC Topic 718"). See the "Equity Grants to Directors During Fiscal Year 2022" and "Outstanding Equity Awards for Directors at Fiscal Year-End 2022" tables for information regarding the grant date fair value of RSUs granted during the fiscal year and the number of awards outstanding for each director at the end of the fiscal year.

(3) Mr. Cook is an employee of Intuit, so he is not compensated as a non-employee director. Mr. Cook's cash compensation shown in the table reflects salary of $650,000 and an incentive bonus of $650,000 awarded for performance in fiscal 2022. Mr. Cook was not granted any equity awards during fiscal 2022.

(4) This amount reflects the fees earned in cash by Mr. Smith beginning on January 1, 2022, when he became a non-employee director.

(5) Mr. Smith was an employee of Intuit and compensated as the Executive Chairman of the Board from August 1, 2021 to December 31, 2021. This amount paid for employee service includes a matching grant of 261 RSUs with a grant date fair value of $141,133 under the MSPP with respect to the deferral of the fiscal 2021 performance bonus that he earned while he was an employee. The bonus was paid and deferred in early fiscal 2022. Also included are 492 shares with a grant date value of $260,047 earned for service as a non-employee director beginning on January 1, 2022.

(6) Mr. Smith was an employee of Intuit and compensated as the Executive Chairman of the Board through December 31, 2021. This amount reflects the base salary of $317,308 that he earned as a full-time employee through such date.

Equity Grants to Directors During Fiscal Year 2022

The following table shows the RSU grants made to each of our directors, other than Mr. Goodarzi, during fiscal 2022.

		Stock Awards	
Director Name	Grant Date	Shares Subject to Award (#)	Grant Date Fair Value ($)(1)
Eve Burton	10/22/2021	50(2)	29,540
	1/21/2022	492(3)	260,047
	1/21/2022	56(2)	29,599
	5/6/2022	75(2)	29,678
	7/29/2022	65(2)	29,651
Scott D. Cook(4)	–	–	–
Richard L. Dalzell	10/22/2021	52(2)	30,722
	1/21/2022	492(3)	260,047
	1/21/2022	58(2)	30,656
	5/6/2022	78(2)	30,865
	7/29/2022	68(2)	31,019
Deborah Liu	10/22/2021	45(2)	26,586
	1/21/2022	492(3)	260,047
	1/21/2022	50(2)	26,427
	5/6/2022	67(2)	26,513
	7/29/2022	58(2)	26,458
Tekedra Mawakana	1/21/2022	492(3)	260,047
Suzanne Nora Johnson	1/21/2022	663(3)	350,429
Dennis D. Powell	1/21/2022	492(3)	260,047
Brad D. Smith	1/21/2022	492(3)(5)	260,047(5)
Thomas Szkutak	10/22/2021	43(2)	25,404
	1/21/2022	492(3)	260,047
	1/21/2022	48(2)	25,370
	5/6/2022	64(2)	25,326
	7/29/2022	55(2)	25,089
Raul Vazquez	1/21/2022	492(3)	260,047
Jeff Weiner	1/21/2022	492(3)	260,047

(1) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. The grant date fair value of these awards is equal to the closing market price of Intuit's common stock on the date of grant. See footnote (5) below for more information about the equity awards made to Mr. Smith during fiscal 2022.

(2) These amounts represent RSUs awarded pursuant to a Conversion Grant, which are granted quarterly with a fair value equal to 25% of the annual retainers for Board and committee service (as described above under "Annual Retainer and Equity Compensation Program for Non-Employee Directors") and calculated using the closing market price of Intuit's common stock on the date of grant. Conversion Grants are fully vested at the time of grant because they replace cash compensation that is vested when it is paid.

(3) Annual non-employee director grant, which vests as to 100% of the shares on January 1, 2023, subject to the director's continued service.

(4) Mr. Cook was not granted any equity awards from Intuit during fiscal 2022.

(5) Mr. Smith was an employee of Intuit through December 31, 2021 and, in addition to this RSU grant that he was awarded as a non-employee director, he received a matching grant of 261 RSUs with a grant date fair value of $141,133 under the MSPP with respect to the deferral of the fiscal 2021 bonus he received for his service as an employee prior to December 31, 2021. The bonus was paid and deferred in early fiscal 2022, and the matching grant vests on the third anniversary of the grant date. The grant date fair value was computed in accordance with FASB ASC Topic 718.

Outstanding Equity Awards for Directors at Fiscal Year-End 2022

The following table provides information on the outstanding equity awards held by our directors, other than Mr. Goodarzi, as of July 31, 2022.

Director Name	Aggregate Shares Subject to Outstanding Stock Awards (#)[1]	Portion of Outstanding Stock Awards that is Vested and Deferred (#)[1]
Eve Burton	14,235	13,743
Scott D. Cook	–	–
Richard L. Dalzell	10,299	9,807
Deborah Liu	6,096	5,604
Tekedra Mawakana	1,380	888
Suzanne Nora Johnson	5,025	4,362
Dennis D. Powell	4,854	4,362
Brad D. Smith	492[2]	–
Thomas Szkutak	6,422	5,930
Raul Vazquez	4,854	4,362
Jeff Weiner	5,292	4,800

(1) For each non-employee director, the amounts reflected as aggregate shares subject to outstanding stock awards include vested and deferred stock awards, for which settlement is deferred in accordance with Intuit's director equity compensation program.

(2) This amount represents the number of shares granted to Mr. Smith after January 1, 2022, when he became a non-employee director. As of July 31, 2022, Mr. Smith held additional outstanding stock awards representing a total of 40,715 shares that were granted prior to December 31, 2021 when Mr. Smith was an employee of Intuit and compensated as the Executive Chairman of the Board. Mr. Smith also held stock options representing a total of 492,333 shares with exercise prices ranging from $113.19 per share to $525.51 per share; 474,684 of these stock options were exercisable at that date.

Proposal No. 2 Advisory Vote to Approve Executive Compensation

In accordance with Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), we are asking stockholders to vote, on an advisory basis, to approve Intuit's executive compensation.

The Compensation Discussion and Analysis section of this proxy statement explains the Compensation Committee's guiding compensation philosophy. The Compensation Committee strives to establish a compensation program that:

- compensates our executives based on both overall company performance and individual employee performance;
- supports our corporate growth strategy;
- enables Intuit to attract, retain and motivate talented executives with proven experience;
- closely ties our NEOs' compensation to short- and long-term performance goals and strategic objectives (including our True North goals relating to reducing greenhouse gas emissions, increasing workforce diversity, creating jobs and better preparing individuals for jobs); and
- makes incentive compensation a greater portion of overall pay for our NEOs than it is for most other Intuit employees, because the NEOs lead our key business units or functions and thus have the ability to directly influence overall company performance.

Intuit employs a number of practices that reflect our pay-for-performance compensation philosophy, as described under Executive Compensation in the Proxy Summary above and in the Compensation Discussion and Analysis section below.

We urge you to read the Compensation Discussion and Analysis section of this proxy statement to learn how our policies and practices reflect our compensation philosophy, and the Executive Compensation Tables section to learn about the specific compensation of our NEOs. The Compensation Committee and the Board believe that Intuit's policies and procedures reflect our compensation philosophy and promote its goals.

While the advisory vote to approve executive compensation is non-binding, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values your opinions and will consider the outcome of the "say-on-pay" vote when making future compensation decisions for NEOs.

Unless the Board of Directors modifies its policy on the frequency of say-on-pay votes, a non-binding advisory vote on our executive compensation program will again be included in our proxy statement next year.

✓ The Board recommends that you vote **FOR** approval of the advisory resolution to approve executive compensation.

Compensation and Organizational Development Committee Report

Set out below is the Compensation Discussion and Analysis, which discusses Intuit's executive compensation programs and policies and explains how we and management view and use them. We strive to see that Intuit's compensation programs are fiscally responsible, market-responsive and performance-based. Guided by these principles, we regularly review and monitor senior management's compensation, as well as their potential for larger leadership roles, in an effort to produce the greatest value for Intuit's four True North stakeholders: employees, customers, communities and stockholders. To this end, the Compensation and Organizational Development Committee has reviewed the components of compensation paid to each of Intuit's officers for fiscal 2022, including annual base salary, incentive bonus and equity compensation.

Given our role in providing guidance on program design, administering these programs and policies, and making specific compensation decisions for senior executives, the Compensation and Organizational Development Committee participated in the preparation of the Compensation Discussion and Analysis and reviewed and discussed its contents with management. Based on the review and discussions, we recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Organizational Development Committee Members

Suzanne Nora Johnson (Chair)
Eve Burton
Deborah Liu
Tekedra Mawakana
Jeff Weiner

Compensation Discussion and Analysis

Table of Contents

Executive Summary

This Compensation Discussion and Analysis describes our executive compensation philosophy and objectives, provides context for the compensation actions approved by the Compensation Committee, and explains the compensation of our Named Executive Officers ("NEOs"). The Compensation Committee, which is made up entirely of independent directors, oversees Intuit's compensation plans and policies, approves the compensation of our executive officers, and administers our equity compensation plans, as well as our organizational development activities, human capital management and DEI initiatives. For fiscal 2022, our NEOs were:

Named Executive Officers

Sasan K. Goodarzi
President and
Chief Executive Officer



Michelle M. Clatterbuck
Executive Vice
President and
Chief Financial Officer



J. Alexander Chriss
Executive Vice President
and General Manager,
Small Business & Self-
Employed Group



Laura A. Fennell
Executive Vice
President and
Chief People &
Places Officer



Marianna Tessel
Executive Vice
President and
Chief Technology Officer



Focus on Pay-For-Performance and Delivering for All Stakeholders While Facing Macroeconomic Uncertainty

We remained focused on delivering for all of our stakeholders as we navigated uncertainty in the macroeconomic environment that was marked by inflation, rising interest rates, the Russia-Ukraine war and the continuing effects of the COVID-19 pandemic. In fiscal 2022, management and the Compensation Committee continued to approach our executive compensation program with enduring pay-for-performance principles and set rigorous goals to drive growth and long-term shareholder value. Despite the ongoing uncertainty, the committee did not adjust performance measures, goals or any other components of our executive compensation program. Our program is designed to balance rewards for both short-term operating results and long-term growth, and the committee evaluated NEO performance against key financial measures, strategic objectives like our True North goals, and stockholder return. We delivered approximately 96% of CEO and 95% of other NEO total direct compensation through awards that link their pay with Intuit's performance. The only fixed component of pay was base salary.

CEO Total Direct Compensation



4%
Base Salary
23%
Options
8%
Incentive Cash
42%
PSUs(1)
23%
RSUs
96%
Performance-Based

Other NEOs Total Direct Compensation



5-6%
Base Salary
22%
Options
5-6%
Incentive Cash
44-45%
PSUs(1)
22%
RSUs
94-95%
Performance-Based

(1) Total direct compensation reflects base salary, actual bonus payout, and equity awards granted during fiscal 2022. Consistent with disclosure in the Fiscal Year 2022 Summary Compensation Table, equity awards are reported at grant date fair value (which, for the PSUs, is based on the target number of shares subject to the award), and salary and incentive cash are reported based on the actual amounts earned with respect to fiscal 2022.

Equity-based compensation is aligned with the long-term interests of Intuit's stockholders because it focuses our executive officers' attention on increasing stockholder value over time, including both absolute and relative TSR over one-, two- and three-year periods.

Annual cash incentive payouts for the NEOs were set equal to the overall funding level of the bonus pool for the broader employee base, which helps to promote consistent Intuit-wide outcomes. These payouts are based on achievement of specific revenue and non-GAAP operating income goals for the fiscal year, as well as Intuit's performance against goals to deliver results for our key "True North" stakeholders, including certain ESG goals. Our True North stakeholders include employees, customers, stockholders and the communities that we serve. In assessing True North performance, the Compensation Committee considered factors such as our achievement of workforce diversity, job creation and readiness, and climate goals, TSR performance and opportunities for continued improvement in delivering for all stakeholders.

The communities we serve are critical stakeholders to our company's mission and, to power their prosperity, we established measurable company-wide goals for reducing greenhouse gas emissions, creating jobs and preparing individuals for jobs. Employee engagement is a top priority and DEI across our workforce is critical to achieving our goals of attracting and retaining the world's best diverse talent to deliver for our customers and other stakeholders. We have aligned our DEI initiatives with our True North goals by establishing goals for representation of women in our technology roles globally and U.S. employees from underrepresented racial groups ("URGs").

Our Fiscal 2022 Performance

Intuit's financial performance for fiscal 2022 was strong and exceeded the goals that were set in the first quarter of the fiscal year for fully funding our cash incentive bonus program. Our strong financial results were especially noteworthy given the ongoing uncertainty in the macroeconomic environment.

Revenue of **$12.7B** ↑ **32%** from FY21, or 24% excluding Mailchimp*	GAAP operating income of **$2.6B** ↑ **3%** from FY21	Non-GAAP operating income of **$4.5B** ↑ **29%** from FY21
GAAP diluted EPS of **$7.28** ↓ **4%** from $7.56 in FY21	Non-GAAP diluted EPS of **$11.85** ↑ **22%** from $9.74 in FY21	Repurchased **$1.9B** of shares and increased dividend **15%** to $2.72 per share

* We acquired Mailchimp in November 2021.

See Appendix A of this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Key financial highlights from fiscal 2022

- **Grew revenue by 38%** in the Small Business & Self-Employed Group (22% excluding Mailchimp revenue), **10%** in the Consumer Group and 6% in the ProConnect Group (now the ProTax Group).
- Grew Credit Karma revenue to **$1.8 billion**, a 58% increase from fiscal 2021 on a pro forma basis.
- Grew combined platform revenue, which includes Small Business and Self-Employed Group Online Ecosystem, TurboTax Online and Credit Karma, by **45%** to **$9.6 billion**, including 11 percentage points from the addition of Mailchimp's revenue.
- Grew Small Business and Self-Employed Group Online Ecosystem revenue by **61%**. Excluding Mailchimp revenue, Online Ecosystem revenue grew by **34%**.
- Generated annualized three-year Total Stockholder Return ("TSR") of **18.8%**, and annualized five-year TSR of **28.1%**, each in the top quartile of S&P 500 constituents for the relevant period. For comparison, the S&P 500 index had annualized returns of **13.4%** over the three-year period and **12.8%** over the five-year period.

Other key accomplishments for fiscal 2022

- With our acquisition of Mailchimp, accelerated progress on our strategic priorities to "be the center of small business growth" and "disrupt the small business mid-market" to help deliver on our vision of being an end-to-end customer growth platform for small businesses
- On a cumulative basis, **19,638** seasonal and year-round jobs created in underserved communities and **1,268,967** individuals better prepared for jobs, exceeding our fiscal 2022 goals
- Reduced/avoided greenhouse gas emissions by over **296,000** metric tonnes (since 2018), which is equal to seven times our 2018 carbon footprint, exceeding our fiscal 2022 goal*
- Increased the representation of our U.S. employees from URGs to **15.0%**, aided by the acquisition of Mailchimp, exceeding our fiscal 2022 goal of **14.5%****
- Increased the representation of women in our technology roles globally to **33.0%**, achieving our fiscal 2022 goal**
- Earned employee engagement and customer satisfaction scores that continued to reflect best-in-class levels, including being chosen as one of Fortune Magazine's "100 Best Companies to Work For" for the 21st consecutive year

* Does not include Credit Karma, which maintains separate record-keeping systems, or Mailchimp, for which data is not yet available.

** Does not include Credit Karma, which maintains separate record-keeping systems.

How We Compensated Our CEO

The Compensation Committee's decisions for Mr. Goodarzi in fiscal 2022 reflect Intuit's objectively strong performance, including revenue and operating income growth, and progress on our five Big Bet strategic priorities, despite the uncertain and unprecedented economic environment. The Compensation Committee also sought to reward his leadership and progress on our True North goals, including increasing the representation of U.S. employees from URGs and women in our technology roles globally, reducing and offsetting greenhouse gas emissions, exceeding community job creation and job readiness goals, and achieving results of employee surveys on belonging that are in the top 10% of industry benchmarks. The committee further recognized his leadership of a high-performing management team, Intuit's progress on its strategy to become the global AI-driven expert platform powering prosperity for consumers and small businesses, and his leadership of trajectory-changing initiatives like our acquisition of Mailchimp.

Our CEO's compensation is aligned with stockholders' interests. Approximately 96% of total direct compensation for Mr. Goodarzi in fiscal 2022 was performance-based, and thus strongly linked to Intuit's results. Only his base salary (approximately 4% of his total direct compensation for fiscal 2022) was a fixed amount. Mr. Goodarzi's fiscal 2022 bonus was funded at 100% of target, which was the same as the aggregate funding percentage for the broader employee base and lower than baseline funding percentage generated by the pre-established formula based on revenue and non-GAAP operating income.

NEO Compensation Highlights

- **In fiscal 2022, we paid cash bonuses to the NEOs at 100% of target.** This bonus payout as a percentage of target was lower than the percentage generated under the bonus plan's funding formula, based on revenue and non-GAAP operating income, and was the same as the aggregate bonus pool funding level approved by the Compensation Committee for the broader employee base.
- **ESG goals that are measurable and linked to our True North strategic goals,** including for workforce diversity, greenhouse gas emissions, community job creation and better preparing individuals for jobs, were assessed by the Compensation Committee in determining executive compensation.
- **On average, 95% of the fiscal 2022 total direct compensation paid to the NEOs was performance-based.** In addition, service-based restricted stock units ("RSUs") and performance-based relative TSR restricted stock units ("PSUs") granted to the CEO are subject to a mandatory one-year holding period after vesting to increase his long-term alignment with stockholders.

2022 "Say-on-Pay" Advisory Vote on Executive Compensation

Intuit has provided stockholders with an advisory vote on executive compensation in each of the last 13 years. At our 2022 Annual Meeting of Stockholders, approximately 91.5% of the votes cast in the "say-on-pay" advisory vote were "FOR" approval of our executive compensation. We value the opinions of our stockholders and also seek their input as part of our regular stockholder outreach efforts. The feedback we received from stockholders regarding our executive compensation program was generally positive and affirmed our current compensation strategy.

The Compensation Committee evaluated the results of the 2022 advisory vote, additional stockholder feedback, input from our independent compensation consultant, and the other factors and data discussed in this CD&A in determining executive compensation policies and decisions. Based on this evaluation, the Compensation Committee determined that our executive compensation programs are aligned with our pay-for-performance compensation philosophy and company strategy and decided not to make any material changes to the structure or principles of the programs.

The Compensation Committee will continue to consider stockholder feedback, input from our independent compensation consultant and the outcomes of future say-on-pay votes when assessing our executive compensation programs and policies and making compensation decisions for our NEOs.

Compensation Philosophy and Objectives

Our Guiding Philosophy

In setting policies and practices regarding compensation, the guiding philosophy of the Compensation Committee is that our compensation programs should:

1	2	3	4
Help achieve our corporate growth and business strategy	Compensate our executives based on both company performance and individual performance	Enable Intuit to hire, retain and motivate talented executives with proven experience in an increasingly competitive market	Make short- and long-term incentive compensation a greater portion of the NEOs' pay opportunity than it is for other Intuit employees because our NEOs – as leaders of key business units or functions – have the ability to directly influence overall company performance

Our Strategies

We use a mix of cash and equity incentives. The Compensation Committee believes that both cash and equity incentives are important for an effective compensation structure. Annual cash incentives reward executives for short-term operating results, as well as our progress toward certain ESG-related goals, while equity incentives motivate executives to deliver on our long-term strategic plan in order to increase stockholder value.

We consider a diverse set of factors in determining compensation opportunities and incentive awards. The Compensation Committee considers each executive officer's total compensation to assess the program's overall value for motivation and retention, among other factors, to determine the amount of cash and equity incentives our officers are awarded. The committee also considers other relevant factors, such as market data, internal parity, succession planning, exceptional capability and stockholder perspectives.

We manage our equity compensation programs to provide competitive rewards that are commensurate with results delivered. The Compensation Committee considers measures related to dilution, burn rate and the cost of the equity incentive program compared to similar peer companies, while recognizing the need to attract and retain top executive and technology talent in an increasingly competitive labor market. This is especially important in areas that help accelerate our strategy of being a global AI-driven expert platform to solve our customers' biggest problems, such as full-stack and data engineering, AI, data science, customer success and sales.

Role of Compensation Consultants, Executive Officers and the Board in Compensation Determinations

The Compensation Consultant

The Compensation Committee has the authority to retain independent consultants and other experts to assist it in fulfilling its responsibilities. The committee has engaged the services of Frederic W. Cook & Co. ("FW Cook"), a national executive compensation consulting firm, to review and provide recommendations concerning Intuit's executive compensation program. FW Cook performs services solely on behalf of the Compensation Committee and interacts with the company and management only in the course of performing those services. As described below under "Fiscal 2022 Peer Group," FW Cook assists the committee in defining our peer group, which is used in our evaluation of our relative executive compensation levels and practices and provides context for evaluating and making compensation decisions. FW Cook also assists the committee in comparing our non-employee director compensation program and practices to those of peer companies.

FW Cook attended all meetings of the Compensation Committee as its independent advisor, responded to committee members' inquiries and refined their analyses based on the committee's questions. The Compensation Committee has assessed the independence of FW Cook pursuant to Nasdaq and SEC rules, and concluded that FW Cook is independent and that no conflict of interest exists that would prevent FW Cook from independently advising the Compensation Committee.

Officers and the Board

The Compensation Committee received support from Intuit's human resources leaders in analyzing and establishing Intuit's compensation programs for fiscal 2022. Members of Intuit's management and staff, including the Chief People & Places Officer, members of her staff and internal Intuit legal counsel, attended a portion of each meeting of the Compensation Committee.

Mr. Goodarzi, our President and CEO, provided recommendations to the committee regarding the cash and equity compensation of his executive staff (including those who are NEOs), succession planning, organizational development and the use of incentive compensation to drive Intuit's growth and support the ecosystem business model. In determining compensation for other NEOs, the committee considered Mr. Goodarzi's recommendations.

To aid the Compensation Committee in its evaluation of his performance, Mr. Goodarzi provided a self-review and the Board Chair obtained feedback from Mr. Goodarzi's executive staff and members of the Board. The Compensation Committee determined the compensation for Mr. Goodarzi after obtaining information and input from FW Cook and conferring with independent members of the Board without Mr. Goodarzi present.

In all cases, although the Compensation Committee received advice and recommendations, the committee is solely responsible for making the final decisions on compensation for the NEOs.

Fiscal 2022 Peer Group

Peer Group Composition

Each year the Compensation Committee works with its independent compensation consultant to determine appropriate peer companies for benchmarking our executive compensation program. In choosing the peer group, the committee has two primary objectives:

First, to confirm that our peer group is relevant and includes companies:

- that compete with us for executive and technical talent;
- of similar scope and complexity; and
- of similar size, measured by revenue and market capitalization.

Second, to create a sufficiently robust set of peers to ensure a degree of continuity year-over-year.

Using these objectives, the independent compensation consultant recommended a fiscal 2022 peer group of 16 companies with the following characteristics:

Criteria for Fiscal 2022 Peer Group	Characteristics
Technology companies with headquarters in California	All are California technology innovators that compete with Intuit for executive and technical talent.
Size	Peer companies generally fall within a range of between 0.25x and 4.0x Intuit's revenue and between 0.25x and 4.0x of Intuit's market capitalization.
Year-over-year continuity	In fiscal 2022, Uber Technologies, Inc. and Visa Inc. were added to the peer group, and Tesla, Inc. was removed from the peer group because it no longer met the size criterion.

The independent compensation consultant reviewed these criteria with the Compensation Committee in January 2022, and the committee determined that the following companies would make up the compensation peer group for fiscal 2022 year-end decisions.

Fiscal 2022 Compensation Peer Group

Activision Blizzard, Inc.	eBay Inc.	QUALCOMM Incorporated	Uber Technologies, Inc.
Adobe Inc.	Electronic Arts, Inc.	salesforce.com, inc.	Visa Inc.
Autodesk, Inc.	Netflix, Inc.	ServiceNow, Inc.	VMware, Inc.
Block, Inc.	PayPal Holdings, Inc.	Twitter, Inc.	Workday, Inc.

All compensation decisions made in July 2022 utilized this peer group for context. Any discussion about components of executive officers' compensation that occurred prior to July 2022 (including, for example, their salaries) utilized the peer data from the peer group approved by the Compensation Committee in January 2021.

How Peer Group Data Were Used

The Compensation Committee used the publicly reported information regarding NEO compensation from the peer companies as a reference point in assessing compensation levels for Intuit's NEOs. The committee then considered each individual officer's role and scope of responsibilities relative to comparable positions at Intuit's peers. Based on this information, the committee reviewed Intuit's executive compensation programs and practices, and analyzed each NEO's base pay, cash bonus and equity awards. There is no targeted benchmark level of compensation.

Components of Compensation

Overview

The components of Intuit's executive compensation program for fiscal 2022 are as follows:

	Component	Primary Purpose
	Base Salary	Provide the security of a competitive fixed cash payment for services rendered.
Performance-Based	**Annual Cash Bonuses**	Reward achievement of annual company operating goals, including revenue and non-GAAP operating income targets, as well as the company's achievement of True North objectives focused on employees, customers, communities and stockholders, including our progress toward certain ESG-related goals.
Performance-Based	**Long-Term Incentives**	Motivate and reward executives based on Intuit's absolute performance, performance relative to peers and the value delivered to Intuit stockholders through stock price appreciation and dividends.
	 **50% PSUs**	**PSUs** retain executives and align them with stockholders for the three-year vesting period, and offer upside for superior stockholder returns relative to similar alternative investments over 12-, 24- and 36-month periods.
	 **25% RSUs**	**RSUs** retain executives and provide alignment with stockholders' interests during the four-year vesting term.
	 **25% Stock Options**	**Stock Options** retain executives and motivate them to build stockholder value over the seven-year life of the options, since options deliver value only if Intuit's stock price appreciates after they are granted.

The Compensation Committee conducts its annual review process near the end of each fiscal year to determine each executive's cash bonus and equity awards and any adjustments to base salary and target cash bonus opportunities for the following year. This timing allows the committee to consider the company's TSR performance to date and financial results for the fiscal year.

Base Salary

Each July, the Compensation Committee reviews the base salaries of our NEOs in the context of the compensation information provided by the committee's independent compensation consultant. The goal of this review is to determine whether the base salaries of our NEOs are competitive with our compensation peer group and to ensure those salaries reflect each executive's role, responsibilities, experience and performance. Fiscal 2023 base salary decisions for each of our NEOs are described under Compensation Snapshot for Each NEO below.

Annual Cash Bonuses

Intuit uses cash bonuses to reward achievement of annual company financial performance and strategic objectives, including certain ESG-related goals, and individual strategic and operational objectives, all of which align with stockholder value. These bonuses are determined by a multi-step process. Cash bonuses for our senior executives, including our NEOs, were awarded under the Intuit Inc. Performance Incentive Plan ("IPI"), which is the same bonus program in which our broader employee base participates.

At the beginning of and during the fiscal year

Bonus targets are established. Each NEO has an annual bonus target that is a stated percent of base salary. The Compensation Committee set fiscal 2022 bonus targets in July 2021 for all NEOs based on the scope and significance of each executive's leadership role at Intuit, as well as a review of market data.

IPI bonus pool baseline funding formula is determined. Baseline funding of the IPI is determined by company-wide financial performance. The Compensation Committee set two aggressive, equally weighted performance goals – one based on Intuit's revenue and the other based on non-GAAP operating income. The fiscal 2022 revenue goal reflected growth of 16.4% over actual performance in fiscal 2021, and the non-GAAP operating income goal reflected 18.5% growth over actual performance in fiscal 2021. The committee believes these objective measurements serve as clear goals for management to drive both innovation and responsible cost-management. Because these goals were set before we completed our acquisition of Mailchimp, the Compensation Committee did not take into account Mailchimp's results for purposes of determining baseline funding under the formula. For purposes of our discussion of fiscal 2022 IPI determinations, we refer to these measures as "adjusted revenue" and "adjusted non-GAAP operating income." (See Appendix A of this proxy statement for a reconciliation of non-GAAP measures.)

True North strategic goals are established. As part of our financial planning process, management established goals to deliver results for each of our four key True North stakeholders: employees, customers, communities and stockholders. These metrics are designed to advance our progress toward our bold goals and include measurable company-wide ESG goals. Based on performance against these goals, the Compensation Committee has discretion to make upward or downward adjustments to the funding percentage generated by the baseline funding formula.

True North Stakeholder Fiscal 2022 Goals

Employees • Inspire and empower highly engaged employees, as measured by employee surveys* • Create a diverse and inclusive environment, as measured by percentage of women in our technology roles globally and percentage of U.S. employees from URGs* • Grow highly capable people managers, as measured by employee surveys* • Retain world's top talent*	**Communities** • Create jobs through Prosperity Hubs* • Better prepare people for jobs* • Make a positive impact on climate, as measured against our 2018 carbon footprint*
Customers • Increase the number of active customers • Improve customer retention • Delight customers more than alternatives, as measured by net promoter scores and product recommendation scores	**Stockholders** • Grow revenue by double digits • Grow Small Business and Self-Employed Group Online Ecosystem revenue by more than 30% • Increase revenue per customer • Generate operating income growth

* ESG goals

At the end of the fiscal year

Fiscal 2022 baseline bonus funding is determined. The following table shows the formulaic output of a range of performance levels against the two financial goals approved by the Compensation Committee at the beginning of the fiscal year (prior to our acquisition of Mailchimp). Based on our actual performance under these measures, the formula yielded a baseline funding for the IPI of 129.8% of target.

Measure Weighting	Adjusted Revenue ($ Billions) 50%		Adjusted Non-GAAP Operating Income ($ Billions) 50%		Total 100%
	FY22 Adjusted Revenue(1)	Bonus Pool Funding as a Percent of Target(2)	FY22 Adjusted Non-GAAP Operating Income(1)	Bonus Pool Funding as a Percent of Target(2)	Baseline Company Performance as a Percent of Target(3)
Maximum	$12.22	150%	$4.58	150%	150%
Target	**$11.21**	**100%**	**$4.13**	**100%**	**100%**
Threshold	$10.09	–%	$3.72	–%	–%
Actual fiscal 2022 performance and funding percentages	**$11.96**	**137.0%**	**$4.33**	**122.6%**	**129.8%**

(1) For purposes of determining the baseline for the funding of the IPI, fiscal 2022 adjusted revenue and adjusted non-GAAP operating income exclude the results of Mailchimp, which we acquired after the financial goals were set by the Compensation Committee. See Appendix A of this proxy statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

(2) Linear interpolation between defined points. Fiscal 2022 adjusted revenue and adjusted non-GAAP operating income dollar figures above are rounded to the nearest ten million. The Bonus Pool Funding as a Percent of Target is calculated using dollars in millions. Thus, actual results may vary slightly from the figures presented above.

(3) This represents a baseline for the funding of the IPI. The Compensation Committee has discretion to determine the actual IPI payment levels for each participant in an amount not to exceed $5 million.

True North goals are assessed. The Compensation Committee considered our progress against the fiscal 2022 True North goals, many of which were more ambitious than our fiscal 2021 goals.

Employees

- Maintained engagement scores at best in class levels and diversity, inclusion and belonging scores that are in the top 10% of industry benchmarks, as measured by internal surveys administered by an independent employee engagement analytics firm
- Maintained employee retention at better rates than peer companies
- Increased the representation of our U.S employees from URGs to 15.0%, aided by the acquisition of Mailchimp, exceeding our fiscal 2022 goal of 14.5%*
- Increased the representation of women in our technology roles globally to 33.0%, achieving our fiscal 2022 goal*
- Ranked #11 in Fortune magazine's "100 Best Companies to Work For" survey

Communities

- On a cumulative basis, reached 19,638 seasonal and year-round jobs created in underserved communities, exceeding our fiscal 2022 goal
- On a cumulative basis, reached 1,268,967 million individuals better prepared for jobs, exceeding our fiscal 2022 goal
- Reduced/avoided greenhouse gas emissions by over 296,000 metric tonnes (since 2018), exceeding our fiscal 2022 goal**

Customers

- Grew active customers year-over-year
- Attained improved customer satisfaction for QuickBooks products, as measured by product recommendation scores

Stockholders

- Grew revenue by 38% in the Small Business & Self-Employed Group (22% excluding Mailchimp revenue), 10% in the Consumer Group and 6% in the ProConnect Group (now the ProTax Group)
- Grew Credit Karma revenue to $1.8 billion
- Grew combined platform revenue, which includes Small Business and Self-Employed Group Online Ecosystem, TurboTax Online and Credit Karma, by 45%, totaling $9.6 billion, including 11 percentage points from the addition of Mailchimp revenue
- Grew Small Business and Self-Employed Group Online Ecosystem revenue by 61% (34% excluding Mailchimp revenue), to $4.4 billion

The committee also assessed opportunities for continued improvement in delivering for our True North stakeholders, including: building and maintaining a strong corporate culture in a hybrid workplace; ensuring a strong sense of employee belonging, especially among those who are new to the company; making faster decisions and removing barriers to employee productivity; opportunities to improve customer satisfaction in certain areas of the business; and our TSR for the fiscal year.

Actual Named Executive Officer bonus awards are determined. Based on the foregoing, the Compensation Committee exercised negative discretion and set funding for the IPI at 100% of target, which is below the baseline formulaic funding level. This funding level established for the NEOs was equal to the aggregate funding percentage applicable to Intuit employees generally. The committee believes setting the funding percentage of short-term incentives paid to the NEOs at the same level as those paid to the rest of our employees helps to promote consistent Intuit-wide outcomes.

* Does not includes Credit Karma, which maintains separate record-keeping systems.

** Does not include Credit Karma, which maintains separate record-keeping systems, or Mailchimp, for which data is not yet available.

The fiscal 2022 bonus payouts for each of our NEOs were as follows:

Name	Annual Base Salary ($)	Target Bonus as a Percent of Salary (%)	Target Bonus ($)	Actual Bonus as a Percent of Target Bonus (%)	Actual Bonus ($)
Sasan K. Goodarzi	1,100,000	200%	2,200,000	100%	2,200,000
Michelle M. Clatterbuck	700,000	100%	700,000	100%	700,000
J. Alexander Chriss	700,000	100%	700,000	100%	700,000
Laura A. Fennell	700,000	100%	700,000	100%	700,000
Marianna Tessel	700,000	100%	700,000	100%	700,000

Long-Term Incentives

For the fiscal 2022 annual awards, which were granted in July 2022, our NEOs received half of their annual equity grant value in PSUs, and the other half was split evenly between RSUs and stock options. The value of equity grants is measured based on grant date fair value.

PSUs

Our PSUs align the interests of award recipients and our stockholders by rewarding superior stockholder returns compared to a pre-established peer group of other large technology companies. Specifically, the target number of shares is earned only if Intuit achieves a relative TSR ranking at the 60th percentile or higher. These performance-based awards ensure that a significant share of our executives' equity compensation is contingent upon future outperformance compared to a peer group.

Vesting. PSUs cliff vest after a three-year period and are earned based on Intuit's TSR compared to companies in a pre-established peer group over three discrete performance periods covering 12, 24 and 36 months. Shares earned based on the 12- and 24-month relative TSR performance periods have an additional service-based vesting requirement; these shares do not vest until the end of the 36-month period. The three-year vesting schedule serves as a retention incentive and requires consistent, longer-term stock price performance, which supports long-term alignment with the interests of our stockholders.

Awards of PSUs to the CEO include an additional mandatory one-year holding period after vesting, in the form of an automatic deferral of the release of the shares that he earns under the PSU awards. This is to ensure longer term alignment with stockholders and accountability for strategic decision-making. Except in certain limited circumstances (death, disability or a change in control), the deferral period applies to vested shares even if the CEO terminates service with the company.

Performance goals. The target TSR is the 60th percentile of the peer group, which ensures that Intuit must perform better than the clear majority of the relative TSR peers before executives earn the target number of shares. The use of discrete measurement periods of 12, 24 and 36 months aims to minimize the potential impact of short-term share price volatility over the duration of the three-year performance period. However, no portion of the award is earned or distributed until the conclusion of the full three-year performance period. The Compensation Committee believes that this approach focuses the NEOs on long-term stockholder return.

TSR Peers. The "TSR Peers" were chosen so that the PSUs will reward the NEOs based on objective measurement of Intuit's one-, two- and three-year returns compared to similar companies in which an Intuit stockholder might reasonably be expected to invest. The TSR Peers were identified using objective selection criteria recommended by the Compensation Committee's independent compensation consultant. Other than H&R Block, Inc., which is a direct competitor, all of the TSR Peers are U.S.-based public companies within Intuit's General Industry Classification Standard ("GICS") code and three other similar GICS codes as they were defined and constituted in June 2022. All of the TSR Peers also have market capitalizations and revenues greater than or equal to 0.2x Intuit's. For fiscal 2022, there were 38 TSR Peers to ensure a robust peer group for purposes of comparing TSR, even in the event of mergers or acquisitions during the performance period. The TSR Peer group reflects a wider company sample than the companies we compete with directly for talent and a wider range of company sizes. It is not the same as the peer group used to benchmark executive compensation.

Fiscal 2022 TSR Peer Group

Accenture Holdings plc	Fidelity National Information Services, Inc.	PayPal Holdings, Inc.
Activision Blizzard, Inc.	Fiserv, Inc.	Pinterest, Inc.
Adobe Inc.	Fortinet, Inc.	salesforce.com, inc.
Alphabet Inc.	Global Payments Inc.	ServiceNow, Inc.
Amazon.com, Inc.	H&R Block, Inc.	Snap Inc.
Autodesk, Inc.	International Business Machines Corporation	Synopsys, Inc.
Automatic Data Processing, Inc.	Mastercard Incorporated	Twilio Inc.
Block, Inc.	Match Group, Inc.	Twitter, Inc.
Cadence Design Systems, Inc.	Meta Platforms, Inc.	Visa Inc.
Cognizant Technology Solutions Corporation	Microsoft Corporation	VMware, Inc.
DoorDash, Inc.	Oracle Corporation	Workday, Inc.
eBay Inc.	Palo Alto Networks, Inc.	Zoom Video Communications, Inc.
Electronic Arts Inc.	Paychex, Inc.	

How payouts link to performance. A payout equal to 100% of the target number of shares is earned when Intuit's relative TSR is at the 60th percentile of the TSR Peers for the applicable performance period. Payouts can range from 200% of target (if Intuit's TSR reaches the 100th percentile of the TSR Peers for the performance period) to as low as 0% (if performance is below the 25th percentile of the TSR Peers for the performance period). In order to avoid particularly large awards for outperforming peers in a declining market when Intuit's stockholders do not earn a positive return, payouts for each performance period are generally capped at 100% of target if absolute TSR for that performance period is negative. However, in order to further enhance the long-term nature of these awards, recipients may still earn the full value of any capped award if, for the 36-month performance period, Intuit achieves absolute TSR that is not negative or a relative TSR ranking at the 75th percentile or above.

The table below summarizes the relationship between relative TSR performance and the percent of target that may be earned under these awards.

TSR Performance Relationship

	← NO SHARES EARNED →	Threshold	Target	Maximum
Intuit's TSR Percentile Rank (1)		25th	60th	100th
Shares Earned as a Percent of Target (2)		40%	100%	200%

(1) Linear interpolation between defined points. The stockholder return of both Intuit and the TSR Peers is measured using a thirty trading-day average at the start and the end of each performance period, which reduces the effect of daily stock market volatility on these measurements.

(2) Payouts for each performance period are capped at 100% of target if absolute TSR is negative for that performance period unless Intuit achieves absolute TSR that is not negative or a relative TSR ranking at the 75th percentile or above for the 36-month performance period.

Dividends. Recipients of PSUs, including the NEOs, are provided associated dividend-equivalent rights, but the dividends are not paid unless and until the underlying shares are earned, vest and are issued. Dividend-equivalent rights on PSUs that fail to vest are forfeited.

RSUs

In fiscal 2022, 25% of the total value of the executive officers' annual year-end equity awards was made in the form of RSUs. These RSUs provide a link to stockholders' interests because their value tracks with changes in Intuit's stock price. They also serve as a long-term incentive for officers to remain with Intuit, since RSUs have no value unless the recipient stays with Intuit through the vesting period.

RSUs generally vest over four years, with 25% of the shares vesting in July of the year following the grant date, and the remainder vesting in equal quarterly installments over the next three years, so long as the executive officer continues to be employed by Intuit. The CEO's awards also include a mandatory one-year holding period after vesting, in the form of an automatic deferral of the release of the shares that he earns under the RSU awards, to support longer-term alignment with stockholders. Except in certain limited circumstances (death, disability, retirement or a change in control), the deferral period generally applies to vested shares even if the CEO terminates service with Intuit or continues to serve Intuit but in a different role.

Intuit employees (including the NEOs) are provided dividend-equivalent rights in conjunction with RSU awards, but the dividends are not paid until the shares vest and are issued. Dividend-equivalent rights on RSUs that fail to vest are forfeited.

Stock Options

In fiscal 2022, 25% of the total value of the executive officers' annual equity awards was provided in the form of non-qualified stock options. Stock options become valuable only if the price of Intuit stock appreciates after the grant date, so they align option holders with the specific goal of increasing stockholder value over the seven-year term of the options. These stock options vest over four years of continued service, with 25% of the options vesting after one year and the remainder vesting in equal monthly installments over the next three years, so long as the executive officer continues to be employed by Intuit.

Forfeiture

Intuit employees (including the NEOs) forfeit their unvested equity awards if they terminate their service with Intuit before the end of the applicable vesting period. Intuit employees who are at least 55 years old and have worked for Intuit for at least 10 full years are considered "retirement eligible" under the terms of these awards. Upon retirement, such an employee is entitled to pro rata vesting of their RSUs, PSUs and stock options based on the number of full months of service over the award term.

How Equity Grant Values Were Determined

The Compensation Committee considers multiple factors in determining the size of an executive's equity awards, including annual performance ratings, succession planning, retention value of current equity holdings and equity award values for executives with similar roles at peer companies. For fiscal 2022, only executives with a performance rating of "achieved expectations," "exceeded expectations" or "trajectory-changing performance" were eligible for equity awards; a rating of "trajectory-changing performance," for any given role, generally resulted in a larger equity grant than any other rating. The committee exercises its judgment and discretion, and also considers the recommendations of the CEO, in setting specific awards for our NEOs. All annual equity granted to our NEOs reflects the portfolio mix of 50% PSUs, 25% RSUs and 25% stock options discussed above.

The value of the equity granted to Mr. Goodarzi was determined based on a review by the Compensation Committee of data provided by the committee's independent compensation consultant, in addition to the committee's own assessment that Mr. Goodarzi delivered outstanding results for all stakeholders during the fiscal year and demonstrated trajectory-changing performance for the company and its stakeholders.

To determine the size of the equity awards for the other NEOs, the committee used data provided by the committee's independent compensation consultant, which estimated the range of grant values provided to executives in comparable positions at companies within Intuit's compensation peer group. The committee then considered the CEO's recommendations in order to determine where within the applicable range each executive's equity grant value should fall. The committee gives considerable weight to the CEO's recommendations because he has direct knowledge of each other NEO's performance and contributions.

The realization of an executive's grant date equity values is subject to a significant amount of performance risk, and the amount actually earned over the next several years could be significantly lower if Intuit's absolute and relative TSR (compared against the TSR Peers) are not strong. The challenging nature of Intuit's performance-based equity goals is illustrated by the 60th percentile TSR target.

The fiscal 2022 equity decisions for each of our NEOs are described under Compensation Snapshot for Each NEO on the following pages.

Fiscal 2022 Compensation Actions

Compensation Snapshot For Each Named Executive Officer

Sasan Goodarzi

President and Chief Executive Officer



Summary: The Compensation Committee's decisions relating to Mr. Goodarzi's fiscal 2022 compensation reflect its assessment that Mr. Goodarzi navigated a challenging macroeconomic environment to drive Intuit's outstanding results in fiscal 2022 and demonstrated trajectory-changing performance and leadership. The Compensation Committee believes this compensation package rewarded Mr. Goodarzi for his role in driving Intuit's strong fiscal 2022 financial performance, customer growth, employee engagement, progress on the five Big Bets and progress on the True North goals. The True North Goals included increasing the percentage of women in our technology roles globally and the percentage of U.S. employees from underrepresented racial groups, reducing and offsetting greenhouse gas emissions, creating jobs in underserved communities and better preparing individuals for jobs. The committee further recognized Mr. Goodarzi's leadership of a high-performing management team, Intuit's progress on its strategy to become a global AI-driven expert platform and his leadership of the company through the acquisition of Mailchimp.

July 2022 Compensation Decisions

After assessing Mr. Goodarzi's performance, as described below, the Compensation Committee consulted with the Board, without Mr. Goodarzi present, and made the decisions described below with respect to his compensation.

Fiscal 2022 Bonus Award: $2,200,000, or 100% of target bonus.

- The 100% target bonus payout is less than the percentage generated under the bonus plan's funding formula and the same as the bonus pool funding percentage the Compensation Committee approved for the broader employee base, which helps to promote consistent Intuit-wide outcomes.

Fiscal 2022 Target Equity Grant Value: $25,500,000

- Divided among PSUs (50% of grant value), RSUs (25%) and service-based options (25%).

  Mr. Goodarzi's RSUs and PSUs are subject to an additional mandatory one-year holding period after vesting to ensure longer-term alignment with stockholders.

Fiscal 2023 Base Salary: $1,100,000

- No change

Fiscal 2023 Bonus Target: 200% of base salary

- No change

Performance Assessment

The Compensation Committee determined that Mr. Goodarzi demonstrated trajectory-changing performance in delivering outstanding results for all stakeholders due to his impact on the one-year performance of the company and our primary business units, as well as on Intuit's longer-term goals and strategic plans.

Short-Term Goals

The Compensation Committee determined that Mr. Goodarzi navigated a challenging macroeconomic environment to deliver strong results with respect to the annual goals established by the committee early in fiscal 2022 relating to revenue growth, operating income growth and leadership.

Revenue and operating income growth. Fiscal 2022 revenue was $12.7 billion, reflecting 32% annual growth (including 8 percentage points from the addition of Mailchimp revenue of $762 million and a full year of Credit Karma revenue), fueled by 38% growth in the Small Business & Self-Employed Group and 10% growth in the Consumer Group. GAAP operating income was $2.6 billion, up 3% from fiscal 2021, and non-GAAP operating income was $4.5 billion, up 29% from the prior year.

Leadership Results. The committee observed that Mr. Goodarzi delivered outstanding results in achieving his goals, including:

- **Delivering awesome customer experiences that create delight and increase share,** as measured by strong customer product recommendation scores and active users, leadership across products and geographic regions, and acceleration of our mission to power prosperity around the world with the acquisition of Mailchimp and other corporate development initiatives;
- **Continuing to build a high-performing organization and a great environment for the best talent,** as measured by strong employee engagement scores, below-market attrition rates, achievement of workforce diversity goals, and a continued high ranking in Fortune magazine's "100 Best Companies to Work For" survey; and
- **Continuing to build Intuit's reputation by developing a robust culture of trust, compliance and security,** as demonstrated through continuous enhancements to Intuit's compliance, security and fraud detection and prevention processes and capabilities and advancements in Intuit's corporate responsibility reporting.

Long-Term Goals

The Compensation Committee determined that Mr. Goodarzi delivered outstanding progress toward the longer-term goals it established earlier in fiscal 2022, including implementation of a long-term plan to accelerate Intuit's growth track and execution of a multi-year leadership strategy.

Long-term strategic plan to accelerate the company's growth track. The committee recognized Mr. Goodarzi's leadership in executing Intuit's mission and strategy to become a global AI-driven expert platform and ensuring that leaders and employees understand the connection between their work and Intuit's goals. The committee recognized the progress on and evolution of the company's strategic priorities, or Big Bets, including the acquisition of Mailchimp to help accelerate two of them. The committee noted Mr. Goodarzi's strength in creating a culture of accountability with an operating system that provides rigor for measuring progress. The committee also noted Mr. Goodarzi's focused deployment of resources to accelerate the application of AI and other critical technology and platform, brand and corporate responsibility initiatives designed to enhance the long-term strategy.

Multi-year leadership and succession strategy. The committee assessed Mr. Goodarzi's progress against his multi-year leadership and succession strategy. In particular, the committee recognized Mr. Goodarzi's performance growing and developing the management team, and leadership in attracting and retaining skills and talent that are aligned with Intuit's strategic priorities, as well as his focus on succession plans. The committee further recognized Intuit's best-in-class employee engagement and DEI scores and strong customer satisfaction scores in key businesses.

Other Named Executive Officers

The Compensation Committee determined the compensation for Intuit's other NEOs based on each executive's leadership in achieving the company's one-year operating plan and making significant progress toward longer-term strategic plans. In evaluating the other executives and determining each of their overall performance ratings, the committee considered:

- the performance evaluation and pay recommendations made by the CEO, which took into account the performance of each executive's business unit or functional group, the executive's leadership capability, and the importance of retaining the executive; and
- the scope, degree of difficulty and importance of the executive's responsibilities.

The committee gave considerable weight to the evaluation provided by the CEO because of his direct detailed knowledge of each NEO's performance and contributions. However, the committee has the sole responsibility for determining NEO compensation.

Like the CEO, each of the other NEOs was paid a bonus of 100% of his or her target bonus, which is less than the percentage generated under the bonus plan's funding formula and the same as the funding level the Compensation Committee approved for the bonus pool for the broader employee base.

Michelle Clatterbuck

Executive Vice President and Chief Financial Officer



Performance Assessment: The Compensation Committee recognized Ms. Clatterbuck for exceeding expectations by consistently delivering strong results with significant business impact as Chief Financial Officer. Under her leadership, the company navigated uncertain market conditions to deliver strong financial results and to develop a capital strategy to support our strategic priorities, including the acquisition of Mailchimp. She drove her finance team to build stronger partnerships with the company's business units and external stakeholders to achieve excellent results. The committee recognized Ms. Clatterbuck for leading her team's robust financial planning process, as well as her contributions to the growth in long-term stockholder return. In addition, the committee recognized Ms. Clatterbuck as a data-driven and inspiring leader with a high bar for accountability from her teams and a deep understanding of the drivers of the business and a strong champion of the company's culture.

July 2022 Compensation Decisions:

Fiscal 2022 Bonus Award: $700,000 or 100% of target

Fiscal 2022 Target Equity Grant Value: $10,000,000

Fiscal 2023 Base Salary: $770,000
- An increase of $70,000, or 10%

Fiscal 2023 Bonus Target: 100% of base salary
- No change

J. Alexander Chriss

Executive Vice President and General Manager, Small Business & Self-Employed Group



Performance Assessment: The Compensation Committee determined that Mr. Chriss delivered trajectory-changing results in his role as leader of the Small Business & Self-Employed Group. Under his leadership, our acquisition of Mailchimp accelerated progress on our strategic priorities of being the center of small business growth and disrupting the small business mid-market. Despite an uncertain macroeconomic environment, Mr. Chriss drove strong results, delivering Small Business & Self-Employed Group revenue growth of 38% (22% excluding Mailchimp) and Small Business and Self-Employed Group Online Ecosystem revenue growth of 61% (34% excluding Mailchimp) for the fiscal year. The committee recognized Mr. Chriss as a visionary leader with the ability to inspire and implement change and recruit and develop top talent.

July 2022 Compensation Decisions:

Fiscal 2022 Bonus Award: $700,000, or 100% of target

Fiscal 2022 Target Equity Grant Value: $12,500,000

Fiscal 2023 Base Salary: $770,000
- An increase of $70,000, or 10%

Fiscal 2023 Bonus Target: 120% of base salary
- An increase of 20%

Laura A. Fennell

Executive Vice President and Chief People & Places Officer



Performance Assessment: The Compensation Committee recognized Ms. Fennell's trajectory-changing impact in her role as Chief People & Places Officer. The committee assessed Ms. Fennell's courageous, decisive and compassionate leadership as the company evolved to a hybrid workplace model amid unprecedented growth of our workforce. She exhibited execution excellence in managing Intuit's human resources functions and strong leadership in driving employee engagement, acquisition and retention of talent in a highly competitive market, and DEI initiatives to further Intuit's strategic goals and reputation. The committee also recognized Ms. Fennell as a transformational leader with strong business acumen, operational rigor and ability to inspire her team to develop organizational capability.

July 2022 Compensation Decisions:

Fiscal 2022 Bonus Award: $700,000, or 100% of target

Fiscal 2022 Target Equity Grant Value: $12,500,000

Fiscal 2023 Base Salary: $770,000

- An increase of $70,000, or 10%

Fiscal 2023 Bonus Target: 120% of base salary

- An increase of 20%

Marianna Tessel

Executive Vice President and Chief Technology Officer



Performance Assessment: The Compensation Committee determined that Ms. Tessel delivered trajectory-changing results in her role as Chief Technology Officer. Under her leadership, Intuit continued to enhance our cybersecurity programs to build even more trust with our customers as stewards of their data and drove increased benefits to customers. The committee also recognized Ms. Tessel's significant contributions to increasing the speed of innovation to solve the most important customer problems. In addition, the committee recognized Ms. Tessel's visionary leadership and deep customer and data orientation and her strength in building and inspiring teams and developing culture.

July 2022 Compensation Decisions:

Fiscal 2022 Bonus Award: $700,000, or 100% of target

Fiscal 2022 Target Equity Grant Value: $12,500,000

Fiscal 2023 Base Salary: $770,000

- An increase of $70,000, or 10%

Fiscal 2023 Bonus Target: 120% of base salary

- An increase of 20%

Fiscal 2022 Equity Grants

The following table shows the intended target total annual equity grant value awarded to each NEO at the end of fiscal 2022, and the number of PSUs, RSUs and stock options granted based on the fiscal 2022 performance and compensation review process.

The intended values shown in the table may or may not be achieved, depending on whether performance criteria are met and how Intuit's stock price performs over the vesting period.

Name	Total Intended Value of Equity Grant[1]	PSUs (target #) (50% of value)	RSUs (target #) (25% of value)	Stock Options (#) (25% of value)
Sasan K. Goodarzi	$25,500,000	27,052	14,212	46,616
Michelle M. Clatterbuck	$10,000,000	10,609	5,574	18,281
J. Alexander Chriss	$12,500,000	13,261	6,967	22,851
Laura A. Fennell	$12,500,000	13,261	6,967	22,851
Marianna Tessel	$12,500,000	13,261	6,967	22,851

(1) These values were estimated using data available to the Compensation Committee on July 28, 2022. They do not match exactly the grant date fair values presented in the Fiscal Year 2022 Summary Compensation Table, which were calculated in accordance with FASB ASC Topic 718 and take into account the price of Intuit's common stock on the July 28, 2022 grant date.

Payout of PSUs Granted in 2019

In July 2019, the Compensation Committee approved the grant to Intuit executives of performance-based RSUs that were tied to relative total stockholder returns over 12-, 24- and 36-month performance periods. In each case, earning and vesting of these 2019 PSUs were based on Intuit's percentile rank for TSR compared to companies in the TSR peer group established for fiscal 2019, based on the 30-day average closing market price of each member of that peer group at the beginning and the end of each performance period. The Compensation Committee did not make any adjustments to the amounts earned under the formula.

The graphic below describes the percent of target that could be earned under these awards based on relative TSR, as well as the actual achievement of the relative TSR performance for each performance period, as certified by the Compensation Committee under the earnout formula.

2019 PSU Grants: Actual Outcomes



Threshold
Target
Actual
Maximum
NO SHARES EARNED
2019-2020: 43
2019-2021: 65
2019-2022: 73
Intuit's TSR Percentile Rank (1)
25th
60th
60.3
100th
Shares Earned as a Percent of Target (2)
40%
100%
107.0%
200%
2019-2020: 76.5%
2019-2021: 112.2%
2019-2022: 132.4%

(1) Linear interpolation between defined points

(2) Payouts for each performance period are capped at 100% of target if absolute TSR is negative for that performance period.

For all of the NEOs, the table below sets forth the number of 2019 PSUs that vested on September 1, 2022, based solely on the formula established for the awards.

Name	2019 PSUs Vested (#)
Sasan K. Goodarzi	30,690
Michelle M. Clatterbuck	13,427
J. Alexander Chriss	17,262
Laura A. Fennell	13,427(1)
Marianna Tessel	17,262

(1) Includes 555 PSUs that previously vested in order to cover required employment taxes (and income taxes related to such vesting) because the executive is retirement eligible.

Other Benefits

Management Stock Purchase Program

To help encourage our executives to own Intuit stock, Intuit maintains the Management Stock Purchase Program (the "MSPP"). Under the MSPP, employees with a title of director or above (including the NEOs) may elect to defer up to 15% of their annual incentive bonus, which is then converted into deferred stock units based on the fair market value of Intuit's stock on the date bonuses are awarded. These deferred stock units are fully vested on the purchase date, but are not issued in the form of shares until the earlier of the third anniversary of the purchase date or the date the executive terminates employment with Intuit. Intuit also grants employees who defer a portion of their annual bonuses an additional RSU for every deferred stock unit purchased through the MSPP, up to a maximum number, as shown below for the NEOs.

Executive Level	Maximum Number of Matching RSUs
Executive Vice President	1,500
Chief Executive Officer	3,000

These matching RSUs cliff vest three years after the grant date, or on the recipient's earlier death or disability. This three-year vesting period is intended to assist Intuit in retaining key talent. The RSUs granted pursuant to the MSPP are issued under the 2005 Equity Incentive Plan.

Deferred stock units purchased by employees under the MSPP, as well as any matching RSUs, have dividend-equivalent rights. Dividends on the purchased deferred stock units are paid on the later of the date the shares are issued or the date dividends are paid to Intuit's common stockholders. Dividends on matching RSUs are paid upon vesting.

Non-Qualified Deferred Compensation Plan

We maintain a Non-Qualified Deferred Compensation Plan (the "NQDCP"), which provides that executives who meet minimum compensation requirements are eligible to defer up to 75% of their salaries and up to 75% of their bonuses. We have agreed to credit the participants' contributions with earnings that reflect the performance of certain independent investment funds. We do not guarantee above-market interest on account balances. We may make discretionary employer contributions to participant accounts in certain circumstances; the timing, amounts and vesting schedules of such contributions are at the sole discretion of the Compensation Committee or its delegate. There were no discretionary employer contributions for fiscal 2022.

Benefits under the NQDCP are unsecured and are general assets of Intuit. Participants are generally eligible to receive payment of their vested benefit at the end of their elected deferral period or after termination of their employment with Intuit for any reason, or at a later date if necessary to comply with Section 409A of the Internal Revenue Code. Participants may elect to receive their payments in a lump sum or installments. Deferrals authorized by an executive and the related earnings are always 100% vested. Discretionary company contributions, if any, and the related earnings vest as determined by Intuit at the time a particular contribution is made, and in any event vest completely upon the participant's disability or death or a change in control of Intuit.

Employee Benefits

All employees (including the NEOs) are eligible to participate in a number of programs that make up Intuit's total compensation package, including health and welfare benefits, our 401(k) Plan with a company-sponsored match component and our Employee Stock Purchase Plan. Intuit does not offer a defined benefit pension plan.

Termination Benefits

As discussed below under Potential Payments Upon Termination of Employment or Change in Control, the company has agreed to provide severance payments to Mr. Goodarzi and pro rata vesting of equity awards to all of our NEOs, if their employment is terminated under specific circumstances. Intuit agreed to provide these benefits as consideration for each executive's agreement to provide services as an employee. Intuit does not provide excise tax "gross-up" protection if a change-in-control payment is considered an "excess parachute payment" under U.S. tax laws.

Our Compensation Policies and Practices

Intuit employs a number of practices that reflect our pay-for-performance compensation philosophy, reduce risk in our compensation programs and are intended to provide total compensation that is competitive and relates to both Intuit's performance and the individual performance of our senior executives.

Stock Ownership Requirements

Intuit has a mandatory stock ownership program that applies to employees at the senior vice president level and above (including the NEOs) and to members of the Board. To ensure continued alignment of interests among Intuit's management, directors and stockholders, the ownership requirements are as follows:

Role	Minimum Value of Stock Ownership
Chief Executive Officer	10x base salary
Chief Financial Officer, Chief Technology Officer and General Managers of the company's two principal business units	5x base salary
Other Executive Vice Presidents	3x base salary
Senior Vice Presidents	1.5x base salary
Non-employee Board Members	10x standard annual Board retainer ($750,000)

Individuals must comply within five years after becoming subject to the guidelines. Existing senior officers who are promoted to positions with a higher ownership requirement have three years to reach that higher level. Senior officers must retain 50% of the shares remaining at the time of vesting of RSUs or PSUs, or exercise of options, after payment of any applicable exercise price and tax withholding ("net shares"), until they reach the applicable ownership requirement. Any senior officer who has not achieved the applicable ownership requirement by the applicable compliance date must retain 100% of his or her net shares until compliance is achieved. If a Board member has not met the stock ownership requirement by the required date, then 50% of that Board Member's annual cash retainer will be paid in the form of Intuit stock until the required ownership level is reached. As of July 31, 2022, all NEOs were in compliance with the requirements.

In addition to these ownership requirements, Mr. Goodarzi's RSUs and PSUs granted after he became the CEO are subject to a mandatory one-year holding period after vesting in the form of an automatic one-year deferral of the release of the underlying shares, to increase his long-term alignment with stockholders.

Intuit's Equity Granting Policy for Senior Executives

Equity grants made to the CEO, Executive Vice Presidents or other Section 16 officers must be approved by the Compensation Committee.

Timing of grants. During fiscal 2022, equity awards to employees generally were granted on regularly scheduled predetermined grant dates. As part of Intuit's annual performance and compensation review process, the Compensation Committee approves stock option and RSU awards to our NEOs within a few weeks before Intuit's July 31 fiscal year-end.

Option exercise price. The exercise price of a newly granted option (i.e., not an option assumed or substituted in connection with an acquisition) is the closing price of Intuit's common stock on the Nasdaq stock market on the date of grant.

Policy Regarding Derivatives, Short Sales, Hedging and Pledging

Intuit's Insider Trading Policy prohibits directors, officers and other employees from placing securities into a margin account, pledging any Intuit securities as collateral for a loan, trading in put or call options or other derivatives of Intuit's securities, engaging in short sales of Intuit securities, or purchasing any other financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of Intuit securities held directly or indirectly.

Clawbacks

We have "clawback" provisions for cash bonus payments made to our senior executives, including our NEOs. In the event Intuit issues a restatement of its financial results for any period in the previous three fiscal years with respect to which a cash incentive award was paid, and the restatement decreases the level of a performance result previously certified by the Compensation Committee, then in the discretion of the committee, the recipient of each award will be required to return to Intuit an amount equal to the amount of the award that would not have been paid based on the restated financial results.

Our 2005 Equity Incentive Plan also has "clawback" provisions for performance-based equity awards.

Accounting and Tax Implications of Our Compensation Policies

In designing our compensation programs, the Compensation Committee considers the financial, accounting and tax consequences to Intuit as well as the tax consequences to our employees. In determining the aggregate number and mix of equity grants in any fiscal year, the Compensation Committee and management consider the size and share-based compensation expense of the outstanding and new equity awards relative to our one- and three-year operating plans (including revenue) and market capitalization.

Executive Compensation Tables

Fiscal Year 2022 Summary Compensation Table

The following table shows compensation earned by or granted to our NEOs during the last three fiscal years, as calculated under SEC rules.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Sasan K. Goodarzi President and Chief Executive Officer	2022	1,100,000(4)	17,489,821	6,375,036	2,200,000(4)	10,000(5)	27,174,857
	2021	1,000,000	15,981,685	5,750,052	2,187,500	10,000	24,929,237
	2020	1,038,462	13,025,683	4,750,066	1,500,000	10,000	20,324,211
Michelle M. Clatterbuck Executive Vice President and Chief Financial Officer	2022	700,000	7,632,122	2,500,044	700,000(6)	10,000(7)	11,542,166
	2021	700,000	7,230,511	2,375,027	875,000	10,925	11,191,463
	2020	726,923	6,121,150	2,000,016	700,000	15,332	9,563,421
J. Alexander Chriss Executive Vice President and General Manager, Small Business and Self-Employed Group	2022	700,000	9,506,960	3,125,020	700,000(6)	12,133(8)	14,044,113
	2021	700,000	8,355,966	2,750,057	875,000	11,185	12,692,208
	2020	726,923	5,331,290	1,750,005	700,000	13,388	8,521,606
Laura A. Fennell Executive Vice President and Chief People & Places Officer	2022	700,000	9,506,960	3,125,020	700,000(6)	10,000(9)	14,041,980
	2021	700,000	6,480,386	2,125,088	875,000	10,000	10,190,474
	2020	726,923	5,733,967	1,875,010	700,000	10,000	9,045,900
Marianna Tessel Executive Vice President and Chief Technology Officer	2022	700,000	9,375,560	3,125,020	700,000(6)	13,150(10)	13,913,730
	2021	700,000	8,355,966	2,750,057	875,000	11,362	12,692,385
	2020	726,923	7,197,251	2,375,033	700,000	17,115	11,016,322

(1) The amount, timing and grant date fair value of these awards are described in more detail in the "Compensation Discussion and Analysis" and are included in the "Grants of Plan-Based Awards in Fiscal Year 2022" table below. In addition to annual stock awards, the amounts above include the fair value of RSUs that Intuit granted in August of each fiscal year to match RSUs that certain NEOs purchased under the MSPP with amounts deferred from their bonuses earned in the prior fiscal year. Amounts presented in the table above represent the aggregate grant date fair value of awards granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. The grant date fair value of each RSU award was calculated using the closing price of Intuit's common stock on the date of grant. The total grant date fair value of the PSUs that may be earned depending on Intuit's relative TSR remains the same whether the maximum, target, or below target performance is earned. Refer to Note 12 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended July 31, 2022.

(2) The amount, timing and grant date fair value of these awards are described in more detail in the "Compensation Discussion and Analysis" and are included in the "Grants of Plan-Based Awards in Fiscal Year 2022" table below. Amounts presented in the table above represent the aggregate grant date fair value of options granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. For information on the valuation assumptions with respect to stock option grants and a complete description of the valuation of share-based compensation, see Note 12 to the consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended July 31, 2022.

(3) These amounts represent the amounts earned for performance under the IPI during fiscal 2022 and paid in August 2022. The cash incentive program is described in more detail in the "Compensation Discussion and Analysis."

(4) The amount shown also includes a deferral at the recipient's election under the Non-Qualified Deferred Compensation Plan. See "Non-Qualified Deferred Compensation for Fiscal Year 2022" for more information.

(5) This amount includes $10,000 in matching contributions by Intuit into Mr. Goodarzi's 401(k) plan.

(6) The amount includes a deferral of the amount set forth in the table below made at the recipient's election under the MSPP. Under the terms of the MSPP, a participant may elect to use a stated portion of his or her annual IPI award to purchase deferred stock units under Intuit's 2005 Equity Incentive Plan. Intuit then matches these purchased units with another grant of RSUs that vest three years from the date of grant. The MSPP is described in greater detail in the "Compensation Discussion and Analysis" section of this proxy statement.

Name	Executive MSPP Contribution ($)	Deferred Stock Units Reserved for Executive Contribution (#)
Michelle M. Clatterbuck	105,119	216
J. Alexander Chriss	105,119	216
Laura A. Fennell	105,119	216
Marianna Tessel	105,119	216

(7) This amount includes $10,000 in matching contributions by Intuit into Ms. Clatterbuck's 401(k) plan.

(8) This amount includes $10,000 in matching contributions by Intuit into Mr. Chriss' 401(k) plan; an award under Intuit's broadly available employee recognition, or "spotlight," program of $500, which was grossed-up in the amount of $425, consistent with all awards made under the program; and an award under Intuit's broadly available wellness participation program of $1,208, which was not grossed-up, consistent with all awards made under the program.

(9) This amount includes $10,000 in matching contributions by Intuit into Ms. Fennell's's 401(k) plan.

(10) This amount includes $10,000 in matching contributions by Intuit into Ms. Tessel's 401(k) plan; an award under Intuit's broadly available employee recognition, or "spotlight," program of $500, which was grossed-up in the amount of $425, consistent with all awards made under the program; and an award under Intuit's broadly available wellness participation program of $2,225, which was not grossed-up, consistent with all awards made under the program.

Grants of Plan-Based Awards During Fiscal Year 2022

The following table provides information about PSUs and RSUs granted to the NEOs under our 2005 Equity Incentive Plan during fiscal 2022, and cash awards for which the NEOs were eligible in fiscal 2022 under the IPI.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)		Estimated Future Payouts Under Equity Incentive Plan Awards(2)		All Other Stock Awards(2)	Grant Date Fair Value of Stock Awards(3)
Name	Grant Date	Board Approval Date	Target ($)	Maximum ($)	Target (#)	Maximum (#)	Shares (#)	($)
Sasan K. Goodarzi	7/28/2022	7/28/2022			27,052	54,104	–	11,114,460(4)
	7/28/2022	7/28/2022			14,212	14,212	–	6,375,361(5)
			2,200,000	5,000,000	–	–	–	–
								17,489,821
Michelle M. Clatterbuck	8/13/2021	8/13/2021			–	–	243	131,400(6)
	7/28/2022	7/27/2022			10,609	21,218	–	5,000,281(4)
	7/28/2022	7/27/2022			5,574	5,574	–	2,500,441(5)
			700,000	1,750,000	–	–	–	–
								7,632,122
J. Alexander Chriss	8/13/2021	8/13/2021			–	–	243	131,400(6)
	7/28/2022	7/27/2022			13,261	26,522	–	6,250,233(4)
	7/28/2022	7/27/2022			6,967	6,967	–	3,125,327(5)
			700,000	1,750,000	–	–	–	–
								9,506,960
Laura A. Fennell	8/13/2021	8/13/2021			–	–	243	131,400(6)
	7/28/2022	7/27/2022			13,261	26,522	–	6,250,233(4)
	7/28/2022	7/27/2022			6,967	6,967	–	3,125,327(7)
			700,000	1,750,000	–	–	–	–
								9,506,960
Marianna Tessel	7/28/2022	7/27/2022			13,261	26,522	–	6,250,233(4)
	7/28/2022	7/27/2022			6,967	6,967	–	3,125,327(5)
			700,000	1,750,000	–	–	–	–
								9,375,560

(1) Represents awards that could have been earned under the IPI based on performance in fiscal 2022. These columns show the awards that were possible at the Target and Maximum levels of performance. The maximum award that could have been earned by each NEO was the lesser of 250% of the Target or $5 million.

(2) Awards made pursuant to Intuit's 2005 Equity Incentive Plan. With respect to the PSUs described in footnote (4) that may be earned depending on Intuit's relative TSR, the "Target" column reflects the number of PSUs that will be earned if the TSR performance goals are achieved at target levels, and the "Maximum" column reflects the maximum number of PSUs that could be earned if the highest level of performance is achieved. The RSUs described in footnote (5) will all become subject to service-based vesting upon the completion of the specified service period or, otherwise, be forfeited. As a result, there is no distinction between the "Target" and "Maximum" columns for these RSUs.

(3) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718. Under FASB ASC Topic 718, the total grant date fair value of the PSUs described in footnote (4), which may be earned depending on Intuit's relative TSR, remains the same whether the maximum, target, or below target number of PSUs is earned. The grant date fair values of the RSUs described in footnote (5) and the MSPP matching RSUs described in footnote (6) were calculated using the closing price of Intuit's common stock on the date of grant.

(4) Depending on Intuit's relative TSR for the 12-, 24- and 36-month periods ending July 31, 2023, July 31, 2024, and July 31, 2025, compared to a pre-established peer group, and so long as the executive remains employed by Intuit following each such date, the earned portion of these PSUs will vest on September 1, 2025. Mr. Goodarzi's RSUs will be issued one year after the vesting date.

(5) These RSUs will vest as to 25% of the shares on July 1, 2023, and thereafter 6.25% of the shares quarterly through July 1, 2026. Mr. Goodarzi's RSUs will be issued one year after the vesting dates.

(6) Represents Intuit matching grants of RSUs under the MSPP with respect to deferrals of fiscal 2021 bonuses. The bonuses were paid and deferred in early fiscal 2022, and the matching grants vest on the third anniversary of the grant date.

(7) These RSUs will vest as to 12.5% of the shares on December 31, 2022, and thereafter 6.25% of the shares quarterly through July 1, 2026.

The following table provides information about stock options granted to the NEOs under our 2005 Equity Incentive Plan during fiscal 2022.

Name	Grant Date	Board Approval Date	All Other Option Awards: Number of Securities Underlying Options (#)[1]	Exercise or Base Price of Options ($/share)	Grant Date Fair Value of Option Awards ($)[2]
Sasan K. Goodarzi	7/28/2022	7/28/2022	46,616	448.59	6,375,036
Michelle M. Clatterbuck	7/28/2022	7/27/2022	18,281	448.59	2,500,044
J. Alexander Chriss	7/28/2022	7/27/2022	22,851	448.59	3,125,020
Laura A. Fennell	7/28/2022	7/27/2022	22,851	448.59	3,125,020
Marianna Tessel	7/28/2022	7/27/2022	22,851	448.59	3,125,020

(1) These awards vest as to 25% of the options on July 28, 2023, and 2.083% of the options each month thereafter.

(2) These amounts represent the aggregate grant date fair value of these awards computed in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at Fiscal 2022 Year-End

The following table provides information with respect to outstanding stock options held by the NEOs as of July 31, 2022.

	Outstanding Option Awards				
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date
Sasan K. Goodarzi	78,170	–	135.35	07/20/17	07/19/24
	54,162	–	216.64	07/26/18	07/25/25
	45,771	15,257(1)	281.60	07/25/19	07/24/26
	31,728	31,730(2)	303.94	07/30/20	07/29/27
	11,767	35,303(3)	525.51	07/29/21	07/28/28
	–	46,616(4)	448.59	07/28/22	07/27/29
Michelle M. Clatterbuck	14,656	–	135.35	07/20/17	07/19/24
	29,543	–	216.64	07/26/18	07/25/25
	20,025	6,675(1)	281.60	07/25/19	07/24/26
	13,359	13,360(2)	303.94	07/30/20	07/29/27
	4,860	14,582(3)	525.51	07/29/21	07/28/28
	–	18,281(4)	448.59	07/28/22	07/27/29
J. Alexander Chriss	1,467	–	216.64	07/26/18	07/25/25
	7,867	8,583(1)	281.60	07/25/19	07/24/26
	5,358	11,690(2)	303.94	07/30/20	07/29/27
	5,628	16,884(3)	525.51	07/29/21	07/28/28
	–	22,851(4)	448.59	07/28/22	07/27/29
Laura A. Fennell	53,741	–	135.35	07/20/17	07/19/24
	29,543	–	216.64	07/26/18	07/25/25
	20,025	6,675(1)	281.60	07/25/19	07/24/26
	12,524	12,525(2)	303.94	07/30/20	07/29/27
	4,349	13,047(3)	525.51	07/29/21	07/28/28
	–	22,851(4)	448.59	07/28/22	07/27/29
Marianna Tessel	8,722	–	140.21	06/09/17	06/08/24
	7,385	–	216.64	07/26/18	07/25/25
	25,746	8,583(1)	281.60	07/25/19	07/24/26
	15,864	15,865(2)	303.94	07/30/20	07/29/27
	5,628	16,884(3)	525.51	07/29/21	07/28/28
	–	22,851(4)	448.59	07/28/22	07/27/29

(1) This award vested as to 25% of the options on July 25, 2020 and 2.083% of the options each month thereafter.

(2) This award vested as to 25% of the options on July 30, 2021 and 2.083% of the options each month thereafter.

(3) This award vested as to 25% of the options on July 29, 2022 and 2.083% of the options each month thereafter.

(4) This award will vest as to 25% of the options on July 28, 2023 and 2.083% of the options each month thereafter.

The following table provides information with respect to outstanding RSUs held by the NEOs as of July 31, 2022, excluding deferred stock units purchased by the NEOs under the MSPP. The MSPP is described in greater detail in the "Compensation Discussion and Analysis" section of this proxy statement. The market value of the awards is determined by multiplying the number of unvested shares or units by $456.17, the closing price of Intuit's common stock on Nasdaq on July 29, 2022, the last trading day of fiscal 2022. For those awards that are subject to performance-based conditions as described in the footnotes below, the number of shares reflects performance assuming achievement at target unless otherwise noted.

	Outstanding Stock Awards					
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Sasan K. Goodarzi	07/25/19	3,551(1)	1,619,860		
	07/25/19	30,690(2)	13,999,857		
	07/30/20	7,814(3)	3,564,512		
	07/30/20			61,612(4)	28,105,546
	07/29/21	8,206(5)	3,743,331		
	07/29/21			21,506(6)	9,810,392
	07/28/22	14,212(7)	6,483,088		
	07/28/22			27,052(8)	12,340,311
Michelle M. Clatterbuck	07/25/19	1,554(9)	708,888		
	07/25/19	13,427(10)	6,124,995		
	08/09/19	437(11)	199,346		
	07/30/20	3,290(12)	1,500,799		
	07/30/20			25,942(13)	11,833,962
	08/14/20	344(11)	156,922		
	07/29/21	3,390(14)	1,546,416		
	07/29/21			8,883(15)	4,052,158
	08/13/21	243(11)	110,849		
	07/28/22	5,574(16)	2,542,692		
	07/28/22			10,609(17)	4,839,508
J. Alexander Chriss	02/15/19	1,728(18)	788,262		
	07/25/19	1,998(9)	911,428		
	07/25/19	17,262(10)	7,874,407		
	08/09/19	293(11)	133,658		
	07/30/20	2,879(12)	1,313,313		
	07/30/20			22,700(13)	10,355,059
	08/14/20	344(11)	156,922		
	07/29/21	3,925(14)	1,790,467		
	07/29/21			10,286(15)	4,692,165
	08/13/21	243(11)	110,849		
	07/28/22	6,967(16)	3,178,136		
	07/28/22			13,261(17)	6,049,270

		Outstanding Stock Awards			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Laura A. Fennell	07/25/19	1,554(9)	708,888		
	07/25/19	12,872(10)(19)	5,871,820		
	08/09/19	379(11)(20)	172,888		
	07/30/20	3,084(12)	1,406,828		
	07/30/20			23,311(13)(21)	10,633,779
	08/14/20	336(11)(22)	153,273		
	07/29/21	3,033(14)	1,383,564		
	07/29/21			7,848(15)(23)	3,580,022
	08/13/21	241(11)(24)	109,937		
	07/28/22	6,967(16)	3,178,136		
	07/28/22			13,261(17)	6,049,270
Marianna Tessel	02/15/19	1,206(18)	550,141		
	07/25/19	1,998(9)	911,428		
	07/25/19	17,262(10)	7,874,407		
	08/09/19	260(11)	118,604		
	07/30/20	3,908(12)	1,782,712		
	07/30/20			30,806(13)	14,052,773
	08/14/20	344(11)	156,922		
	07/29/21	3,925(14)	1,790,467		
	07/29/21			10,286(15)	4,692,165
	07/28/22	6,967(16)	3,178,136		
	07/28/22			13,261(17)	6,049,270

(1) Because the specified performance goals were achieved, these RSUs vested as to 25% of the shares on July 1, 2020, and have vested and will vest as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

(2) Based on the performance goals achieved as of July 31, 2022, these PSUs vested on September 1, 2022 and will be issued on September 1, 2023.

(3) These RSUs vested as to 25% of the shares on July 1, 2021, and have vested and will vest as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

(4) Number of shares based on achievement of maximum goals. Depending upon Intuit's TSR for the three-year period ending July 31, 2023, compared to a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2023 and will be issued on September 1, 2024.

(5) These RSUs vested as to 25% of the shares on July 1, 2022, and have vested and will vest as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

(6) Depending upon Intuit's TSR for the three-year period ending July 31, 2024, compared to a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2024, and will be issued on September 1, 2025.

(7) These RSUs will vest as to 25% of the shares on July 1, 2023, and as to 6.25% of the shares each quarter thereafter. Shares underlying the RSUs will be issued on the date that is one year following each vesting date.

(8) Depending upon Intuit's TSR for the three-year period ending July 31, 2025, compared to a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2025, and will be issued on September 1, 2026.

(9) Because the specified performance goals were achieved, these RSUs vested as to 25% of the shares on July 1, 2020, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(10) Based on the performance goals achieved as of July 31, 2022, these PSUs vested on September 1, 2022.

(11) Represents Intuit matching grants of RSUs under the MSPP, which vest on the third anniversary of the grant date.

(12) These RSUs vested as to 25% of the shares on July 1, 2021, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(13) Number of shares based on achievement of maximum goals. Depending upon Intuit's TSR for the three-year period ending July 31, 2023 compared to a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2023.

(14) These RSUs vested as to 25% of the shares on July 1, 2022, and have vested and will vest as to 6.25% of the shares each quarter thereafter.

(15) Depending upon Intuit's TSR for the three-year period ending July 31, 2024, compared to a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2024.

(16) These RSUs will vest as to 25% of the shares on July 1, 2023, and as to 6.25% of the shares each quarter thereafter.

(17) Depending upon Intuit's TSR for the three-year period ending July 31, 2025, compared to a pre-established peer group, the earned portion of these PSUs will vest on September 1, 2025.

(18) Promotion Grant that vested as to 25% of the shares on February 1, 2020, and has vested and will vest as to 6.25% of the shares each quarter thereafter.

(19) Because the recipient is retirement eligible for purposes of this award, 78, 192, and 285 additional shares vested in December 2019, 2020, and 2021, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(20) Because the recipient is retirement eligible for purposes of this award, 2, 6, and 6 additional shares vested in December 2019, 2020, and 2021, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(21) Because the recipient is retirement eligible for purposes of this award, 76 and 261 additional shares vested in December 2020 and 2021, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(22) Because the recipient is retirement eligible for purposes of this award, 2 and 6 additional shares vested in December 2020 and 2021, respectively, in order to cover required employment taxes (and income taxes related to such vesting).

(23) Because the recipient is retirement eligible for purposes of this award, 50 additional shares vested in December 2021 in order to cover required employment taxes (and income taxes related to such vesting).

(24) Because the recipient is retirement eligible for purposes of this award, 2 additional shares vested in December 2021 in order to cover required employment taxes (and income taxes related to such vesting).

Option Exercises and Stock Vested During Fiscal Year 2022

The following table shows information about stock option exercises and vesting of RSUs for each of the NEOs during fiscal 2022, including the value realized upon exercise or vesting. The table excludes deferred stock units purchased by the NEOs under the MSPP, which is described in greater detail in the "Compensation Discussion and Analysis" section of this proxy statement.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Sasan K. Goodarzi	–	–	44,725	24,179,595
Michelle M. Clatterbuck	–	–	24,991	13,624,265
J. Alexander Chriss	31,487	9,594,147	11,726	6,103,505
Laura A. Fennell	51,786	18,728,820	24,756	13,701,933
Marianna Tessel	–	–	12,202	6,367,860

Non-Qualified Deferred Compensation for Fiscal Year 2022

The following table shows the non-qualified deferred compensation activity for each of the NEOs during fiscal 2022. The NQDCP and MSPP are described in the "Compensation Discussion and Analysis" section of this proxy statement.

Name	Plan	Aggregate Balance at July 31, 2021 ($)	Executive Contributions in Fiscal 2022 ($)(1)	Aggregate Earnings/ (Losses) in Fiscal 2022 ($)(2)	Aggregate Withdrawals/ Distributions in Fiscal 2022 ($)	Aggregate Balance at July 31, 2022 ($)
Sasan K. Goodarzi	NQDCP	8,492,773	1,205,000	(317,077)	–	9,380,696(3)
	MSPP	–	–	–	–	–
	Total	8,492,773	1,205,000	(317,077)	–	9,380,696
Michelle M. Clatterbuck	NQDCP	–	–	–	–	–
	MSPP	624,835	131,400	(78,125)	(210,992)	467,118
	Total	624,835	131,400	(78,125)	(210,992)	467,118
J. Alexander Chriss	NQDCP	–	–	–	–	–
	MSPP	489,692	131,400	(67,515)	(152,147)	401,430
	Total	489,692	131,400	(67,515)	(152,147)	401,430
Laura A. Fennell	NQDCP	–	–	–	–	–
	MSPP	660,343	131,400	(74,860)	(269,836)	447,047
	Total	660,343	131,400	(74,860)	(269,836)	447,047
Marianna Tessel	NQDCP	–	–	–	–	–
	MSPP	463,724	–	(44,532)	(143,665)	275,527
	Total	463,724	–	(44,532)	(143,665)	275,527

(1) Amounts shown in this column for the NQDCP are included in the "Salary" or "Stock Awards" columns of the "Fiscal Year 2022 Summary Compensation Table." Amounts shown in this column for the MSPP were contributed from amounts earned for fiscal 2021 under the cash bonus plan, which were paid in August 2021.

(2) None of the amounts shown in this column are included in the "Fiscal Year 2022 Summary Compensation Table" because they are not preferential or above-market.

(3) Mr. Goodarzi has contributed a total of $6,670,519 to the NQDCP that has also been reported in the "Fiscal Year 2022 Summary Compensation Table" as compensation for fiscal 2022 or a prior fiscal year. The information in this footnote is provided to clarify the extent to which amounts payable as deferred compensation represent compensation reported in our prior proxy statements, rather than additional currently earned compensation.

Potential Payments Upon Termination of Employment or Change in Control

Described below are the individual arrangements Intuit has entered into with each of our NEOs and the estimated payments and benefits that would be provided under these arrangements, assuming hypothetically that the executive's employment terminated under certain circumstances as of July 31, 2022, and using the closing price of our common stock on July 29, 2022, the last trading day of fiscal 2022 ($456.17 per share).

Certain benefits shown in the tables below are provided to all recipients of Intuit equity awards, not solely to NEOs. For example:

- stock options, PSUs and RSUs (including matching RSUs under the MSPP) generally provide for 100% acceleration of vesting upon termination due to death or disability;
- stock options and RSUs (including matching RSUs under the MSPP) generally provide for pro rata vesting upon a recipient's involuntary termination within one year following a change in control;
- stock options, PSUs and RSUs (including matching RSUs under the MSPP) generally provide for pro rata vesting upon a recipient's retirement;
- PSUs generally provide for pro rata vesting on an involuntary termination or upon a recipient's retirement based on actual performance for any completed performance period and target performance for any incomplete performance period; and
- PSUs generally provide for accelerated vesting based on actual performance in the event of a change in control.

None of the NEOs other than Ms. Fennell would have been eligible for retirement, for purposes of such stock option, PSU and RSU vesting, had they been terminated as of July 31, 2022.

Intuit does not generally provide for any special severance payments or acceleration of equity upon an NEO's termination for cause or resignation without good reason. Under the NQDCP, participants will be eligible to receive their vested benefits under the plan upon termination of employment for any reason, and they will be eligible to receive discretionary company contributions and the related earnings upon their disability or death or a change in control of Intuit, as described above under Non-Qualified Deferred Compensation for Fiscal Year 2022.

Sasan K. Goodarzi

On November 15, 2018, Intuit entered into an employment agreement with Mr. Goodarzi, which provided that he would become the President and CEO of Intuit, effective January 1, 2019. Under the agreement, Mr. Goodarzi's employment is at-will and can be terminated at any time by Intuit or by Mr. Goodarzi. If Intuit terminates Mr. Goodarzi other than for "Cause" (which includes gross negligence, willful misconduct, fraud and certain criminal convictions) or if Mr. Goodarzi terminates his employment for "Good Reason" (which includes relocation or a reduction in duties, title or compensation without his consent), he will be entitled to a single lump sum severance payment equal to 12 months of his then-current salary and 100% of his then-current target bonus, subject to his execution of a valid and binding release agreement.

The estimated payments or benefits that would have been paid to Mr. Goodarzi in a hypothetical termination of employment on July 31, 2022, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Goodarzi for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	3,000,000	3,000,000	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	3,000,000	3,000,000	–	–
Gain on Accelerated Stock Options	–	–	–	7,847,022
Value of Accelerated Restricted Stock Units	30,270,976	45,576,699	45,576,699	70,834,228
Total Value of Accelerated Long-Term Incentives	30,270,976	45,576,699	45,576,699	78,681,250
Total Severance, Benefits & Accelerated Equity	**33,270,976**	**48,576,699**	**45,576,699**	**78,681,250**

Michelle M. Clatterbuck

On January 19, 2018, Intuit entered into an employment agreement with Ms. Clatterbuck. The estimated payments or benefits that would have been paid to Ms. Clatterbuck in a hypothetical termination on July 31, 2022, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Ms. Clatterbuck for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	3,337,618
Value of Accelerated Restricted Stock Units	12,954,340	19,680,155	19,348,715	29,910,108
Total Value of Accelerated Long-Term Incentives	12,954,340	19,680,155	19,348,715	33,247,726
Total Severance, Benefits & Accelerated Equity	**12,954,340**	**19,680,155**	**19,348,715**	**33,247,726**

J. Alexander Chriss

On November 7, 2018, Intuit entered into an employment agreement with Mr. Chriss. The estimated payments or benefits that would have been paid to Mr. Chriss in a hypothetical termination of employment on July 31, 2022, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Mr. Chriss for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	3,451,114
Value of Accelerated Restricted Stock Units	14,256,146	21,028,248	20,583,384	34,122,864
Total Value of Accelerated Long-Term Incentives	14,256,146	21,028,248	20,583,384	37,573,978
Total Severance, Benefits & Accelerated Equity	**14,256,146**	**21,028,248**	**20,583,384**	**37,573,978**

Laura A. Fennell

The estimated payments or benefits that would have been paid to Ms. Fennell in a hypothetical termination of employment on July 31, 2022, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Ms. Fennell for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)	Retirement ($)
Total Cash Severance	–	–	–	–	–
Total Benefits and Perquisites	–	–	–	–	–
Total Severance	–	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	3,245,146	–
Value of Accelerated Restricted Stock Units	12,042,091	18,229,988	17,927,261	30,111,342	12,342,975
Total Value of Accelerated Long-Term Incentives	12,042,091	18,229,988	17,927,261	33,356,488	12,342,975
Total Severance, Benefits & Accelerated Equity	**12,042,091**	**18,229,988**	**17,927,261**	**33,356,488**	**12,342,975**

Marianna Tessel

On November 7, 2018, Intuit entered into an employment agreement with Ms. Tessel. The estimated payments or benefits that would have been paid to Ms. Tessel in a hypothetical termination of employment on July 31, 2022, are as follows:

Incremental Amounts Payable Upon Termination Event	Termination by Intuit Without Cause or by Ms. Tessel for Good Reason ($)	Termination Without Cause After CIC ($)	CIC (Continued Employment) ($)	Death or Disability ($)
Total Cash Severance	–	–	–	–
Total Benefits and Perquisites	–	–	–	–
Total Severance	–	–	–	–
Gain on Accelerated Stock Options	–	–	–	4,086,674
Value of Accelerated Restricted Stock Units	15,955,391	23,814,411	23,472,193	36,777,648
Total Value of Accelerated Long-Term Incentives	15,955,391	23,814,411	23,472,193	40,864,322
Total Severance, Benefits & Accelerated Equity	**15,955,391**	**23,814,411**	**23,472,193**	**40,864,322**

CEO Pay Ratio

Mr. Goodarzi's annual total compensation for fiscal 2022 was $27,174,857, as reported in the Fiscal Year 2022 Summary Compensation Table of this proxy statement. The fiscal 2022 annual total compensation for our median employee was $203,814 as determined under Item 402 of Regulation S-K. The ratio of our CEO's annualized total compensation to our median employee's annual total compensation for fiscal 2022 was 133 to 1.

In fiscal 2021, we identified our median employee from all full-time, part-time and seasonal workers (other than the CEO) in the U.S., Canada, India and the United Kingdom who were included as employees on our payroll records as of June 30, 2021, based on gross wages paid during the twelve-month period ending on that date. For permanent employees hired during that twelve-month period, compensation was annualized to reflect a full year of wages. Compensation for international employees was converted to U.S. dollar equivalents using exchange rates as of the determination date. As permitted by SEC rules, we excluded approximately 135 employees located in Australia, 51 employees located in Brazil, 71 employees located in France, 243 employees located in Israel, 13 employees located in Mexico, 2 employees located in Romania and 43 employees located in Singapore, who in the aggregate represented approximately 3.7% of our 14,908 employees, resulting in an employee population of 14,350 for purposes of this computation. In fiscal 2022, we used the same median employee as we did for fiscal 2021 in our pay ratio calculation because there were no changes in our employee population or employee compensation arrangements in fiscal 2022 that we reasonably believe would result in a significant change to our pay ratio disclosure.

The ratio presented above is a reasonable estimate calculated in a manner consistent with Item 402(u). The SEC's rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own ratios.

Proposal No. 3 Ratification of Selection of Independent Registered Public Accounting Firm

Intuit's Audit and Risk Committee has selected Ernst & Young LLP as the independent registered public accounting firm to perform the audit of Intuit's consolidated financial statements and the effectiveness of our internal control over financial reporting for the fiscal year ending July 31, 2023. As a matter of good corporate governance, we are asking stockholders to ratify this selection. If the selection of Ernst & Young is not ratified, the Audit and Risk Committee will consider whether it should select another independent registered public accounting firm.

In order to ensure continuing auditor independence, the Audit and Risk Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. Additionally, the Audit and Risk Committee is engaged in the selection and mandated rotation of the lead engagement partner from Ernst & Young. The Audit and Risk Committee believes that the continued retention of Ernst & Young to serve as our independent registered public accounting firm is in the best interest of the company and its stockholders.

Representatives of Ernst & Young are expected to attend the Meeting virtually. They will have the opportunity to make a statement if they wish, and will be available to respond to appropriate questions from stockholders.

The Audit and Risk Committee's Policy on Pre-Approval of Services Performed by the Independent Registered Public Accounting Firm

It is the policy of the Audit and Risk Committee to pre-approve, near the beginning of each fiscal year, all audit and permissible non-audit services to be provided by the independent registered public accounting firm during that fiscal year. The Audit and Risk Committee authorizes specific projects within categories of services, subject to a budget for each project. The Audit and Risk Committee also may pre-approve particular services during the fiscal year on a case-by-case basis. The independent registered public accounting firm and management periodically report to the Audit and Risk Committee the actual fees incurred versus the pre-approved budget.

Fees Paid to Ernst & Young

The following table shows fees that we paid (or accrued) for professional services rendered by Ernst & Young for fiscal 2022 and fiscal 2021:

Fee Category	Fiscal 2022	Fiscal 2021
Audit Fees	$7,527,000	$6,040,000
Audit-Related Fees	889,000	53,000
Tax Fees	280,000	227,000
All Other Fees	–	–
Total Fees	$8,696,000	$6,320,000

Audit Fees

These fees consist of amounts for professional services rendered in connection with the integrated audit of our financial statements and internal control over financial reporting, review of the interim financial statements included in quarterly reports, and statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, including agreed-upon audit procedures that focus on a specific business process. For fiscal 2022, audit-related fees primarily consisted of fees for due diligence in connection with potential business combinations. For fiscal 2021, audit-related fees consisted of fees for agreed-upon procedures for our Consumer Tax business.

Tax Fees

Tax fees consist of fees for tax compliance, tax planning, and tax advice. For fiscal 2022, tax fees consisted of tax services related to the acquisition of Mailchimp. For fiscal 2021, tax fees consisted of tax services for our Credit Karma subsidiary.

All Other Fees

Intuit paid no other fees to Ernst & Young for fiscal 2022 or fiscal 2021.

For more information about Ernst & Young, see the "Audit and Risk Committee Report."

✓ The Board recommends that you vote **FOR** the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending July 31, 2023.

Audit and Risk Committee Report

We, the members of the Audit and Risk Committee, assist the Board in fulfilling its responsibilities by overseeing Intuit's accounting and financial reporting processes; the qualifications, independence and performance of Intuit's independent registered public accounting firm; the performance of Intuit's internal audit department; and Intuit's internal controls. We also are responsible for selecting, evaluating and setting the compensation of Intuit's independent registered public accounting firm. Intuit's management is responsible for the preparation, presentation and integrity of Intuit's financial statements, including setting accounting and financial reporting principles and designing Intuit's system of internal control over financial reporting.

The Audit and Risk Committee has selected Ernst & Young as Intuit's independent registered public accounting firm, with responsibility for performing an independent audit of Intuit's consolidated financial statements and for expressing opinions on the conformity of Intuit's audited financial statements with generally accepted accounting principles and the effectiveness of Intuit's internal control over financial reporting. The Audit and Risk Committee oversees these processes, although members of the Audit and Risk Committee are not engaged in the practice of auditing or accounting.

During the fiscal year ended July 31, 2022, the Audit and Risk Committee carried out the duties and responsibilities as outlined in its charter, including the following specific actions:

- Reviewed and discussed with management and the independent registered public accounting firm Intuit's quarterly earnings announcements, consolidated financial statements, and related periodic reports filed with the SEC;
- Reviewed with management its assessment of the effectiveness of Intuit's internal control over financial reporting;
- Reviewed with the independent registered public accounting firm and management the audit scope and plan;
- Reviewed the internal audit plan with the internal auditor; and
- Met in periodic executive sessions with each of the independent registered public accounting firm, representatives of management, and the internal auditor.

We reviewed and discussed with management and representatives of Ernst & Young the audited financial statements for the fiscal year ended July 31, 2022, and Ernst & Young's opinion on the audited financial statements and the effectiveness of Intuit's internal control over financial reporting. Ernst & Young represented that its presentations included the matters required to be discussed with the Audit and Risk Committee by applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC.

The Audit and Risk Committee recognizes the importance of maintaining the independence of Intuit's independent registered public accounting firm, both in fact and appearance. Consistent with its charter, the Audit and Risk Committee has made an evaluation and concluded that Ernst & Young is qualified and independent. In addition, we have received the written disclosures and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with us concerning independence and discussed with Ernst & Young the firm's independence.

Based on the reports, discussions and review described in this report, and subject to the limitations on our role and responsibilities referred to in this report and in the committee's charter, we recommended to the Board that the audited financial statements be included in Intuit's Annual Report on Form 10-K for fiscal 2022. We also selected Ernst & Young as Intuit's independent registered public accounting firm for fiscal 2023.

Audit and Risk Committee Members

Dennis D. Powell (Chair)
Richard L. Dalzell
Thomas Szkutak
Raul Vazquez

Proposal No. 4 Approval of an Amendment and Restatement of the Employee Stock Purchase Plan

We are asking stockholders to approve the amendment of the Intuit Inc. Employee Stock Purchase Plan (the "Purchase Plan") to increase the number of shares authorized for issuance under the Purchase Plan by 2,000,000 shares (from 23,800,000 shares to 25,800,000 shares).

We adopted the Purchase Plan so we could offer employees of Intuit and eligible subsidiaries the opportunity to purchase Intuit stock at a discounted price as an incentive for continued employment. The Purchase Plan is a critical component of our efforts to attract and retain qualified employees. We are proposing an increase in the number of shares authorized and reserved for issuance under the Purchase Plan to enable us to continue providing this benefit to prospective and current employees.

The Purchase Plan is described below.

Purchase Plan Background

The Purchase Plan was adopted on November 26, 1996, amended most recently by stockholders on January 22, 2015 to approve a share increase and is scheduled to expire upon the earliest to occur of (a) termination of the Purchase Plan by the Board or the Compensation and Organizational Development Committee, or (b) issuance of all the shares of Intuit's common stock reserved for issuance under the Purchase Plan. The Compensation and Organizational Development Committee administers the Purchase Plan and is responsible for interpreting its provisions. On October 26, 2022, the Compensation and Organizational Development Committee approved the amendment and restatement of the Purchase Plan, to, among other items, increase the number of shares of Intuit's common stock authorized for issuance under the Purchase Plan by 2,000,000 shares (from 23,800,000 shares to 25,800,000 shares). The approval of the share increase by the Compensation and Organizational Development Committee is subject to stockholder approval.

As of October 31, 2022, there were 607,793 shares available for future awards, not including the 2,000,000 shares for which Intuit is seeking stockholder approval. The current Offering Period began on September 16, 2022 and will end on March 15, 2023.

Dilution

Intuit measures potential dilution under the Purchase Plan as the total number of shares issued or issuable under the Purchase Plan, as applicable, divided by total common shares outstanding. The potential dilution from the proposed share increase is 0.7%, based on the total common shares outstanding as of October 31, 2022. The dilution attributable to the Purchase Plan for fiscal 2022, fiscal 2021 and fiscal 2020 was 0.1%, 0.1% and 0.2%, respectively.

The following is a summary of the key provisions of the Purchase Plan. This summary does not purport to be a complete description of all the provisions of the Purchase Plan. A copy of the Purchase Plan has been filed with this proxy statement as Appendix B, and the following description of the Purchase Plan is qualified in its entirety by reference to that Appendix.

New Plan Benefits

The actual number of shares that may be purchased by any individual under the Purchase Plan is not determinable in advance because the number is generally calculated using the contributed amount and the purchase price.

Aggregate Purchases Under the Employee Stock Purchase Plan

The table below shows, as to each NEO and the various indicated groups, the aggregate number of shares of Intuit common stock purchased under the Purchase Plan since the plan's inception through October 31, 2022. Non-employee directors are not eligible to participate in the Purchase Plan.

Name	Aggregate Number of Purchased Shares
Sasan K. Goodarzi	–
Michelle M. Clatterbuck	–
J. Alexander Chriss	4,090
Laura A. Fennell	9,626
Marianna Tessel	607
All current executive officers as a group (9 persons)	16,961
All employees, excluding current executive officers	23,175,246

The closing price of Intuit's common stock on NASDAQ on October 31, 2022 was $427.50 per share.

Eligibility

Employees of Intuit and certain subsidiaries (other than stockholders who own or have the right to acquire 5% or more of our common stock) are eligible to participate under a specific six-month offering period ("Offering Period") under the Purchase Plan if they begin working for Intuit or the subsidiary prior to the applicable enrollment period. Employees that begin working after the applicable enrollment period of an Offering Period may commence participation at the beginning of the second purchase period of such Offering Period (see below). As of October 31, 2022, approximately 16,000 employees were eligible to participate in the Purchase Plan, and approximately 10,340 employees were participating. Employees participate in the Purchase Plan by electing payroll deductions that accumulate to purchase stock at a discount. Non-employee directors are not eligible to participate in the Purchase Plan.

Offering Periods

Generally, the Purchase Plan has two six-month Offering Periods, which begin on March 16 and September 16. Each Offering Period generally has two three-month purchase periods. The purchase periods for the March 16 Offering Period begin on March 16 and June 16 and the purchase periods for the September 16 Offering Period begin on September 16 and December 16. The Compensation Committee can change the duration of an Offering Period prior to its scheduled beginning. Pursuant to applicable regulations, the maximum length for any Offering Period under the Purchase Plan is 27 months.

Payroll Deductions

To participate, eligible employees elect to have deducted from their pay checks up to 15% of their base salary, commissions and cash bonuses. On the last business day of each Purchase Period, the accumulated payroll deductions are used to purchase Intuit common stock. No interest accrues on payroll deductions. A participating employee is automatically enrolled in subsequent Offering Periods unless the participant withdraws from the program. If a participant withdraws from the program within the required time frame or the participant's employment is terminated for any reason, no stock will be purchased for the participant, and we will return the participant's accumulated payroll deductions to the participant (or to the participant's legal representative in the event of the participant's death).

A participant may increase, decrease or suspend the rate of payroll deductions in accordance with the Purchase Plan's administrative procedures. A participant's payroll deduction election will continue at the same level for future Offering Periods unless the participant makes a different election or withdraws in accordance with the Purchase Plan's administrative procedures.

Purchase Price and Amount of Stock Purchased

When a participant enrolls in the Purchase Plan, the participant essentially receives an option to purchase Intuit common stock on the last day of the upcoming Purchase Period at the lower of 85% of the fair market value of the stock on the offering date (the first business day of the Offering Period) or the purchase date (the last business day of each of the two purchase periods within the Offering Period). If the fair market value of the stock on the first day of the second purchase period in an Offering Period is lower than the fair market value on the offering date, the second purchase period will constitute a new three-month Offering Period so that the purchase price calculation reflects the lower fair market value. The number of shares a participant will be able to purchase will generally be equal to the payroll deductions during the Offering Period, divided by the purchase price per share. The total number of shares purchased for participant on a purchase date may include a fraction of a whole share. The Purchase Plan limits each participant's share purchases in order to stay

within the Internal Revenue Code's $25,000 per calendar year purchase limitation (based on 100% of the fair market value of the shares on the first day of the Offering Period). In addition, the Purchase Plan authorizes the Compensation Committee to set a maximum share amount that can be purchased by a participant during a single Offering Period. Once a maximum share amount is set, it will continue to apply with respect to succeeding Offering Periods unless changed in accordance with the terms of the Purchase Plan. The Compensation Committee has not exercised its authority to set a maximum number of shares that may be purchased by any participant with respect to any Offering Period.

Transferability

Payroll deductions credited to a participant's account and any rights with regard to the exercise of an option to purchase or to receive shares under the Purchase Plan are not transferable except by will or the laws of descent and distribution.

Mergers, Consolidations and Other Corporate Transactions

If Intuit is dissolved or liquidated, the then-current Offering Period will terminate immediately prior to the liquidation or dissolution unless the Compensation Committee decides otherwise. The Compensation Committee may, but is not required to, designate a date for the open Offering Period to terminate and allow each participant to purchase shares with accumulated payroll deductions. If Intuit sells substantially all of its assets or merges with another corporation, each option under the Purchase Plan will be assumed or an equivalent option will be substituted by the successor corporation, unless the Compensation Committee decides to designate a date for the open Offering Period to terminate and allow each participant to purchase shares with accumulated payroll deductions.

Adjustments

In the event of a reorganization, recapitalization, rights offering or other increase or reduction of shares of Intuit's common stock, or if Intuit is consolidated with or merged into any other company, the Compensation Committee shall equitably adjust the number of shares covered by outstanding options, the number of shares authorized for issuance under the Purchase Plan and the purchase price of outstanding options.

Purchase Plan Amendments

The Compensation Committee may generally amend or terminate the Purchase Plan at any time, including by adopting rules, procedures or sub-plans applicable to particular subsidiaries or employees in particular locations outside of the United States that allow for participation in the Purchase Plan. However, the Compensation Committee must obtain stockholder approval for any amendment to the Purchase Plan that requires stockholder approval pursuant to the Internal Revenue Code, pursuant to NASDAQ rules or pursuant to any other applicable laws or regulations. Generally no changes may affect existing purchase rights in a manner that is materially adverse to the interests of existing participants. However, the Compensation Committee may terminate the Purchase Plan or an Offering Period in progress if it determines that such termination is in the best interests of Intuit and our stockholders or the continuation of the Purchase Plan or the Offering Period would cause adverse accounting impacts due to a change in the generally accepted accounting rules or interpretations of those rules as they apply to the Purchase Plan.

Federal Income Tax Information

The following information is a general summary of some of the current federal income tax consequences of the Purchase Plan to U.S.-based participants and to Intuit. Tax laws may change, and actual tax consequences will depend on a participant's individual circumstances as well as state and local tax laws. We encourage all participants to seek tax advice when they participate in the Purchase Plan. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

Tax Treatment of U.S. Participants. Participants will not recognize income when they enroll in the Purchase Plan or when they purchase shares. All tax consequences are deferred until the participant disposes of the shares. If the participant does not dispose of the shares within one year after the purchase date or two years after the offering date, or if the participant dies while owning the shares, the participant will generally recognize ordinary income when disposing of the shares equal to the difference between the purchase price and the fair market value of the shares on the date of disposition, or 15% of the fair market value of the shares on the offering date, whichever is less. Any additional gain will be taxed as long-term capital gain. If the shares are sold for less than the purchase price, there is no ordinary income, but the participant will have a long-term capital loss for the difference between the purchase price and the sale price. If a participant disposes of the shares within one year after the purchase date or two years after the offering date, the participant will generally have ordinary income equal to the difference between the purchase price and the fair market value on the purchase date. The difference between the fair market value of the shares on the date of disposition and the fair market value on the purchase date will be a capital gain or loss.

Tax Treatment of Intuit. When a participant recognizes ordinary income by disposing of shares before the one-year or two-year holding period ends, Intuit will generally be entitled to a tax deduction in the amount of the ordinary income.

✓ The Board recommends that you vote **FOR** the amendment and restatement of the Employee Stock Purchase Plan to increase the number of shares authorized for issuance by 2,000,000 shares.

Stock Ownership Information

Security Ownership Table

Unless otherwise indicated below, the following table shows shares of Intuit common stock that we believe are owned as of October 31, 2022 by:

- Each NEO;
- Each director and nominee;
- All current directors and executive officers as a group; and
- Each stockholder beneficially owning more than 5% of our common stock.

Unless indicated in the notes, each stockholder has sole voting and investment power for all shares shown, subject to community property laws that may apply to create shared voting and investment power. Except where a different address appears in the footnotes, the address of each beneficial owner is c/o Intuit Inc., P.O. Box 7850, Mountain View, California 94039-7850.

We calculated the "Percent of Class" based on 281,328,162 shares of common stock outstanding on October 31, 2022. In accordance with SEC regulations, we also include (1) shares subject to options that are currently exercisable or will become exercisable within 60 days of October 31, 2022, and (2) shares issuable upon settlement of RSUs that are vested but unreleased, or will become vested and settled within 60 days of October 31, 2022. Those shares are deemed to be outstanding and beneficially owned by the person holding such option or RSU for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)	Percent of Class (%)
Directors, Director Nominees and Executive Officers:		
Scott D. Cook(1)	7,116,469	2.53%
Sasan K. Goodarzi(2)	340,341	*
Brad D. Smith(3)	931,454	*
Michelle M. Clatterbuck(4)	92,729	*
J. Alexander Chriss(5)	31,078	*
Laura A. Fennell(6)	165,263	*
Marianna Tessel(7)	98,475	*
Eve Burton(8)	13,812	*
Richard L. Dalzell(9)	17,711	*
Deborah Liu(10)	7,106	*
Tekedra Mawakana(11)	888	*
Suzanne Nora Johnson(12)	40,190	*
Dennis D. Powell(13)	10,816	*
Thomas Szkutak(14)	5,988	*
Raul Vazquez(15)	6,381	*
Jeff Weiner(16)	29,089	*
All current directors and executive officers as a group (19 people)(17)	8,988,112	3.18%
5% Stockholders:		
BlackRock, Inc.(18)	25,129,120	8.93%
The Vanguard Group(19)	22,621,704	8.04%
T. Rowe Price Associates, Inc.(20)	17,494,753	6.22%

* Indicates ownership of 1% or less.

(1) Represents 6,900,688 shares held by trusts of which Mr. Cook is a trustee or beneficiary and 215,781 shares held by a trust of which an immediate family member of Mr. Cook is a beneficiary.

(2) Includes 279,197 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Goodarzi.

(3) Includes 486,913 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Smith.

(4) Includes 90,835 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Clatterbuck.

(5) Includes 29,479 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Mr. Chriss.

(6) Includes 128,187 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Fennell.

(7) Includes 73,131 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by Ms. Tessel.

(8) Represents 13,812 shares issuable upon settlement of vested restricted stock units held by Ms. Burton.

(9) Includes 9,878 shares issuable upon settlement of vested restricted stock units held by Mr. Dalzell.

(10) Includes 5,665 shares issuable upon settlement of vested restricted stock units held by Ms. Liu.

(11) Represents 888 shares issuable upon settlement of vested restricted stock units by Ms. Mawakana.

(12) Includes 4,362 shares issuable upon settlement of vested restricted stock units held by Ms. Nora Johnson.

(13) Includes 4,362 shares issuable upon settlement of vested restricted stock units held by Mr. Powell.

(14) Represents 5,988 shares issuable upon settlement of vested restricted stock units held by Mr. Szkutak.

(15) Includes 4,362 shares issuable upon settlement of vested restricted stock units held by Mr. Vazquez.

(16) Includes 4,800 shares issuable upon settlement of vested restricted stock units held by Mr. Weiner.

(17) Includes 1,205,278 shares issuable upon exercise of options and upon settlement of vested restricted stock units. Represents shares and options held by the 16 individuals in the table, plus an additional 16,903 outstanding shares and 63,419 shares issuable upon exercise of options and upon settlement of vested restricted stock units held by other executive officers.

(18) Ownership information for BlackRock, Inc. ("BlackRock") is based on a Schedule 13G/A filed with the SEC on February 1, 2022 by BlackRock, reporting ownership as of December 31, 2021. BlackRock reported sole voting power as to 21,676,398 shares and sole dispositive power as to 25,129,120 shares. The address of BlackRock is 55 East 52nd Street, New York, New York 10055.

(19) Ownership information for The Vanguard Group ("Vanguard") is based on a Schedule 13G/A filed with the SEC on February 10, 2022 by Vanguard, reporting ownership as of December 31, 2021. Vanguard reported shared voting power as to 469,036 shares, sole dispositive power as to 21,471,876 shares, and shared dispositive power as to 1,149,828 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(20) Ownership information for T. Rowe Price Associates, Inc. ("Price Associates") is based on a Schedule 13G/A filed with the SEC on February 14, 2022 by Price Associates, reporting ownership as of December 31, 2021. Price Associates reported sole voting power as to 7,666,640 shares and sole dispositive power as to 17,494,753 shares. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange requires Intuit's directors, executive officers, and greater-than-10% stockholders to file forms with the SEC to report their ownership of Intuit shares and any changes in ownership. We have reviewed all forms filed electronically with the SEC. Based on that review and on written information given to us by our executive officers and directors, we believe that all of our directors and executive officers filed the required reports on a timely basis under Section 16(a) during fiscal 2022, except that a Form 3 for Lauren Hotz, who became a Section 16 officer on February 1, 2022, was filed late due to a delay in processing Ms. Hotz's Form ID and obtaining her SEC filing codes. The Form 3 was filed on February 16, 2022.

Equity Compensation Plan Information

The following table contains information about securities authorized for issuance under all of Intuit's equity compensation plans as of July 31, 2022.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
Equity compensation plans approved by security holders	11,656,429[2]	287.29	26,983,639[5]
Equity compensation plans not approved by security holders	2,101,980[3]	522.86	–
Total	13,758,409[4]	289.62	26,983,639

(1) RSUs have been excluded for purposes of computing weighted average exercise prices.

(2) Represents 2.269 million shares issuable upon exercise of options and 9.387 million shares issuable upon vesting of RSU awards, which are settled for shares of Intuit common stock on a one-for-one basis.

(3) Represents 0.023 million shares issuable upon exercise of options and 2.079 million shares issuable upon vesting of RSU awards that were assumed or granted in connection with corporate acquisitions.

(4) Represents 2.291 million shares issuable upon exercise of options and 11.467 million shares issuable upon vesting of RSU awards.

(5) Represents 26.260 million shares available for issuance under our 2005 Equity Incentive Plan and 0.724 million shares available for issuance under our Employee Stock Purchase Plan. For a description of the material terms of the 2005 Equity Incentive Plan and the Employee Stock Purchase Plan, see footnote 12 to the financial statements filed with our Form 10-K for fiscal 2022.

Information About the Meeting, Voting and Proxies

Date, Time and Place of Meeting

We are holding the Meeting on Thursday, January 19, 2023 at 8:00 am Pacific Standard Time. The Meeting will occur as a virtual meeting conducted exclusively via a live audio webcast at www.virtualshareholdermeeting.com/INTU2023. To participate in the Meeting, including to vote and submit questions, stockholders of record will need to log in using the control number on their Notice of Internet Availability or proxy card. You may log into the Meeting website beginning at 7:45 am Pacific Standard Time. Street-name holders who receive a Notice of Internet Availability or voting instruction form indicating that they may vote those shares through the www.proxyvote.com website may access, participate in and vote at the Meeting using the control number indicated on that Notice of Internet Availability or voting instruction form. Otherwise, street-name holders should contact their bank, broker, or other nominee (preferably at least five days before the Meeting) and obtain a “legal proxy” in order to be able to attend, participate in, or vote at the Meeting.

There will not be a physical location for the Meeting, and you will not be able to attend in person. We will hold our Meeting in a virtual meeting format and intend to continue the use of the virtual meeting format. We adopted a virtual meeting format in 2021 and 2022 and, based on our stockholders’ and our experiences at those meetings, we believe that our virtual meeting format offers stockholders the same opportunities to participate as an in-person meeting. The virtual format enhances the experience because we can provide consistent opportunities for engagement to all stockholders, regardless of their geographic location. A recording of the webcast will be available on our investor relations website for at least 60 days following the Meeting.

If you wish to submit a question during the Meeting, you must log into www.virtualshareholdermeeting.com/INTU2023 using the control number on your Notice of Internet Availability, proxy card or voting instruction form and follow the instructions on the Meeting website. During the Meeting, we will answer questions relevant to meeting matters that comply with the meeting rules of conduct, subject to time constraints. We reserve the right to exclude questions that are not relevant to meeting matters, are irrelevant to the business of the company, are derogatory or in bad taste, relate to pending or threatened litigation, are personal grievances or are otherwise inappropriate (as determined by the chair of the Meeting). Questions relevant to meeting matters that we do not have time to answer during the Meeting will be posted to our website as soon as practicable following the Meeting. If you have an individual concern that is not of general concern to all stockholders, or if a question posed was not otherwise answered, contact Intuit Investor Relations at investor_relations@intuit.com. Additional information regarding the question and answer process, including the types and number of questions permitted and how questions will be addressed and disclosed, will be available in the Meeting rules of conduct, which will be posted at the virtual Meeting website during the Meeting.

If you lost your control number or are not a stockholder, you will be able to attend the Meeting by visiting www.virtualshareholdermeeting.com/INTU2023 and registering as a guest. However, in this case, you will not be able to vote, submit questions, or view the list of registered stockholders.

We will have technicians ready to assist you with any technical difficulties. If you have trouble accessing or checking in to the virtual meeting or otherwise during the Meeting, call the technical support number that will be posted on the virtual meeting platform log-in page.

We have first released this proxy statement to Intuit stockholders beginning on November 23, 2022.

Internet Availability of Proxy Materials

We are pleased to furnish proxy materials to our stockholders on the Internet, rather than mailing individual printed copies of those materials. If you received a Notice of Internet Availability of Proxy Materials (“Notice of Internet Availability”) by mail, you will not receive a printed copy of the proxy materials unless you request one. Instead, the Notice of Internet Availability will explain how you may access and review the proxy materials and cast your vote online. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of the Meeting.

The Notice of Internet Availability contains instructions for requesting printed copies of our proxy materials.

Record Date, Outstanding Shares and Quorum

Only holders of record of Intuit common stock at the close of business on November 21, 2022 (the “Record Date”) will be entitled to vote at the Meeting. Each share of Intuit common stock is entitled to one vote for each director nominee and one vote for each of the

other proposals. On the Record Date, we had approximately 280,925,350 shares of common stock outstanding and entitled to vote. In order to have a quorum, a majority of the shares outstanding and entitled to vote on the Record Date must be present at the Meeting, either in person or by proxy. Abstentions and broker non-votes will be counted as "present" in determining whether we have a quorum.

If by the date of the Meeting we do not receive proxies representing sufficient shares to constitute a quorum or to approve one or more of the proposals, the Chair of the Meeting, or the individuals named as proxies, may propose one or more adjournments of the Meeting to permit further solicitation of proxies. The individuals named as proxies would typically exercise their authority to vote in favor of adjournment.

For 10 days prior to the Meeting, a list of registered stockholders eligible to vote at the Meeting will be available for review. If you would like to view the stockholder list, contact Intuit Investor Relations at investor_relations@intuit.com. A list of registered stockholders eligible to vote at the Meeting will be available electronically to stockholders at www.virtualshareholdermeeting.com/INTU2023 during the entirety of the Meeting.

How to Know if You're a Stockholder of Record or a Beneficial Owner of Shares Held in Street Name

Stockholder of record (also known as a record holder). If your shares are registered directly in your name with Intuit's transfer agent, American Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and the Notice of Internet Availability was sent directly to you by Intuit. If you request printed copies of the proxy materials by mail, you also will receive a proxy card.

Beneficial owner of shares held in street name. If your shares are held on your behalf by a broker, bank or other nominee, then you are the beneficial owner of shares held in "street name." Your nominee, which is considered the stockholder of record for purposes of voting at the Meeting, may forward you the Notice of Internet Availability of Proxy Materials or send you a voting instruction form containing instructions that you must follow in order for your shares to be voted. As a beneficial owner, you have the right to instruct your nominee on how to vote the shares held in your account. If you do not provide specific voting instructions, we expect that your nominee will be permitted to vote only on Proposal 3 (ratifying the selection of our independent registered public accounting firm).

Required Vote

The table below shows the voting options, voting requirement, and effect of abstentions and broker non-votes for each proposal to be presented at the Meeting.

Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions	Effect of "Broker Non-Votes"[(1)]
1. Election of directors	For, against or abstain on each nominee	A nominee for director will be elected if the votes cast for such nominee exceed the votes cast against such nominee	No effect	No effect
2. Advisory vote to approve Intuit's executive compensation (say-on-pay)	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Meeting and voted for or against the proposal	No effect	No effect
3. Ratification of selection of Ernst & Young LLP as Intuit's independent registered public accounting firm	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Meeting and voted for or against the proposal	No effect	Not applicable
4. Approve the Amended and Restated Employee Stock Purchase Plan to increase the share reserve by an additional 2,000,000 shares	For, against or abstain	The affirmative vote of a majority of the shares of common stock represented at the Meeting and voted for or against the proposal	No effect	No effect

(1) If you hold your shares in street name and do not provide voting instructions to the broker, bank or other nominee that holds your shares, we expect that the nominee will not have discretionary authority to vote on Proposal No. 1, 2 or 4, resulting in a "broker non-vote." See "Voting and Revoking Proxies" below.

Voting and Revoking Proxies

The Board is soliciting proxies to vote your shares at the Meeting. Please act as soon as possible to vote your shares, even if you plan to attend the Meeting virtually. All stockholders of record have three options for submitting their vote prior to the Meeting:

- online before the meeting: www.proxyvote.com (as described in the Notice of Internet Availability);
- by phone (your Notice of Internet Availability explains how to access your proxy card, which contains instructions on how to vote by telephone); or
- by requesting, completing and mailing in a paper proxy card, as outlined in the Notice of Internet Availability.

We encourage you to vote via the Internet

If your shares are held on your behalf by a broker, bank or other nominee, you may vote as described above in the section "Date, Time and Place of Meeting." However, if your shares are held on your behalf by a broker, bank or other nominee and you do not plan to participate in the Meeting, you must instruct your nominee how to vote the shares held in your account. Some nominees enable you to do this online or by telephone. If you do not provide voting instructions, we expect that your nominee will be permitted to vote only on Proposal 3 (ratifying the selection of our independent registered public accounting firm). Without voting instructions regarding Proposals 1, 2 or 4, we expect that your nominee will not have the authority to vote on those matters, resulting in a so-called "broker non-vote." Whether the broker, bank or other nominee that holds your shares has discretionary authority to vote on a proposal without receiving your voting instructions is subject to stock exchange rules and final determination by the stock exchange.

If you are a stockholder of record and you sign and return your proxy card but do not give any instructions on how you would like to vote your shares, your shares will be voted in favor of the election of each of the director nominees listed in Proposal 1 and in favor of Proposals 2, 3 and 4. As far as we know, no other matters will be presented at the Meeting. However, if any other matters of business are properly presented, the proxy holders named on your proxy card are authorized to vote your shares according to their judgment.

Whether you submit your proxy online, by phone or by mail, you may revoke it at any time before voting takes place at the Meeting. If you are the record holder of your shares and you wish to revoke your proxy, you must deliver instructions to: Kerry J. McLean, Corporate Secretary, at Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California 94039-7850. You also may revoke a proxy by submitting a later-dated vote, whether electronically at the virtual Meeting or before it, via the Internet, by phone or by mail. If a broker, bank or other nominee is the record holder of your shares and you wish to revoke your proxy, you must contact the record holder of your shares directly or participate in the Meeting and electronically vote your shares during the Meeting.

Soliciting Proxies

Intuit will pay all expenses of soliciting proxies to be voted at the Meeting. After the proxies are initially distributed, Intuit or its agents also may solicit proxies by mail, electronic mail, telephone or in person. We have hired a proxy solicitation firm, Innisfree M&A Incorporated, to assist us in soliciting proxies. We will pay Innisfree a fee of $10,000. We will ask brokers, custodians, nominees and other record holders to prepare and send a Notice of Internet Availability of Proxy Materials to people or entities for whom they hold shares and to forward copies of the proxy materials to beneficial owners who request paper copies.

Voting Results

We intend to announce the preliminary voting results at the Meeting. The final voting results will be tallied by our Inspector of Elections and published in a Current Report on Form 8-K that we expect to file within four business days of the Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the Meeting, we intend to file a Form 8-K to disclose preliminary voting results and then, within four business days after the final results are known, file an additional Form 8-K to disclose the final voting results.

Annual Report on Form 10-K and Additional Materials

The Notice of 2023 Annual Meeting of Stockholders, this proxy statement and our Annual Report on Form 10-K for the fiscal year ended July 31, 2022 have been made available to all stockholders entitled to vote at the Meeting and who received the Notice of Internet Availability. The Annual Report on Form 10-K can be viewed at https://investors.intuit.com/financials/annual-reports/default.aspx.

You can obtain a paper copy of our Annual Report on Form 10-K (excluding exhibits) for the fiscal year ended July 31, 2022, without charge by writing to Investor Relations at investor_relations@intuit.com or Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California, 94039-7850. For faster delivery, we suggest that any communications be made via email.

Delivery of Voting Materials to Stockholders Sharing an Address

To reduce the expense and waste of delivering duplicate materials to stockholders sharing the same address, we have adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, certain stockholders of

record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Notice of Internet Availability, Annual Report on Form 10-K and proxy materials, as applicable, until such time as one or more of these stockholders notifies us that they wish to receive individual copies. Householding reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. If your shares are held in street name, your broker, bank or other nominee similarly may deliver only one copy of the Notice of Internet Availability, Annual Report on Form 10-K and proxy materials, as applicable, to multiple stockholders who share an address.

If you received a "householded" mailing this year, and you would like to have additional copies of our Notice of Internet Availability, Annual Report on Form 10-K, and proxy materials, as applicable, mailed to you, please submit your request to Investor Relations at investor_relations@intuit.com or Intuit Inc., P.O. Box 7850, Mail Stop 2700, Mountain View, California, 94039-7850, and we will deliver these materials to you promptly. You may also contact us at this email address if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future. If you would like to opt out of "householding" for future mailings, send a written request to Investor Relations as described above.

Stockholder Proposals and Nominations for the 2024 Annual Meeting of Stockholders

Any stockholder who intends to present a proposal for inclusion in Intuit's 2024 proxy statement and form of proxy must submit the proposal, in writing, so that the Corporate Secretary receives it at our principal executive offices by the close of business on July 26, 2023. Such proposals also must comply with Rule 14a-8 under the Exchange Act and any other applicable SEC guidance relating to stockholder proposals.

Any stockholder who wishes to put a proposal or a Board nomination before the 2024 Annual Meeting of Stockholders, without including such proposal or nomination in Intuit's 2024 proxy statement, must provide written notice of the proposal or nomination to Intuit's Corporate Secretary, at our principal executive offices, between the close of business on October 6, 2023 and the close of business on November 5, 2023. However, in the event that the 2024 Annual Meeting of Stockholders is to be held on a date that is more than 30 days before or 60 days after January 19, 2024 (the anniversary date of the Meeting) or if no Annual Meeting of Stockholders was held in the preceding year, then such notice must be delivered between the close of business on the 105th day prior to the date of the 2024 Annual Meeting of Stockholders and the close of business on the later of the 75th day prior to the date of the 2024 Annual Meeting of Stockholders, or the 10th day following the day on which public announcement of the date of the 2024 Annual Meeting of Stockholders is first made by us. In addition, our stockholders must comply with the procedural requirements in our bylaws. In addition to satisfying the deadlines in these advance notice provisions of our bylaws, a stockholder who intends to solicit proxies in support of nominees submitted under these advance notice provisions must provide the notice required under Rule 14a-19 under the Exchange Act to our Corporate Secretary no later than November 20, 2023.

Our bylaws provide that, under certain circumstances, stockholders may include director candidates that they have nominated in our proxy statement. These proxy access provisions permit a stockholder, or a group of up to 20 stockholders, who have owned 3% or more of Intuit's outstanding shares continuously for at least three years to submit director nominees (for the greater of two directors or up to 20% of our Board) for inclusion in our proxy materials, as long as the stockholder(s) provide timely written notice of such nomination and the stockholder(s) and nominee(s) satisfy the requirements specified in our bylaws. Notice of director nominees must include the information required under our bylaws and must be received by our Corporate Secretary at our principal executive offices between the close of business on July 11, 2023 and the close of business on August 10, 2023, unless the date of the 2024 Annual Meeting of Stockholders has been changed by more than 30 days from January 19, 2024 or if no Annual Meeting of Stockholders was held in the preceding year. In that case, such notice must be delivered between the close of business on the 135th day prior to the date of the 2024 Annual Meeting of Stockholders and the close of business on the later of the 105th day prior to the date of the 2024 Annual Meeting of Stockholders or the 10th day following the day on which public announcement of the date of the 2024 Annual Meeting of Stockholders is first made by us.

Our stockholders can find our bylaws on our website at http://investors.intuit.com/corporate-governance/conduct-and-guidelines/default.aspx or on file with the SEC. The chair of the Meeting may refuse to acknowledge or introduce any stockholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the bylaws. If a stockholder fails to meet these deadlines or fails to satisfy the requirements of SEC Rule 14a-4, as applicable (or, in some cases, even if the stockholder meets these deadlines and requirements), the individuals named as proxies will be allowed to use their discretionary voting authority to vote on any such proposal or nomination as they determine appropriate if and when the matter is raised at the Meeting.

Appendix A

Supplemental Information for the Proxy Summary and Compensation Discussion and Analysis in the Proxy Statement for the 2023 Annual Meeting of Stockholders

Information Regarding Non-GAAP Financial Measures and Reconciliation of Non-GAAP Financial Measures to Most Directly Comparable GAAP Measures

The Proxy Summary and the Compensation Discussion and Analysis ("CD&A") of the proxy statement contain four non-GAAP financial measures — non-GAAP operating income, non-GAAP earnings per share ("EPS"), adjusted revenue and adjusted non-GAAP operating income. The table on page A-3 of this proxy statement reconciles the non-GAAP financial measures in the Proxy Summary and CD&A to the most directly comparable financial measures prepared in accordance with Generally Accepted Accounting Principles ("GAAP").

About Non-GAAP Financial Measures

Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same names, and may differ from non-GAAP financial measures with the same or similar names that are used by other companies.

We compute non-GAAP financial measures using the same consistent method from quarter to quarter and year to year. We may consider whether other significant items that arise in the future should be excluded from our non-GAAP financial measures.

We exclude the following items from all of our non-GAAP financial measures:

- Share-based compensation expense
- Amortization of acquired technology
- Amortization of other acquired intangible assets
- Goodwill and intangible asset impairment charges
- Gains and losses on disposals of businesses and long-lived assets
- Professional fees for business combinations

We also exclude the following items from non-GAAP net income and non-GAAP diluted net income per share:

- Gains and losses on debt and equity securities and other investments
- Income tax effects and adjustments
- Discontinued operations

We believe that these non-GAAP financial measures provide meaningful supplemental information regarding Intuit's operating results primarily because they exclude amounts that we do not consider part of ongoing operating results when planning and forecasting and when assessing the performance of the organization, our individual operating segments or our senior management. We believe our non-GAAP financial measures also facilitate the comparison by management and investors of results for current periods and guidance for future periods with results for past periods.

The following are descriptions of the items we exclude from our non-GAAP financial measures.

Share-based compensation expenses. These consist of non-cash expenses for stock options, restricted stock units and our Employee Stock Purchase Plan. When considering the impact of equity awards, we place greater emphasis on overall stockholder dilution rather than the accounting charges associated with those awards.

Amortization of acquired technology and amortization of other acquired intangible assets. When we acquire a business in a business combination, we are required by GAAP to record the fair values of the intangible assets of the entity and amortize them over their useful lives. Amortization of acquired technology in cost of revenue includes amortization of software and other technology assets of acquired entities. Amortization of other acquired intangible assets in operating expenses includes amortization of assets such as customer lists, covenants not to compete, and trade names.

Goodwill and intangible asset impairment charges. We exclude from our non-GAAP financial measures non-cash charges to adjust the carrying values of goodwill and other acquired intangible assets to their estimated fair values.

Gains and losses on disposals of businesses and long-lived assets. We exclude from our non-GAAP financial measures gains and losses on disposals of businesses and long-lived assets because they are unrelated to our ongoing business operating results.

Professional fees for business combinations. We exclude from our non-GAAP financial measures the professional fees we incur to complete business combinations. These include investment banking, legal and accounting fees.

Gains and losses on debt and equity securities and other investments. We exclude from our non-GAAP financial measures gains and losses that we record when we sell or impair available-for-sale debt and equity securities and other investments.

Income tax effects and adjustments. We use a long-term non-GAAP tax rate for evaluating operating results and for planning, forecasting, and analyzing future periods. This long-term non-GAAP tax rate excludes the income tax effects of the non-GAAP pre-tax adjustments described above, and eliminates the effects of non-recurring and period-specific items which can vary in size and frequency. Based on our current long-term projections, we are using a long-term non-GAAP tax rate of 24% for fiscal 2021 and fiscal 2022, respectively. These long-term non-GAAP tax rates could be subject to change for various reasons including significant changes in our geographic earnings mix or fundamental tax law changes in major jurisdictions in which we operate. We evaluate these long-term non-GAAP tax rates on an annual basis and whenever any significant events occur which may materially affect the rates.

Operating results and gains and losses on the sale of discontinued operations. From time to time, we sell or otherwise dispose of selected operations as we adjust our portfolio of businesses to meet our strategic goals. In accordance with GAAP, we segregate the operating results of discontinued operations as well as gains and losses on the sale of these discontinued operations from continuing operations on our GAAP statements of operations, but continue to include them in GAAP net income or loss and GAAP net income or loss per share. We exclude these amounts from our non-GAAP financial measures.

INTUIT INC.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURES

(In millions, unaudited)	Fiscal Year Ended July 31, 2022	Fiscal Year Ended July 31, 2021
GAAP operating income	**$ 2,571**	**$2,500**
Amortization of acquired technology	140	50
Amortization of other acquired intangible assets	416	146
Professional fees for business combinations	69	36
Share-based compensation expense	1,308	753
Non-GAAP operating income	**$ 4,504**	**$3,485**
GAAP net income	**$ 2,066**	**$2,062**
Amortization of acquired technology	140	50
Amortization of other acquired intangible assets	416	146
Professional fees for business combinations	69	36
Share-based compensation expense	1,308	753
Net (gain) loss on debt securities and other investments	(49)	(15)
Other income from divested businesses	–	(30)
Income tax effects and adjustments	(585)	(345)
Non-GAAP net income	**$ 3,365**	**$2,657**
GAAP diluted net income per share	**$ 7.28**	**$ 7.56**
Amortization of acquired technology	0.49	0.18
Amortization of other acquired intangible assets	1.46	0.53
Professional fees for business combinations	0.24	0.13
Share-based compensation expense	4.61	2.76
Net (gain) loss on debt securities and other investments	(0.17)	(0.05)
Other income from divested businesses	–	(0.11)
Income tax effects and adjustments	(2.06)	(1.26)
Non-GAAP diluted net income per share	**$ 11.85**	**$ 9.74**
Shares used in diluted per share calculations	**284**	**273**
Supplemental non-GAAP information:[1]		
Total revenue	$12,726	
Less Mailchimp revenue	(762)	
Adjusted revenue	$11,964	
Total non-GAAP operating income	$ 4,504	
Less Mailchimp operating income	(176)	
Adjusted non-GAAP operating income	$ 4,328	

(1) Adjusted revenue and adjusted non-GAAP operating income were used in the FY22 IPI bonus calculations. See "Compensation Discussion and Analysis – Components of Compensation – Annual Cash Bonuses" for more information.

Appendix B

Intuit Inc.

Employee Stock Purchase Plan

(As Amended and Restated on)

1. Establishment of Plan. The Company proposes to grant options for purchase of the Company's Common Stock, $0.01 par value, to eligible employees of the Company and Participating Subsidiaries pursuant to the Plan. A total of 25,800,000 shares of the Company's Common Stock is reserved for issuance under the Plan. Such number shall be subject to adjustments effected in accordance with Section 14 of the Plan. Except as provided in Section 3(b) below, the Company intends that offerings under the Plan shall qualify as offerings under an "employee stock purchase plan" as set forth in Section 423 of the Code (including any amendments to or replacements of such Section), and the Plan shall be so construed. For avoidance of doubt, in the event that any such options are or become inconsistent with the terms of an offering under the Plan, such options shall not be treated as granted under an "employee stock purchase plan" under Section 423 of the Code, as described in further detail under Treas. Reg. §1.423-2(a)(4) or its successor, but shall be considered as granted under the Plan. Capitalized terms not defined in the text are defined in Section 28 below. Any term not expressly defined in the Plan that is defined in Section 423 of the Code shall have the same definition herein.

2. Purpose. The purpose of the Plan is to provide eligible employees of the Company and Participating Subsidiaries with a convenient means of acquiring an equity interest in the Company through payroll deductions, to enhance such employees' sense of participation in the affairs of the Company and Participating Subsidiaries, and to provide an incentive for continued employment.

3. Administration.

(a) The Plan shall be administered by the Committee. Subject to the provisions of the Plan and the provisions of governing law, including but not limited to Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of the Plan and any agreement or document executed pursuant to the Plan shall be determined by the Committee and its decisions shall be final and binding upon all Participants. The Committee shall have full power and authority to prescribe, amend and rescind rules and regulations relating to the Plan, including determining the sub-plans, forms and agreements used in connection with the Plan; provided that the Committee may delegate to the President, the Chief Financial Officer and/or the officer in charge of Human Resources, in consultation with the General Counsel or her designee, the authority (i) to approve revisions to the forms and agreements used in connection with the Plan that are designed to facilitate administration of the Plan both domestically and abroad and that are not inconsistent with the Plan, (ii) in accordance with Section 157(c) of the General Corporation Law of the State of Delaware, to determine the list of Participating Subsidiaries, as set forth in Exhibit A to the Plan and (iii) to interpret, administer and prescribe, amend and rescind rules and regulations used in connection with the Plan, provided that no such exercise of authority under this clause (iii) may amend the option of a Participant who is an "officer" within the meaning of Rule 16a-1(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") in a manner that would cause such officer to lose the ability to rely upon an exemption from potential short-swing trading profits liability under Section 16(b) of the Exchange Act for purchases of Common Stock under the Plan. References to the Committee shall also include any delegate to the extent of such delegated authority. The Committee may amend the Plan as described in Section 27 below. Members of the Committee shall receive no compensation for their services in connection with the administration of the Plan, other than standard fees as established from time to time by the Board for services rendered by Committee members serving on Board committees. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

(b) The Committee may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures, including the laws of foreign jurisdictions. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy, security, payroll taxes, withholding procedures and handling of stock certificates which vary with local requirements; however, if such varying provisions are not in accordance with the provisions of Section 423(b) of the Code, including but not limited to the requirement of Section 423(b)(5) of the Code that all options granted under the Plan shall have the same rights and privileges unless otherwise provided under the Code and the regulations promulgated thereunder, then the individuals affected by such varying provisions shall be deemed to be participating under a sub-plan and not in the Plan. The Committee may also adopt sub-plans applicable to particular non-U.S. Participating Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code and shall be deemed to be outside the scope of Section 423 of the Code unless the terms of the sub-plan provide to the contrary. The rules of such sub-plans may take precedence over other provisions of this Plan, except for any provision that requires approval of the Company's stockholders, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan. The Committee shall not be required to obtain the approval of stockholders prior to the adoption, amendment or termination of any sub-plan unless required by the laws of the foreign jurisdiction in which employees participating in the sub-plan are located.

4. Eligibility.

(a) Any employee of the Company or of any Participating Subsidiary is eligible to participate in an Offering Period under the Plan, except the following:

(i) employees who are not employed prior to the commencement of the Enrollment Period with respect to such Offering Period; and

(ii) employees who, together with any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code, own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any of its Subsidiaries or who, as a result of being granted an option under the Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any of its Subsidiaries.

(b) Only individuals who perform services for, and who are classified as employees on the payroll records of the Company or a Participating Subsidiary shall be treated as "employees" for purposes of the Plan. No other individual, including an individual who provides services for the Company, or any Participating Subsidiary, as an independent contractor, shall be considered an "employee" for purposes of the Plan, including this Section 4, and such individual shall not be eligible to participate in the Plan. This exclusion from participation shall apply even if the individual is reclassified as an employee, rather than an independent contractor, until such time as such individual is classified as an employee on the payroll records of the Company or a Participating Subsidiary, except to the extent that such exclusion shall cause an Offering Period not to be treated as satisfying the requirements of Section 423 of the Code.

5. Offering Dates.

(a) Offering Periods shall be of six (6) months duration, with one such Offering Period commencing on each September 16 and ending on the following March 15, and another commencing on each March 16 and ending on the following September 15. Each such Offering Period shall consist of two (2) Purchase Periods, each of which shall be of three (3) months duration. The Offering Period commencing on September 16 shall have Purchase Periods commencing on September 16 and December 16 and ending on the following December 15 and March 15, respectively. The Offering Period commencing on March 16 shall have Purchase Periods commencing on March 16 and June 16 and ending on the following June 15, and September 15, respectively. The first day of an Offering Period is the "Offering Date" for that Offering Period.

(b) The Committee shall have the power to change the duration of Offering Periods and/or the number or duration of Purchase Periods within an Offering Period with respect to future offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected; provided, however, that the duration of an Offering Period may not exceed twenty seven (27) months.

6. Participation in the Plan. An employee who is an eligible employee as provided in Section 4 may become a Participant in an Offering Period as of the Offering Date after satisfying the eligibility requirements by following the enrollment procedures established by the Company and enrolling in the Plan during the Enrollment Period established by the Company before the Offering Date. Each Enrollment Period shall be the same for all eligible employees with respect to a given Offering Period. An eligible employee who does not timely enroll after becoming eligible to participate in an Offering Period shall not participate in that Offering Period or any subsequent Offering Period unless such employee follows the enrollment procedures established by the Company and enrolls in the Plan during the Enrollment Period established by the Company before a subsequent Offering Period. For avoidance of doubt, an employee who does not timely enroll after becoming eligible to participate in a given Offering Period shall not be eligible to participate in any special three (3) month Offering Period in the event that the given Offering Period is shortened by operation of Section 8(b). A Participant will automatically participate in each Offering Period commencing immediately following the last day of the prior Offering Period unless he or she withdraws or is deemed to withdraw from the Plan, suspends participation as set forth in Section 9(c)(ii) below, or terminates further participation in the Offering Period as set forth in Sections 11 or 12 below. A Participant is not required to file any additional agreement or follow further enrollment procedures in order to continue participation in the Plan. An employee may only participate in one Offering Period at a time.

7. Grant of Option on Enrollment. Enrollment by an eligible employee in the Plan with respect to an Offering Period will constitute the grant (as of the Offering Date) by the Company to such Participant of an option to purchase on the Purchase Date of each Purchase Period of such Offering Period up to that number of shares of Common Stock of the Company determined by dividing (a) the amount accumulated in such employee's payroll deduction account during the applicable Purchase Period by (b) the lower of (i) eighty-five percent (85%) of the Fair Market Value of a share of the Company's Common Stock on the Offering Date (but in no event less than the par value of a share of the Company's Common Stock), or (ii) eighty-five percent (85%) of the Fair Market Value of a share of the Company's Common Stock on the Purchase Date (but in no event less than the par value of a share of the Company's Common Stock); provided, however, that the number of shares of the Company's Common Stock subject to any option granted pursuant to the Plan shall not exceed the maximum number of shares which may be purchased pursuant to Sections 10(a), 10(b) or 10(c) below with respect to the applicable Purchase Period. The fair market value of a share of the Company's Common Stock shall be determined as provided in Section 8 hereof.

8. Purchase Price.

(a) The purchase price per share at which a share of Common Stock will be sold to Participants in any Purchase Period shall be eighty-five percent (85%) of the lesser of:

(i) The Fair Market Value on the Offering Date; or

(ii) The Fair Market Value on the Purchase Date;

provided, however, that in no event may the purchase price per share of the Company's Common Stock be below the par value per share of the Company's Common Stock.

(b) Notwithstanding the above, if the Fair Market Value on the day of commencement of the second Purchase Period of an Offering Period (i.e., the Purchase Period commencing on either June 16 or December 16, as applicable) is less than the amount specified in Section 8(a)(i) with respect to a Participant, each Participant who purchased shares of Common Stock in the first Purchase Period of that Offering Period shall automatically be withdrawn from that original Offering Period and re-enrolled in a new three-month Offering Period commencing on the day of commencement of the second Purchase Period of the original Offering Period. The Fair Market Value on the Offering Date for the new Offering Period (i.e., the day of commencement of the second Purchase Period of the original Offering Period) shall replace the amount otherwise specified in Section 8(a)(i) for purposes of calculating the Purchase Price applicable to such new Offering Period. For the avoidance of doubt, there shall be no available Enrollment Period with respect to any new three-month Offering Period in accordance with this Section 8(b). To be eligible to participate in any such new three-month Offering Period, an employee must be employed prior to the commencement of the Enrollment Period with respect to the original Offering Period and have enrolled in the original Offering Period.

9. Payment of Purchase Price; Changes In Payroll Deductions; Issuance of Shares.

(a) The purchase price of the shares is accumulated by regular payroll deductions made during each Purchase Period. The deductions are made as a percentage of the Participant's compensation in one percent (1%) increments, with an upper limit of fifteen percent (15%) or such lower limit set by the Committee. Compensation shall mean base salary, commissions and cash bonuses (including, but not limited to cash bonuses paid under the Intuit Inc. Performance Incentive Plan), which definition may be changed for any future Offering Period by the Committee, in its sole discretion, subject to compliance with Section 423 of the Code, as applicable. Payroll deductions shall commence on the first payday of each Purchase Period and shall end on the last payday that occurs in such Purchase Period unless sooner altered or terminated as provided in the Plan. Notwithstanding the foregoing, if the last payday that occurs in a Purchase Period is within five business days prior to the Purchase Date, the payroll deductions associated with such payday may not be credited to such Purchase Period, and may instead be credited to the next Purchase Period, in accordance with the Company's administrative procedures for the Plan, which shall comply with Section 423(b)(5) of the Code. A Participant may not make any additional payments into such account, unless payroll deductions are prohibited under Applicable Law, in which case the provisions of Section 9(b) of the Plan shall apply.

(b) Notwithstanding any other provisions of the Plan to the contrary, in locations where local law prohibits payroll deductions, an eligible Employee may elect to participate through contributions to his or her account under the Plan in a form acceptable to the Committee. In such event, any such Employees shall be deemed to be participating in a sub-plan and any references to payroll deductions in the Plan shall mean such alternate acceptable form of participation, unless the Committee otherwise expressly provides that such Employees shall be treated as participating in the Plan.

(c) (i) A Participant may decrease the rate of payroll deductions once during any Purchase Period for the remainder of that Purchase Period to an amount greater than zero percent (0%) by following the Company's established procedure for a new authorization for payroll deductions by the deadline established by the Company and in accordance with the Company's administrative procedures for the Plan. The authorized level of deductions in effect at the end of the first Purchase Period of a given Offering Period for an enrolled Participant will continue at the same level during any subsequent Purchase Period within the same Offering Period, unless the Participant makes an election in accordance with the preceding sentence to further decrease the rate of payroll deductions.

(ii) A Participant may suspend (in other words, decrease to zero percent (0%)) the rate of payroll deductions for the remainder of any then-current Offering Period by following the Company's established procedure for a new authorization for payroll deductions by the deadline established by the Company and in accordance with the Company's administrative procedures for the Plan. Such a suspension shall not be treated as a withdrawal from participation in the Plan and a purchase of Common Stock shall be made for such Participant on the next Purchase Date in accordance with Section 9(e) below.

(iii) If an enrolled Participant elects not to make any changes in the authorized level of deductions for a subsequent Offering Period, then the regular payroll deductions for that Participant will continue at the same level as in effect at the end of the immediately preceding Offering Period.

(iv) A Participant may not increase the rate of payroll deductions for the remainder of any then-current Offering Period. For the avoidance of doubt, a Participant may increase the rate of payroll deductions for any subsequent Offering Period by following the Company's established procedure for a new authorization for payroll deductions by the deadline established by the Company and in accordance with the Company's administrative procedures for the Plan.

(d) All payroll deductions made for a Participant are credited to his or her account under the Plan and are deposited with the general funds of the Company. No interest accrues on the payroll deductions. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

(e) On each Purchase Date, so long as the Plan remains in effect, the Participant's employment has not terminated, and provided that the Participant has not timely completed the Company's standard withdrawal process before that date which notifies the Company that the Participant wishes to withdraw from that Offering Period under the Plan and have all payroll deductions accumulated in the account maintained on behalf of the Participant as of that date returned to the Participant, the Company shall apply the funds then in the Participant's account to the purchase of Common Stock reserved under the option granted to such Participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The purchase price per share shall be as specified in Section 8 of the

Plan. Any cash remaining in a Participant's account at the end of a Purchase Period following the purchase of shares shall be returned to the Participant without interest. Any cash remaining in a Participant's account after any Purchase Date due to the limitations in Section 10 below that prohibits such Participant from purchasing any additional shares of Common Stock during that Offering Period shall be returned to the Participant without interest. Subject to Section 12 below, no Common Stock shall be purchased on a Purchase Date on behalf of any employee whose participation in the Plan has terminated prior to such Purchase Date.

(f) Subject to Section 9(g) below, as promptly as practicable after each Purchase Date, the Company shall deliver, or cause to have delivered, shares of Common Stock representing the shares purchased.

(g) To the extent required by applicable law, at the time the option is exercised or at the time some or all of the shares of Common Stock issued under the Plan are disposed of (or at any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for any withholding obligation of the Company or a Participating Subsidiary with respect to any applicable income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to participation in the Plan and legally applicable to the Participant. At any time, the Company or the Participant's employer may, but shall not be obligated to, withhold from the Participant's wages or other cash compensation the amount necessary for the Company or the Participant's employer to meet applicable withholding obligations. In addition, the Company or the Participant's employer may, but shall not be obligated to, withhold from the proceeds of the sale of Common Stock or by any other method of withholding the Company or the Participant's employer deems appropriate in compliance with applicable law.

(h) During a Participant's lifetime, such Participant's option to purchase shares hereunder is exercisable only by him or her. The Participant will have no interest or voting right in shares covered by his or her option until such option has been exercised. Shares issued for the benefit of a Participant under the Plan will be issued to an account in the name of the Participant. The Company may require shares to be issued to an account established by a broker dealer approved by the Company.

10. Limitations on Shares to be Purchased.

(a) No Participant shall be entitled to purchase stock under the Plan at a rate which, when aggregated with his or her rights to purchase stock under all other employee stock purchase plans of the Company or any Subsidiary, exceeds $25,000 in fair market value, determined as of the Offering Date (or such other limit as may be imposed by the Code) for each calendar year in which the employee is a Participant in the Plan, as determined in accordance with Section 423(b)(8) of the Code.

(b) No Participant shall be entitled to purchase more than the Maximum Share Amount during any single Offering Period. Prior to the commencement of any Offering Period, the Committee shall set a Maximum Share Amount. In the event of the creation of a special three (3) month Offering Period pursuant to Section 8(b), the Maximum Share Amount shall apply to the six (6) month period comprised of the original shortened Offering Period and the special Offering Period together. If a new Maximum Share Amount is set, then all Participants must be notified of such Maximum Share Amount prior to the deadline established by the Company to enroll or change the rate of payroll deductions for the next Offering Period. Once the Maximum Share Amount is set, it shall continue to apply with respect to all succeeding Offering Periods unless revised by the Committee as set forth above.

(c) If the number of shares to be purchased on a Purchase Date by all Participants exceeds the number of shares then available for issuance under the Plan, then the Company will make a pro rata allocation of the remaining shares in as uniform a manner as shall be reasonably practicable and as the Committee shall determine to be equitable. In such event, the Company shall give written notice of such reduction of the number of shares to be purchased under a Participant's option to each Participant affected thereby.

(d) Any payroll deductions accumulated in a Participant's account which are not used to purchase stock due to the limitations in this Section 10 and may not be used to purchase stock in any future Purchase Period of the same Offering Period shall be returned to the Participant in accordance with the rules set forth in Section 9(d).

11. Withdrawal.

(a) Each Participant may withdraw from an Offering Period under the Plan by withdrawing from the Plan in accordance with the procedures established by the Company by the deadline established by the Company for withdrawals.

(b) Upon withdrawal from the Plan, the accumulated payroll deductions shall be returned to the withdrawn Participant, without interest, and his or her interest in the Plan shall terminate. In the event a Participant withdraws from the Plan in accordance with Section 11(a), he or she may not resume his or her participation in the Plan during the same Offering Period, but he or she may participate in any regular Offering Period established under Section 5 of the Plan which commences on a date subsequent to such withdrawal by filing a new authorization for payroll deductions in the same manner as set forth above in Section 6 for initial participation in the Plan.

12. Termination of Employment.

(a) Termination of a Participant's employment for any reason, including retirement, death or the failure of a Participant to remain an eligible employee under Section 4 above, immediately terminates his or her participation in the Plan. In such event, the payroll deductions credited to the Participant's account will be returned to him or her or, in the case of his or her death, to his or her legal representative, without interest.

(b) Notwithstanding the provisions of Section 12(a), an employee will remain an eligible employee in the case of sick leave, military leave, or any other leave of absence approved by the Company; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or Applicable Law.

13. Return of Payroll Deductions. In the event a Participant's interest in the Plan is terminated by withdrawal, termination of employment or otherwise, or in the event the Plan is terminated, the Company shall promptly deliver to the Participant all payroll deductions credited to such Participant's account. No interest shall accrue on the payroll deductions of a Participant in the Plan.

14. Capital Changes. Subject to any required action by the stockholders of the Company, if the outstanding shares of Common Stock are affected by a merger, consolidation, reorganization, liquidation, stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, split-up, spin-off, share combination, share exchange, extraordinary dividend, or distribution of cash, property and/or securities, the number of shares of Common Stock (or other securities or property) covered by each option under the Plan which has not yet been exercised and the number of shares of Common Stock (or other securities or property) which have been authorized for issuance under the Plan but have not yet been placed under option, any Maximum Share Amount established under Section 10(b), and the price per share of Common Stock (or other securities or property) covered by each option under the Plan which has not yet been exercised shall be proportionately adjusted as shall be determined to be appropriate and equitable by the Committee, for the purpose of preventing the dilution or enlargement of rights and privileges under the terms of the Plan or any outstanding option; provided, however, that the price per share of Common Stock shall not be reduced below its par value per share. For the avoidance of doubt, any adjustment to the price per share as contemplated in the previous sentence shall be applicable to the calculation of the purchase price under Section 8. Such adjustment shall be made by the Committee, whose determination shall be final, binding and conclusive. Beginning with the first Offering Period commencing in 2022, fractions of a share of Common Stock (or other security) may be issued, subject to the authority of the Committee not to provide for the purchase of fractional shares of Common Stock under the Plan and to permit Participants to carry forward amounts representing a fractional share of Common Stock that were withheld but not applied toward the purchase of Common Stock under an earlier Offering Period and apply such amounts toward the purchase of Common Stock under a subsequent Offering Period.

In the event of the proposed dissolution or liquidation of the Company, each Offering Period will terminate immediately prior to the consummation of such proposed action and the accrued payroll deductions will be returned to each Participant without interest, unless otherwise provided by the Committee. The Committee may, in the exercise of its sole discretion in such instances, shorten each Offering Period in progress and establish a new Purchase Date (the "Special Purchase Date") upon which the accrued payroll deductions of each Participant who does not elect to withdraw his or her payroll deductions will be used to purchase Common Stock, with any remaining cash balance in a Participant's account being returned to such Participant as soon as administratively practicable following the Special Purchase Date. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger or consolidation of the Company with or into another corporation, each option under the Plan shall be continued, assumed or an equivalent option shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation. In the event the successor Parent Corporation does not continue, assume or substitute such options, the Committee shall shorten each Offering Period in progress and establish a Special Purchase Date upon which the accrued payroll deductions of each Participant who does not elect to withdraw his or her payroll deductions will be used to purchase Common Stock, with any remaining cash balance in a Participant's account being returned to such Participant as soon as administratively practicable following the Special Purchase Date. The price at which each share of Common Stock may be purchased on such Special Purchase Date shall be calculated in accordance with Section 8 above as if "Purchase Date" were replaced by "Special Purchase Date".

15. Nonassignability. Neither payroll deductions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 23 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be void and without effect.

16. Reports. Individual accounts will be maintained for each Participant in the Plan. Each Participant shall receive promptly after the end of each Purchase Period a report of his or her account setting forth the total payroll deductions accumulated, the number of shares purchased, the per share price thereof and any cash remaining in the Participant's account after the shares are purchased.

17. Notice of Disposition. In order that the Company may properly report the compensation attributable to a Participant's disposition of shares purchased under the Plan, the Company may require Participants to keep shares purchased under the Plan in an account established with a broker dealer approved by the Company until the earlier of the date that the Participant sells, gifts or otherwise transfers such shares, or two (2) years have passed since the date of the commencement of the Offering Period during which the shares were purchased. The Company may, at any time during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to the Plan requesting the Company's transfer agent to notify the Company of any transfer of the shares or take other actions intended to accomplish the same purpose. The obligation of the Participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates or the taking by the Company of any other action under this Section 17.

18. No Rights to Continued Employment. Neither the Plan nor the grant of any option hereunder shall confer any right on any employee to remain in the employ of the Company or any Subsidiary, or restrict the right of the Company or any Subsidiary to terminate such employee's employment.

19. Equal Rights and Privileges. All eligible employees shall have equal rights and privileges with respect to the Plan within the meaning of Section 423(b)(5) of the Code so that the Plan qualifies as an "employee stock purchase plan" within the meaning of Section 423 or any successor provision of the Code and the related regulations. Any provision of the Plan which is inconsistent with Section 423 or any successor provision of the Code shall, without further act or amendment by the Company or the Committee, be reformed to comply with the requirements of Section 423. This Section 19 shall take precedence over all other provisions in the Plan, except to the extent otherwise expressly provided in Sections 1 and 3(b).

20. Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. Tax Qualification. Although the Company (a) intends that the Plan satisfy the requirements of Section 423 of the Internal Revenue Code under the laws of the United States and (b) may endeavor to qualify an option for favorable tax treatment in jurisdictions outside of the United States, the Company expressly disavows any covenant to guarantee such favorable tax treatment to any Participant or avoid less favorable tax treatment for any Participant.

22. Term; Stockholder Approval. The Plan became effective October 7, 1996, the date on which it was adopted by the Board and was approved by the stockholders of the Company, in a manner permitted by applicable corporate law, within twelve (12) months after the date the Plan was adopted by the Board. No purchase of shares pursuant to the Plan occurred prior to such stockholder approval. The Plan shall continue until the earlier to occur of (a) termination of the Plan by the Board or the Committee (which termination may be effected at any time), or (b) issuance of all of the shares of Common Stock reserved for issuance under the Plan.

23. Death of a Participant. In the event of a Participant's death, payroll deductions in his or her account shall be refunded to the Participant's legal representative in accordance with the Company's then current procedures for payment of a deceased employee's wages. Any shares purchased under the Plan on behalf of a Participant are to be treated in accordance with the Participant's will or the laws of descent and distribution.

24. Conditions Upon Issuance of Shares; Limitation on Sale of Shares. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, and the rules and regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

25. Stockholder Rights. No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock purchased under the Plan unless and until such Participant is listed as a stockholder of record in the books and records of the Company.

26. Applicable Law. The Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of California.

27. Amendment or Termination of the Plan. The Committee may at any time amend, modify or terminate the Plan, except that any such termination cannot affect the terms of options previously granted under the Plan, nor may any modification or amendment make any change in an option previously granted which would materially adversely affect the rights of any Participant.

Notwithstanding the prohibition against affecting options previously granted under the Plan as described in the preceding paragraph, the Plan or an Offering Period may be terminated by the Committee on a Purchase Date or by the Committee setting a new Purchase Date with respect to an Offering Period then in progress if the Committee determines that termination of the Plan and/or the Offering Period is in the best interests of the Company and the stockholders or if continuation of the Plan and/or the Offering Period would cause the Company to incur adverse accounting charges as a result of a change in the generally accepted accounting rules or interpretations thereof that are applicable to the Plan.

The Company must obtain stockholder approval for each amendment of the Plan for which stockholder approval is required by the Code, the rules of any stock exchange or automated quotation system upon which the Company's shares may then be listed, or any other applicable laws or regulation. Such stockholder approval must be obtained, in a manner permitted by applicable corporate law, within twelve (12) months of the adoption of such amendment by the Committee.

28. Definitions.

(a) "Board" means the Board of Directors of the Company.

(b) "Code" means the Internal Revenue Code of 1986, as amended.

(c) "Committee" means the Compensation and Organizational Development Committee appointed by the Board. The Committee is comprised of at least two (2) members of the Board, all of whom are non-employee directors.

(d) "Company" means Intuit Inc., a Delaware corporation.

(e) "Enrollment Period" means (i) with respect to an Offering Period commencing September 16, the period from August 15 through August 31 immediately preceding the commencement of such Offering Period, and (ii) with respect to an Offering Period commencing March 16, the period from February 15 through February 28 (or, for leap years, February 29) immediately preceding the commencement of such Offering Period.

(f) "Fair Market Value" means as of any date, the value of a share of the Company's Common Stock determined as follows:

(i) if such Common Stock is then quoted on the Nasdaq Global Market, its last reported sale price on the Nasdaq Global Market or, if no such reported sale takes place on such date, the average of the closing bid and asked prices;

(ii) if such Common Stock is publicly traded and is then listed on a national securities exchange, its last reported sale price or, if no such reported sale takes place on such date, the average of the closing bid and asked prices on the principal national securities exchange on which the Common Stock is listed or admitted to trading;

(iii) if such Common Stock is publicly traded but is not quoted on the Nasdaq Global Market or listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on such date, as reported in *The Wall Street Journal*, for the over-the-counter market; or

(iv) if none of the foregoing is applicable, by the Board in good faith.

(g) "Maximum Share Amount" means the maximum number of shares which may be purchased by any employee during any single Offering Period. Until and unless the Committee provides otherwise, the Maximum Share Amount shall be 1,000.

(h) "Notice Period" is the period ending two (2) years from the Offering Date and one (1) year from the Purchase Date on which such shares were purchased.

(i) "Offering Date" is the first business day of each Offering Period.

(j) "Offering Period" means a six-month period containing two three-month Purchase Periods, unless such period is reduced to three months in accordance with Section 8(b).

(k) "Parent Corporation" and "Subsidiary" (collectively, **"**Subsidiaries**"**) shall have the same meanings as "parent corporation" and "subsidiary corporation" in Code Sections 424(e) and 424(f).

(l) "Participant" means an employee who meets the eligibility requirements of Section 4 above and timely enrolls in the Plan in accordance with Section 6 above.

(m) "Participating Subsidiaries" means Subsidiaries that have been designated by the Committee from time to time as eligible to participate in the Plan as set forth in Exhibit A to the Plan.

(n) "Plan" means this Intuit Inc. Employee Stock Purchase Plan, as amended from time to time.

(o) "Purchase Date" is the last business day of each Purchase Period.

(p) "Purchase Period" means any period of three (3) months duration during an Offering Period as described in Section 5(b).

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100% score
Disability Equality Index, 2022

Best Employers for Diversity

#140 of 500
Forbes, 2022



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